     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 10, 1998

                                                              FILE NO. 333-49851
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------


                                AMENDMENT NO. 2
                                       TO
                                    FORM S-1


            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                              -------------------

                            MANNATECH, INCORPORATED

             (Exact Name of Registrant as Specified in Its Charter)

            TEXAS                            2833                  75-2508900
 (State or other Jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
Incorporation or Organization)                                        No.)

                          600 S. ROYAL LANE, SUITE 200
                              COPPELL, TEXAS 75019
                                 (972) 471-7400

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              CHARLES E. FIORETTI
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                            MANNATECH, INCORPORATED
                          600 S. ROYAL LANE, SUITE 200
                              COPPELL, TEXAS 75019
                                 (972) 471-7400

         (Name, and address, including zip code, and telephone number, including area code, of agent for service)
                              -------------------

                                   COPIES TO:

     J. KENNETH MENGES, JR., P.C.                  PAUL V. ROGERS, ESQ.
  Akin, Gump, Strauss, Hauer & Feld,                Hale and Dorr LLP
                L.L.P.
       1700 Pacific, Suite 4100                      60 State Street
         Dallas, Texas 75201                   Boston, Massachusetts 02109
            (214) 969-2800                            (617) 526-6000

                              -------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                              -------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /
                              -------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED JUNE 10, 1998

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                8,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                                 --------------

    Of the 8,000,000 shares of Common Stock offered hereby, 6,000,000 shares are being sold by the Company and 2,000,000 shares are being sold by the Selling Shareholders. See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of the shares by the Selling Shareholders.

    Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $10.00 and $12.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Common Stock has been approved for quotation and trading, subject to official notice of issuance, on the Nasdaq National Market under the symbol "MTEX."

    SEE "RISK FACTORS" COMMENCING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                              -------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                      PRICE            UNDERWRITING          PROCEEDS            PROCEEDS
                                        TO            DISCOUNTS AND             TO              TO SELLING
                                      PUBLIC         COMMISSIONS (1)       COMPANY (2)       SHAREHOLDERS (2)
Per Share.....................          $                   $                   $                   $
Total (3).....................          $                   $                   $                   $

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $1,100,000.

(3) The Company and certain Selling Shareholders have granted to the Underwriters a 30-day option to purchase up to an additional 1,200,000 shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling
    Shareholders will be $     , $     , $     and $     , respectively. See
    "Underwriting."

                            ------------------------

    The shares of Common Stock are offered by the several Underwriters, subject to receipt and acceptance by them and to their right to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Adams, Harkness &
Hill, Inc., Boston, Massachusetts, on or about             , 1998.

Adams, Harkness & Hill, Inc.

                     NationsBanc Montgomery Securities LLC

                                                              Piper Jaffray Inc.

               The date of this Prospectus is             , 1998.

                [Pictures of the Company's products and events.]

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN THESE SECURITIES OR THE IMPOSITION OF PENALTY BIDS IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. INVESTORS SHOULD CAREFULLY CONSIDER THE RISK FACTORS RELATED TO THE PURCHASE OF COMMON STOCK OF THE COMPANY. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS REFLECTS A 1,000-FOR-1 SPLIT OF THE COMPANY'S OUTSTANDING COMMON STOCK EFFECTED IN 1997 (THE "STOCK SPLIT"). SEE "RISK FACTORS."

                                  THE COMPANY

    Mannatech develops and sells proprietary nutritional supplements and topical products through a network marketing system. The Company sells its products in the United States and Canada, through a network consisting of approximately 221,000 active Associates (an "active" Associate has purchased products from the Company within the last 12 months) as of April 30, 1998, and is currently planning to expand into Australia, while continuing to assess the potential of other foreign markets. Since commencing operations in November 1993, the Company's sales have grown from approximately $8.5 million in 1994 to approximately $150.9 million in 1997.


    The Company pursues a two-fold business strategy: (i) to develop a proprietary line of nutritional supplements having both health benefits and mass appeal to a general population demanding non-toxic healthcare alternatives and
(ii) to provide an appealing framework for persons interested in the products to establish a direct sales business. To date, the Company has focused its development efforts primarily in the area of carbohydrate technology, creating a proprietary ingredient, Ambrotose-Registered Trademark- Complex, which combines the naturally occurring sugars required to support optimal cell-to-cell communication. Additional Company efforts have been focused on developing products based on scientific advances in the emerging field of phytochemistry, which has identified certain naturally occurring components of various plants, known as "phytochemicals," which, while not essential to sustain life, are fundamental to optimal health.


    Ambrotose-Registered Trademark- Complex is the cornerstone of the Company's product lines. These products are designed to support various systems and functions of the human body, including (i) the cell-to-cell communication system, (ii) the immune system, (iii) the endocrine system, (iv) the intestinal system and (v) the dermal system. The Company also markets products designed to aid in sports performance and nutritional support. The Company's products, Man-Aloe-Registered Trademark-, Ambrotose-Registered Trademark- and Bulk Ambrotose-Registered Trademark-, are designed to support cell-to-cell communication. For immune system support, the Company offers Phyt-Aloe-Registered Trademark-, for adults, and Phyto-Bears-Registered Trademark-, a chewable gummi-bear nutritional supplement product marketed to children but popular with adults. Other products include MVP-TM- and Plus for endocrine system support, MannaCleanse-TM- for intestinal system support and Emprizone-Registered Trademark-, Firm and Naturalizer for dermal care. The Company offers several products designed to aid sports performance by enhancing the body's natural recovery process and supporting lean tissue development, including Em-Pact-TM-, Bulk Em-Pact-TM- and Sport with Ambrotose-Registered Trademark-. The Company also markets Profile 1, Profile 2 and Profile 3, which support the body's nutritional needs.


    In March 1998, the Company introduced MannaBAR-TM-, a nutritional supplement bar in two versions that contain the equivalent of the Company's recommended minimum daily supply of Ambrotose-Registered Trademark-Complex, Phyt-Aloe-Registered Trademark- and Plus. In addition to MannaBAR-TM-, the Company plans to release at least one new product in 1998 and additional products as new nutritional compounds or areas of consumer demand are identified by the Company. All new products are expected to contain proprietary components.


    The Company's products are marketed exclusively through a network marketing system. The Company believes that its network marketing system is well-suited to its products, which emphasize health and nutrition, because network marketing allows in-person product education not available through traditional marketing techniques. The Company's network marketing system appeals to a broad cross-section of people, particularly those seeking to supplement family income, start a home-based business or pursue employment opportunities other than conventional, full-time employment.

    In 1997, the Company made a substantial investment in infrastructure, including investments in its new headquarters building, new distribution center, information technology systems and new research and development laboratory. The Company believes it will be able to continue its sustained and profitable growth by capitalizing on its operating strengths, including its (i) proprietary product offerings, (ii) superior research and development capability, (iii) strong Associate support philosophy, (iv) flexible operating strategy and (v) experienced management team.

    Prior to June 1, 1997, certain of the Company's intellectual property rights and marketing rights were held by limited partnerships controlled by certain of the Company's shareholders. On June 1, 1997, in order to simplify the Company's ownership structure and consolidate all operating activities, the Company entered into agreements to effect a reorganization through merging with the corporate general partners of the limited partnerships in which the Company was the surviving corporation and exchanging shares of Common Stock for the entire ownership interests of the limited partnerships (the "Reorganization"). Pursuant to the Reorganization, the Company issued an aggregate of 10,000,000 shares of Common Stock to the holders of the general partnership and the limited partnership interests. In addition, during May and June 1997 the Company issued 2,027,571 shares of Common Stock in consideration for the cancellation of incentive compensation agreements with two shareholder-employees and four other employees of the Company, including 626,971 shares issued to cancel incentive compensation agreements that had been provided in lieu of ownership interests in the limited partnerships. See Note 9 to the Financial Statements. The net effect of the foregoing transactions was to increase the number of shares of Common Stock outstanding by 12,027,571, while retaining substantially the same relative ownership of the Company among the Company's original shareholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Transactions-Partnership Transactions" and "-Incentive Compensation Agreements."

    The Company was incorporated in Texas in 1993 under the name Emprise International, Inc. and changed its name to Mannatech, Incorporated in 1995. The principal executive offices of the Company are located at 600 S. Royal Lane, Suite 200, Coppell, Texas 75019, and the Company's telephone number is (972) 471-7400.

                                  THE OFFERING

Common Stock offered by:
  The Company..................................................  6,000,000 shares
  The Selling Shareholders.....................................  2,000,000 shares
Common Stock to be outstanding after this offering.............  28,151,738 shares(1)
Use of proceeds................................................  For international expansion, capital investments, working capital and other general
                                                                 corporate purposes. See "Use of Proceeds."

Nasdaq National Market symbol..................................  MTEX

------------------------------


(1) Includes 50,000 shares of Common Stock to be sold in the offering upon exercise of an outstanding warrant (the "Exercised Warrant Shares"). Does not include (i) 2,500,000 shares of Common Stock reserved for issuance under the Company's 1997 Stock Option Plan and 1998 Incentive Stock Option Plan, of which 1,600,000 shares were subject to outstanding options as of April 30, 1998 at a weighted average exercise price of $1.45 per share, (ii) 100,000 shares of Common Stock reserved for issuance subject to another option outstanding as of April 30, 1998 at an exercise price of $2.00 per share and (iii) 425,015 shares (which number does not include the Exercised Warrant Shares) of Common Stock reserved for issuance subject to a warrant outstanding as of April 30, 1998 at an exercise price of $1.35 per share.

                         SUMMARY FINANCIAL INFORMATION


                                                                                           THREE MONTHS ENDED MARCH
                                                       YEAR ENDED DECEMBER 31,                       31,
                                             --------------------------------------------  ------------------------
                                               1994(1)      1995       1996       1997       1997         1998
                                             -----------  ---------  ---------  ---------  ---------  -------------
                                                                                                 (UNAUDITED)
                                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME DATA:
Net sales..................................   $   8,540   $  32,234  $  86,574  $ 150,857  $  33,544    $  41,059
Cost of sales..............................       1,499       4,880     13,406     24,735      5,501        6,060
Commissions................................       3,256      12,339     35,155     61,677     13,685       16,883
                                             -----------  ---------  ---------  ---------  ---------  -------------
    Gross profit...........................       3,785      15,015     38,013     64,445     14,358       18,116
                                             -----------  ---------  ---------  ---------  ---------  -------------
Operating expenses:
  Selling and administrative expenses......       2,063       7,012     17,764     27,846      5,827        7,684
  Other operating costs....................       2,115       5,253     11,746     19,402      3,744        4,696
  Cancellation of incentive compensation
    agreements.............................           -           -          -      2,192(2)         -           -
                                             -----------  ---------  ---------  ---------  ---------  -------------
    Total operating expenses...............       4,178      12,265     29,510     49,440      9,571       12,380
                                             -----------  ---------  ---------  ---------  ---------  -------------
Income (loss) from operations..............        (393)      2,750      8,503     15,005      4,787        5,736
Other (income) expense, net................          21         181       (116)       (43)       139          (62)
                                             -----------  ---------  ---------  ---------  ---------  -------------
Income (loss) before income taxes..........        (414)      2,569      8,619     15,048      4,648        5,798
Income tax (benefit) expense...............        (131)        130      1,295      4,249      1,322        2,198
                                             -----------  ---------  ---------  ---------  ---------  -------------
Net income (loss)..........................   $    (283)  $   2,439  $   7,324  $  10,799  $   3,326    $   3,600
                                             -----------  ---------  ---------  ---------  ---------  -------------
                                             -----------  ---------  ---------  ---------  ---------  -------------
Earnings (loss) per common share:(3)
  Basic....................................   $   (0.01)  $    0.12  $    0.36  $    0.50  $    0.16    $    0.16
                                             -----------  ---------  ---------  ---------  ---------  -------------
                                             -----------  ---------  ---------  ---------  ---------  -------------
  Diluted..................................   $   (0.01)  $    0.12  $    0.36  $    0.48  $    0.16    $    0.15
                                             -----------  ---------  ---------  ---------  ---------  -------------
                                             -----------  ---------  ---------  ---------  ---------  -------------
Weighted average common and common
  equivalent shares outstanding:(3)
  Basic....................................      20,627      20,627     20,627     21,449     20,627       22,102
                                             -----------  ---------  ---------  ---------  ---------  -------------
                                             -----------  ---------  ---------  ---------  ---------  -------------
  Diluted..................................      20,627      20,627     20,627     22,400     20,627       23,698
                                             -----------  ---------  ---------  ---------  ---------  -------------
                                             -----------  ---------  ---------  ---------  ---------  -------------
PRO FORMA INFORMATION:(4)
Income (loss) before income taxes, as
  reported.................................   $    (414)  $   2,569  $   8,619  $  15,048  $   4,648
Pro forma provision for income tax
  (benefit) expense........................        (155)        964      3,232      5,793      1,789
                                             -----------  ---------  ---------  ---------  ---------
Pro forma net income (loss)................   $    (259)  $   1,605  $   5,387  $   9,255  $   2,859
                                             -----------  ---------  ---------  ---------  ---------
                                             -----------  ---------  ---------  ---------  ---------
PRO FORMA EARNINGS (LOSS) PER COMMON
  SHARE:(3)
Basic......................................   $   (0.01)  $    0.08  $    0.26  $    0.43  $    0.14
                                             -----------  ---------  ---------  ---------  ---------
                                             -----------  ---------  ---------  ---------  ---------
Diluted....................................   $   (0.01)  $    0.08  $    0.26  $    0.41  $    0.14
                                             -----------  ---------  ---------  ---------  ---------
                                             -----------  ---------  ---------  ---------  ---------
OTHER FINANCIAL DATA:
Depreciation and amortization..............   $       4   $      75  $     414  $   1,189  $     129    $     399
Capital expenditures(5)....................   $      72   $     769  $   2,660  $   9,135  $   3,720    $   1,813
Dividends declared per common share........   $    1.00(6) $    1.00(6) $   10.00(6) $    0.37 $       -   $    0.12

                                                                                               MARCH 31, 1998
                                                                                         --------------------------
                                                                                          ACTUAL    AS ADJUSTED(7)
                                                                                         ---------  ---------------
                                                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents..............................................................  $     952     $  61,936
Working capital........................................................................     (9,105)       51,879
Total assets...........................................................................     22,483        83,049
Total liabilities......................................................................     19,489        18,225
Redeemable warrants....................................................................        300           300
Total shareholders' equity.............................................................      2,694        63,260


------------------------------

(1) Statement of Income Data for the year ended December 31, 1994 includes the period from November 4, 1993 (inception) through December 31, 1994. For the two months of operations ended December 31, 1993, the Company's financial data consisted of net sales of $0, selling and administrative expenses of $43,049, other operating costs of $68,683 and a net loss of ($112,733). The balance sheet reflects a total shareholders' deficit of ($111,733).

(2) In June 1997 and December 1997, the Company recorded one-time charges to operations for the issuance of stock in exchange for the cancellation of certain incentive compensation agreements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Transactions."

(3) Computed on the basis described in Note 1 in the Notes to Financial Statements.

(4) The pro forma information shows the Company's net income and earnings per share as if all income earned by the Company and the limited partnerships was taxable at federal and state statutory rates.

(5) Capital expenditures include assets acquired through capital lease obligations of $397,402 in 1997.

(6) Dividends were calculated based upon shares outstanding prior to the Stock Split and the Reorganization (10,000 shares), each of which took place in 1997. Aggregate dividends declared amounted to $10,000, $10,000 and $100,000 in 1994, 1995 and 1996, respectively.

(7) Adjusted to give effect to the sale of 6,000,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $11.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                   TRADEMARKS

    The tradename Mannatech and the Company's logo is a Texas trademark of the Company. Product names used in this Prospectus are, in certain cases, trademarks and are also the property of the Company, including; Ambrotose-Registered Trademark-; Bulk Ambrotose-Registered Trademark-; Man-Aloe-Registered Trademark-; MannaBAR-TM- (carbohydrate formula); MannaBAR-TM- (protein formula); MVP-TM- Phyt-Aloe-Registered Trademark-; Phyto-Bears-Registered Trademark-; MannaCleanse-TM-; and Emprizone-Registered Trademark-. Manapol-Registered Trademark- is a registered trademark of Carrington Laboratories, Inc. All other tradenames and trademarks appearing in this Prospectus are the property of their respective owners.

                                  RISK FACTORS

    THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE PURCHASING THE COMMON STOCK OFFERED BY THIS PROSPECTUS. EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE DISCUSSION IN THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. WHEN USED IN THIS PROSPECTUS, THE WORDS "BELIEVES," "EXPECTS," "ANTICIPATES," "INTENDS," "ESTIMATES," "SHOULD," "WILL LIKELY," "PLANS TO" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. THE CAUTIONARY STATEMENTS MADE IN THIS PROSPECTUS SHOULD BE READ AS BEING APPLICABLE TO ALL RELATED FORWARD-LOOKING STATEMENTS WHEREVER THEY APPEAR IN THIS PROSPECTUS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN. IMPORTANT FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED BELOW, AS WELL AS THOSE DISCUSSED ELSEWHERE HEREIN.


    RELIANCE UPON ASSOCIATES. The Company distributes its products exclusively through its Associates, and the Company's success depends in significant part upon its ability to attract, maintain and motivate a large base of Associates, who, in turn, recruit additional Associates to purchase and sell the Company's products. Significant turnover among Associates from year to year, which the Company believes is typical of direct selling, requires the sponsoring of new Associates by existing Associates in order to maintain or increase the overall Associate force. Efforts by Associates to obtain new Associates are affected by the level of Associate motivation, which in turn can be positively or negatively affected by certain factors, including general economic conditions, modifications in the amount of commission and training fees paid, and public perception of the quality of the Company's products. For 1997, the Company's Commission expense comprised approximately 50% of its total expenses exclusive of cost of sales and income taxes. The Company's ability to attract and retain new Associates could be negatively affected by adverse publicity relating to the Company or its services or its operations, including its network marketing system. Because of the number of factors that impact the recruiting of Associates, the Company cannot predict when or to what extent increases or decreases in the level of Associate retention will occur. In addition, the number of Associates as a percentage of the population may reach levels that become difficult to exceed due to the finite number of persons inclined to pursue direct selling as a business. There can be no assurance that the number or productivity of Associates will be sustained at current levels or will increase in the future. The failure of the Company to attract and retain Associates in sufficient numbers would have a material adverse effect on the Company's business, results of operations and financial condition. Furthermore, the Company's business, results of operations and financial condition could be materially adversely affected if the Company finds it necessary to terminate a significant number of Associates or certain Associates who play a key role in the Company's distribution system. See "Business-Growth Strategy" and "- Product Distribution System."



    REGULATION AND MANAGEMENT OF ASSOCIATES. Associates are independent contractors, not employees of the Company, and are not subject to the same level of direction and oversight as Company employees. While the Company has policies and rules in place governing the conduct of Associates, as well as a systematic method of discipline, and periodically reviews the sales methods of Associates, it is difficult to enforce such policies and rules. The Company's efforts to manage its Associates can result in litigation from time to time between the Company and its Associates and an adverse outcome in such litigation could adversely affect the Company's business, results of operations and financial condition. See "Business-Legal Proceedings." Violations of these policies and rules reflect negatively on the Company and could also lead to formal or informal complaints by various federal, state or foreign regulatory authorities. In addition, formal and informal complaints regarding Associate conduct issues are filed from time-to-time with state attorney general offices. These offices have, from time-to-time, contacted the Company and, in two instances, have met with representatives of the Company to review the activities of the Company and its Associates in their respective jurisdictions. Complaints by federal, state or foreign regulatory authorities may occur in the future and could have a material adverse effect on the Company's business, results of operations and financial condition. If the Company enters new international markets, the challenge of coordinating existing Associate requirements, policies and procedures with the overlay of international legal requirements will provide the potential for increased risk to the Company. See "Business-Product Distribution System-Management of Associates."


    The Company's network marketing system is or may be subject to or affected by extensive government regulation, including, without limitation, federal and state regulation of the offer and sale of business franchises, business opportunities and securities. Various governmental agencies monitor direct selling activities, and the Company has occasionally been requested to supply information regarding its marketing plan to certain of such agencies. There can be no assurance that legislation and regulations adopted in particular jurisdictions in the future will not adversely affect the Company's business, results of operations and financial condition. The Company also could be found to be in non-compliance with existing statutes or regulations as a result of, among other things, vicarious liability arising from allegations of misconduct and misconduct by Associates, who are independent contractors over whom the Company has limited control, the ambiguous nature of certain of the regulations, and the considerable interpretive and enforcement discretion statutorily granted to regulatory authorities. Any assertion or determination that the Company or the Associates are not in compliance with existing statutes or regulations could have a material adverse effect on the Company's business, results of operations and financial condition. Furthermore, an adverse determination by any one state could influence the decisions of regulatory authorities in other jurisdictions. See "Business-Product Distribution System-Management of Associates."


    ABILITY TO MANAGE GROWTH. The Company's officers have had limited experience in managing companies as large as the Company. Further growth and expansion of the Company's business would place additional demands upon the Company's current management and other resources and would require additional production capacity, working capital, information systems, and management, operational and other financial resources. Further growth of the Company will depend on various factors, including, among others, its ability to attract and retain new Associates, the development of new products, competition and federal and state regulation of the nutritional supplements industry. Not all of the foregoing factors are within the control of the Company. No assurance can be given that the Company's business will grow in the future and that the Company will be able to effectively manage such growth. If the Company is unable to manage growth effectively, the Company's business, results of operations and financial condition would be materially adversely affected. See "Business-Growth Strategy," "-Product Distribution System-Associate Development," "-Product Distribution System-Management of Associates," "-Information Technology and Systems," "-Production and Distribution" and "Management."

    COMPETITION. The nutritional supplements market is large and intensely competitive. The Company competes directly with companies that manufacture and market nutritional products in each of the Company's product lines, including General Nutrition Companies, Inc., Solgar Vitamin and Herb Company, Inc., Twinlab Corporation and Weider Nutrition International, Inc. Many of the Company's competitors in the nutritional supplements market have longer operating histories and greater name recognition and financial resources than the Company. In addition, nutritional supplements can be purchased in a wide variety of channels of distribution. While the Company believes that consumers appreciate the convenience of ordering products from home through a sales person, the buying habits of many consumers accustomed to purchasing products through traditional retail channels are difficult to change. The Company's product offerings in each product category are also relatively small compared to the wide variety of products offered by many other nutritional supplement companies. There can be no assurance that the Company's business, results of operations and financial condition will not be adversely affected by market conditions and competition in the future.

    The Company also competes in the nutritional supplements market and for new Associates with other direct selling organizations, many of which have longer operating histories and greater name recognition and financial resources than the Company, including Amway Corporation, Nu Skin

Enterprises, Inc., Body Wise International, Inc., ENVION International, Herbalife International, Inc., Enrich International, Rexall Showcase International, Forever Living Products, Inc. and Melaleuca, Inc. The Company competes for new Associates on the basis of its compensation plan and its proprietary and quality products. The Company believes that many more direct selling organizations will enter the marketplace as this channel of distribution expands over the next several years. The Company also competes for the commitment of its Associates. Given that the pool of individuals interested in direct selling tends to be limited in each market, the potential pool of Associates for the Company's products is reduced to the extent other network marketing companies successfully recruit these individuals into their businesses. There can be no assurance that other network marketing companies will not be able to recruit the Company's existing Associates or deplete the pool of potential Associates in a given market. The competition for Associates from such other companies could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business-Competition."

    POTENTIAL EFFECTS OF ADVERSE PUBLICITY. The Company's products contain vitamins, minerals, herbs and other ingredients that the Company regards as safe when taken as directed by the Company and that various scientific studies have suggested may offer health benefits. The Company conducts quality control testing on its products and, from time to time, conducts or sponsors scientific studies relating to the benefits of its products. The Company is highly dependent upon Associate perception of the overall integrity of its business, as well as the safety and quality of its products and similar products distributed by other companies which may not adhere to the same quality standards as the Company. The size of the Company's distribution force and results of operations can be particularly affected by adverse publicity regarding the Company, or its competitors, including publicity regarding the legality of network marketing, the quality of the Company's products and product ingredients or those of its competitors, regulatory investigations of the Company or the Company's competitors and their products, Associate actions, the Company's management of its Associates and the public's perception of the Company's Associates and direct selling businesses generally. See "-Limited Availability of Conclusive Clinical Studies," "Business-Products" and "-Product Distribution System."

    RELIANCE ON CERTAIN ASSOCIATES. The Company's compensation plan allows Associates to sponsor new Associates. The sponsoring of new Associates creates multiple Associate levels in the network marketing structure. Sponsored Associates are referred to as "downline" Associates within the sponsoring Associates' "downline network." If downline Associates also sponsor new Associates, additional levels of downline Associates are created, with the new downline Associates also becoming part of the original sponsor's "downline network." As a result of this network marketing distribution system, Associates develop relationships with other Associates. The Company believes that its revenue is generated from thousands of Associate networks. The loss of a high-level sponsoring Associate or another key Associate together with a group of leading Associates in such Associate's downline network, or the loss of a significant number of Associates for any reason, could adversely affect sales of the Company's products and impair the Company's ability to attract new Associates, which would have a material adverse effect on the Company's business, results of operations and financial condition. As of April 30, 1998, only one of the Company's Associates had executed a non-competition agreement. See "Business-Product Distribution System-Associate Development."

    RISKS ASSOCIATED WITH INTERNATIONAL EXPANSION. An element of the Company's growth strategy is to initiate the distribution and sale of the Company's products in international markets. The Company may experience difficulty entering new international markets due to greater regulatory barriers, the necessity of adapting to new regulatory systems and problems related to entering new markets with different cultural bases and political systems. The Company's planned international operations will be subject to political and economic uncertainties, including, among others, inflation, risk of renegotiation or modification of existing agreements or arrangements with governmental authorities, transportation, tariffs, export control, government regulation, trademark availability and registration issues, currency exchange rate fluctuations, foreign exchange restrictions which limit the repatriation of investments and earnings therefrom, changes in taxation, hostilities or confiscation of property. Changes related to these matters could have a material adverse effect on the Company's business, results of operations and financial condition. No assurance can be given that the Company will be able to successfully reformulate its product lines in any of the Company's potential new markets to attract local consumers or to meet regulatory requirements. The failure to do so would have a material adverse effect on the Company's business, results of operations and financial condition. See "Business-Growth Strategy."

    RELIANCE ON AND CONCENTRATION OF OUTSIDE MANUFACTURERS. All of the Company's products are manufactured by outside contractors. The Company's profit margins and its ability to deliver its existing products on a timely basis are dependent upon the ability of the outside manufacturers to continue to supply products that meet the Company's quality standards in a timely and cost-efficient manner. In response to the Company's growth, relationships were developed with three large manufacturers in 1997. Currently, substantially all of the Company's products are produced by these manufacturers. The Company's ability to enter new markets and sustain satisfactory levels of sales in each market will be dependent in part upon the ability of these or other suitable outside manufacturers to reformulate existing products, if necessary to comply with local regulations or market environments, for introduction into such markets. Finally, the development of additional new products in the future will likewise be dependent in part on the services of suitable outside manufacturers. The failure of any manufacturer to supply products as required by the Company could have a material adverse effect on the Company's business, results of operations and financial condition.

    The Company currently acquires ingredients solely from suppliers that are considered by the Company to be the superior suppliers of such ingredients. The Company believes it has developed dependable alternative sources for all of its ingredients except Manapol-Registered Trademark- and arabinogalactan, which are components of the Company's proprietary raw material. The Company believes that, in the event it is unable to source any ingredients from its current suppliers, such ingredients could be produced by the Company or replaced with substitute ingredients. However, any delay in replacing or substituting such ingredients would have a material adverse effect on the Company's business, results of operations and financial condition. See "Business-Production and Distribution."

    DEPENDENCE ON PROPRIETARY INGREDIENT. Two ingredients are proprietary to the Company: (i) Ambrotose-Registered Trademark- Complex, a glyconutritional dietary supplement consisting of a blend of plant polysaccharides, which is a component of each of the Company's products; and (ii) Dioscorea Complex, a blend of herbal extracts. The Company's success will depend in large part on its ability to protect and promote its proprietary rights to these products, in particular Ambrotose-Registered Trademark- Complex. The Company has filed a composition and use of matter patent application for this compound, and has entered into confidentiality agreements with its manufacturers and suppliers to protect its proprietary rights. However, there can be no assurance that the Company will be granted a patent for its Ambrotose-Registered Trademark- Complex compound or that any such patent granted to the Company will not be substantially narrower in scope than that sought in the Company's application or that other means employed by the Company to protect its proprietary rights will be adequate. Any failure of the Company to protect its proprietary rights would have a material adverse effect on the Company's business, results of operations and financial condition.

    GOVERNMENT REGULATION OF PRODUCTS AND MARKETING; IMPORT RESTRICTIONS. In addition to regulation of its direct selling activities, the Company, in both its United States and foreign markets, is or will be subject to and affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints (as applicable, at the federal, state and local levels) including, among other things, regulations pertaining to (i) the formulation, manufacturing, packaging, labeling, distribution, importation, sale and storage of the Company's products, (ii) product claims and advertising (including direct claims and advertising by the Company as well as claims and advertising by Associates, for which the Company may be held responsible), (iii) the Company's network marketing system, (iv) transfer pricing and similar regulations that affect the level of foreign taxable income and customs duties and (v) taxation of Associates, which in some instances may impose an obligation on the Company to collect the taxes and maintain appropriate records. See "Business-Government Regulation."


    The Company may experience complications regarding health and safety and food and drug regulations for nutritional products. Many products could require reformulation to comply with local requirements. In some foreign countries, certain nutritional products may be considered foods, while other countries may consider them drugs. New regulations could be adopted or any of the existing regulations could be changed at any time in a manner that could have a material adverse effect on the Company's business, results of operations and financial condition. Duties on imports are a component of national trade and economic policy and could be changed in a manner that would be materially adverse to the Company's sales and its competitive position compared to locally produced goods, in particular in countries where the Company's products would be subject to high customs duties. In addition, import restrictions in certain countries and jurisdictions will limit the Company's ability to import products from the United States. Present or future health and safety or food and drug regulations could delay or prevent the introduction of new products into a given country or marketplace or suspend or prohibit the sale of existing products in such country or marketplace. The occurrence of any of these complications could have a material adverse effect on the Company's business, results of operations and financial condition.

    If the Company expands into foreign markets, the Company will be affected by the general stability of foreign governments and the regulatory environment relating to the degree of acceptance attendant to network marketing generally, and nutritional supplements and other products of the Company's line, specifically.

    DEPENDENCE ON KEY PERSONNEL. The Company's success will depend largely on the efforts and abilities of senior management, particularly Charles E. Fioretti, Chairman of the Board and Chief Executive Officer, and Samuel L. Caster, President, each a founder of the Company. There can be no assurance that the Company's existing management team will be able to manage the Company or its growth or that the Company will be able to attract and retain additional qualified personnel as needed in the future. The loss of the services of Messrs. Fioretti or Caster or the services of other members of senior management, or the failure of the Company to attract and retain additional qualified personnel, could have a material adverse effect on the Company's business, results of operations and financial condition. See "Management."


    GOVERNMENT REGULATION OF DIRECT SELLING ACTIVITIES. Direct selling activities are regulated by various governmental agencies. These laws and regulations are generally intended to prevent fraudulent or deceptive schemes, often referred to as "pyramid" or "chain sales" schemes, that promise quick rewards for little or no effort or risk, require high entry costs, use high pressure recruiting methods and/or do not involve legitimate products. The Company could be found not to be in material compliance with existing regulations as a result of, among other things, the considerable interpretative and enforcement discretion given to regulators or misconduct by Associates. Any assertion or determination that the Company is not currently, or was not in the past, in compliance with laws or regulations governing the Company's direct selling activities could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, in any country or jurisdiction, the adoption of new laws or regulations or changes in the interpretation of existing laws or regulations could generate negative publicity and/or have a material adverse effect on the Company's business, results of operations and financial condition. The Company cannot determine the effect, if any, that future governmental regulations or administrative orders may have on the Company's business, results of operations and financial condition. Moreover, governmental regulations in countries where the Company may in the future commence operations may prevent, delay or limit market entry of certain products or require the reformulation of such products. Regulatory action, whether or not it results in a final determination adverse to the Company, has the potential to create negative publicity, with detrimental effects on the motivation and recruitment of Associates and, consequently, on the Company's business, results of operations and financial condition. See "-Potential Effects of Adverse Publicity," "-Risks Associated with International Expansion" and "Business-Government Regulation."

    As is the case with most network marketing companies, the Company has from time-to-time received inquiries from various government regulatory authorities regarding the nature of its business and other issues such as compliance with local business opportunity laws and Associate sales practices. Although to date none of these inquiries has resulted in a finding materially adverse to the Company, adverse publicity resulting from inquiries into the Company's operations by government agencies could materially adversely affect the Company's business, results of operations and financial condition. See "-Potential Effects of Adverse Publicity."

    PRODUCT LIABILITY. Under applicable laws and regulations, the Company, like any other retailer, distributor or manufacturer of products that are designed to be ingested by consumers or applied to their bodies, faces an inherent risk of exposure to product liability claims in the event that the use of its products results in an allegation of loss or injury. Although the Company has not been the subject of material product liability claims, no assurance can be given that the Company may not be exposed to future product liability claims, including, among other things, that its products contain contaminants or include inadequate instructions as to use or inadequate warnings concerning side effects and interactions with other substances. The Company maintains product liability insurance, however, the successful assertion or settlement of any uninsured claim, a significant number of insured claims, a claim exceeding the Company's insurance coverage or adverse publicity associated with any product liability allegation could have a material adverse effect on the Company's business, results of operations and financial condition.

    One of the Company's products, MVP-TM-, contains country mallow, a plant which contains an ephedra. Ephedrine products have been the subject of adverse publicity in the United States and other countries relating to alleged harmful effects, including the deaths of several individuals. The United States Food and Drug Administration (the "FDA") has received numerous reports of adverse reactions to the ingestion of a naturally-occurring form of ephedrine from the Chinese herb, Ma Huang. The FDA has issued a warning to consumers regarding the possible effects of ephedrine ingestion and has also issued a proposed regulation for dietary supplements containing ephedrine. The proposed regulation would prohibit dietary supplements containing eight milligrams or more of ephedrine alkaloids per serving, and would not permit such products to contain any other stimulant ingredients. The FDA is also considering whether to also prohibit diuretic or laxative ingredients in such products. In addition, the labeling of supplements would be prohibited from suggesting or recommending conditions of use that would result in an intake of eight milligrams or more of ephedrine alkaloids within a six-hour period, or a total daily intake of 24 milligrams or more. The FDA proposal would also require a warning not to take the product for more than seven days, and would prohibit the supplements from being represented, either expressly or implicitly, as being suitable for long-term uses, such as for weight loss or body building. Similarly, claims for increased energy, increased mental concentration or enhanced well-being that might encourage the consumer to take more of the product to achieve more of the purported effect would be required to be accompanied by a warning stating that taking more than the recommended serving may cause a heart attack, stroke, seizure or death. If the proposed regulation were to be implemented, MVP would be subject to its labeling requirements and possibly to reformulation. Company sales of MVP were $3.8 million, $5.5 million and $5.9 million in 1995, 1996 and 1997, respectively. Moreover, depending on claims made for the product, the FDA could regulate it as a drug, thus requiring product approval prior to marketing. The negative publicity or product liability claims that could stem from such actions could have a material adverse effect on the Company's business, results of operation and financial condition.

    LIMITED AVAILABILITY OF CONCLUSIVE CLINICAL STUDIES. In general, the Company's products consist of food, nutritional supplements and topical products, one of which, Emprizone-Registered Trademark-, is classified in the United States as an "over-the-counter" ("OTC") drug which the Company believes does not require approval from the FDA or other regulatory agencies prior to sale. Although many of the ingredients in the Company's products are vitamins, minerals, herbs and other substances for which there is a long history of human consumption, some of the Company's products contain innovative ingredients or combinations of ingredients. Although the Company believes all of its products to be safe when taken as directed by the Company, there is little long-term experience with human consumption of certain of these innovative product ingredients or combinations thereof in concentrated form. Accordingly, there can be no assurance that the Company's products, even when used as directed, will have the effects intended or will not have harmful side effects. The Company performs research and/or tests in connection with the formulation and production of its products, and from time to time conducts or sponsors clinical studies. See "-Product Liability."


    VARIATIONS IN OPERATING RESULTS. The Company may experience variations on a quarterly basis in its results of operations, in response to, among other things, the timing of Company-sponsored Associate events; new product introductions; the opening of new markets; the timing of holidays, especially in the fourth quarter, which may reduce the amount of time Associates spend selling the Company's products or recruiting new Associates; the adverse effect of Associates' or the Company's failure, and allegations of their failure, to comply with applicable government regulations; the negative impact of changes in or interpretations of regulations that may limit or restrict the sale of certain of the Company's products; the operation of its network marketing system; the introduction of its products into each market; the recruitment and retention of Associates; the inability of the Company to introduce new products or the introduction of new products by the Company's competitors; general conditions in the nutritional supplement and personal care industries or the network marketing industry; and consumer perceptions of the Company's products and operations. In particular, because the Company's products are ingested by consumers or applied to their bodies, the Company is highly dependent upon consumers' perception of the safety, quality and effectiveness of its products. As a result, substantial negative publicity, whether founded or unfounded, concerning one or more of the Company's products or other products similar to the Company's products could adversely affect the Company's business, results of operations and financial condition.

    As a result of these and other factors the Company's quarterly revenues, expenses and results of operations could vary significantly in the future, and period-to-period comparisons should not be relied upon as indications of future performance. There can be no assurance that the Company will be able to increase its revenues in future periods or be able to sustain its level of revenue or its rate of revenue growth on a quarterly or annual basis. Furthermore, no assurances can be given that the Company's revenue growth rate in new markets where operations have not commenced will follow this pattern. Due to the foregoing factors, the Company's future results of operations could be below the expectations of public market analysts and investors. In such event, the market price of the Common Stock would likely be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    CONTROL BY INSIDERS. Upon completion of this offering, Charles E. Fioretti, Samuel L. Caster and the Company's other directors and officers, together with members of their families and entities that may be deemed affiliates of or related to such persons or entities, will beneficially own approximately 43.1% of the Common Stock outstanding. These individuals are likely to be able to maintain effective control of the Company, including the ability to elect a majority of the Board of Directors of the Company (the "Board of Directors"). In addition, such a high level of ownership by such persons may have a significant effect in delaying, deferring or preventing a change in control of the Company or other events which could be of benefit to the Company's other shareholders including mergers, acquisitions, tender offers and proxy contests. Accordingly, holders of Common Stock may be deprived of an opportunity to sell their shares at a premium over the trading price. See "Principal and Selling Shareholders."

    UNSPECIFIED USE OF PROCEEDS. The principal purposes of this offering are to provide the capital for international expansion, to allow the Company to make additional capital investments, to increase the Company's working capital and financial flexibility, to facilitate future access by the Company to public equity markets and to provide increased visibility, credibility and name recognition for the Company in the marketplace where several of its competitors are publicly held companies. For marketing purposes, the Company intends to maintain a segregated cash account approximating the amount of accrued commissions (approximately $5.5 million initially). This account is expected to increase as the Company's business continues to expand. In addition, the Company intends to repay its existing capital lease debt of approximately $1.7 million. The Company intends to pay approximately $1.3 million in dividends prior to this offering to its existing shareholders. This dividend will be limited by the pre-offering earnings of the Company. The Company has not yet identified specific uses for a majority of the net proceeds, and, pending such uses, the Company expects that it will invest such net proceeds in short-term, interest-bearing investment-grade securities. Accordingly, the Company's management will have broad discretion as to the use of such net proceeds without any action or approval of the Company's shareholders. See "Use of Proceeds."


    NO PRIOR MARKET FOR COMMON STOCK; PRICE VOLATILITY. Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop subsequent to this offering or, if developed, that it will be sustained. The initial public offering price will be determined by negotiation among the Company, the Selling Shareholders and the Underwriters. See "Underwriting" for a discussion of factors to be considered in determining the initial public offering price. Upon commencement of this offering, it is expected that the Common Stock will be quoted on the Nasdaq National Market, which has experienced and is likely to experience in the future significant price and volume fluctuations which could adversely affect the market price of the Common Stock without regard to the operating performance of the Company. In addition, the Company believes that factors such as quarterly fluctuations in the financial results of the Company, the Company's earnings, changes in earnings estimates by analysts, financial or business announcements by the Company or its competitors, the overall economy and the condition of the financial markets could cause the market price of the Common Stock to fluctuate substantially.


    RISKS ASSOCIATED WITH INFORMATION TECHNOLOGY. The Company is fundamentally dependent upon information technology and its related systems to manage and operate its key business functions: order processing, customer service, distribution, commission processing, and paying and receiving. The Company recently implemented an internally-developed computer software system, creating certain risks to its operations. The most immediate risk to the business operations of the Company will be during the initial implementation phase, in which the new computer software will be substituted for the prior software. During this period, certain variances between business requirements and the actual software functionality are likely to be identified and ameliorated in a real-time environment. Additionally, there will be a deviation in user job performance and efficiency of an unknown duration, resulting from lack of proficiency with respect to the requirements of the new software, diminished access to significant business information, and inherent resistance to change. It is anticipated that there will be a period during which the software system will not be optimally functional or periods during which it will be rendered temporarily inoperative while it is adjusted to achieve required performance. Moreover, varied computational results may ensue during the period of adjustment of the software system to allow for all of the requisites of the Company's specific business environment. During this period, it can be anticipated that related adverse effects could result in other areas dependent upon information systems for functionality. Also, it is likely that during this period, reversion to manual methods, such as written order-taking and computation may be required during times of adjustment, thereby substantially decreasing the efficiency of the Company's operations, and possibly adding, temporarily, to overall costs attendant to such operations. Standard accounting and inventory functions are currently supported by an off-the-shelf software package known as C-2000, provided by Tetra International, Inc. The reliability of inventory information contained within this system is entirely dependent on the accuracy of data retained in the core custom system. However, regular manual reconciliation of inventory diminishes this risk over the long term.



    In the event that the software system should fail, the Company would experience an inability to conduct its day-to-day business for a period of time dependent upon the severity of the failure and the ability of the Company to remedy the cause. Should such a failure occur it could have a material adverse effect on the Company's business results of operations and financial condition.


    ANTI-TAKEOVER MATTERS. Certain provisions of the Company's Amended and Restated Articles of Incorporation (the "Articles"), the Company's Amended and Restated Bylaws (the "Bylaws") and the Texas Business Corporation Act (the "TBCA") may have the effect of discouraging unsolicited proposals for acquisition of the Company. The Company's Bylaws provide for a classified Board of Directors serving staggered terms of three years. Additionally, the Board of Directors has the authority to issue up to 1,000,000 shares of preferred stock having such rights, preferences and privileges as are designated by the Board of Directors without shareholder approval. Effective September 1, 1997, the TBCA restricts certain business combinations with any "affiliated shareholder," as defined therein. These provisions may have the effect of delaying, deterring or preventing a takeover of the Company and could limit the price that certain investors might be willing to pay in the future for the Common Stock. See "Description of Capital Stock-Preferred Stock" and "-Anti-Takeover Considerations."


    SHARES ELIGIBLE FOR FUTURE SALE. Sales of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price for the Common Stock. Upon completion of this offering, the Company will have 28,151,738 shares of Common Stock outstanding, assuming no exercise of the Underwriters' over-allotment option. Of these shares, the 8,000,000 shares offered hereby, except for Directed Shares as defined below, will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act ("Rule 144") described below. The Underwriters have reserved for sale to certain Associates at the initial public offering price 600,000 shares of Common Stock offered hereby (the "Directed Shares"). The Directed Shares will be offered to such Associates on the same basis as the shares offered to the public, other than as described below. The number of shares available for sale to the general public in this offering will be reduced to the extent such Associates purchase the Directed Shares. Any Directed Shares not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby. To the extent that any of the Directed Shares offered hereby are acquired by certain Associates, such Associates will be prohibited from offering, selling, pledging, contracting to sell, granting any option to purchase or otherwise disposing of any shares for a period of 120 days following the effective date of the Registration Statement. The remaining 20,151,738 shares of Common Stock outstanding upon completion of this offering are "restricted securities," as that term is defined in Rule 144 (the "Restricted Shares"). Of the Restricted Shares, 20,057,571 shares will be eligible for sale in the open market upon expiration of certain lock-up agreements 180 days after the effective date of the Registration Statement, all under and subject to the restrictions contained in Rule 144 and Rule 701. The Underwriters may, in their sole discretion, and at any time without notice can, release all or any portion of the Restricted Shares subject to such lock-up agreements.


    Under the 1997 Stock Option Plan, as of the date of this Prospectus options to purchase 1,600,000 shares of Common Stock are outstanding, all of which will become exercisable 90 days after the effective date of this Prospectus. An additional 400,000 shares will be available for future grants to employees and consultants of the Company under the 1997 Stock Option Plan. Under the 1998 Incentive Stock Option Plan (the "1998 Stock Option Plan"), as of the date of this Prospectus there are 500,000 shares reserved for future option grants. The Company intends to register on Form S-8 under the Securities Act the offering and sale of Common Stock issuable under the 1997 Stock Option Plan and the 1998 Stock Option Plan as soon as practicable after the date of this Prospectus. All of the shares issuable upon the exercise of outstanding options under the 1997 Stock Option Plan are subject to lock-up agreements.

    As of the date of this Prospectus, an additional 100,000 shares of Common Stock are issuable upon the exercise of an outstanding option (the "Non-Plan Option") at an exercise price of $2.00 per share, which will become exercisable 90 days after the effective date of this Prospectus. In addition, as of the date of this Prospectus, a warrant (the "Warrant") to purchase 475,015 shares of Common Stock is outstanding, which is currently exercisable. The shares issuable upon exercise of the Non-Plan Option and the Warrant are also subject to lock-up agreements. The holder of the Warrant possesses registration rights with respect to the shares of Common Stock underlying the Warrant, of which 50,000 shares are being sold in this offering. Sales of shares of Common Stock under either Rule 144 or pursuant to a registration statement could have a material adverse effect on the price of the Common Stock. See "Management-Stock Option Plans," "Description of Capital Stock-Warrants," "Shares Eligible for Future Sale" and "Underwriting."

    DILUTION TO NEW INVESTORS. Purchasers of Common Stock in this offering will incur immediate and substantial dilution in net tangible book value per share. See "Dilution."

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 6,000,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $11.00 per share, after deducting the estimated underwriting discounts and estimated offering expenses payable by the Company, are estimated to be approximately $60 million. The Company will not receive any proceeds from the sale of shares by the Selling Shareholders. See "Principal and Selling Shareholders."


    Of the net proceeds to the Company, the Company intends to use approximately
(i) $23 million for international expansion, including, but not limited to, expenditures for business and product registration, product reformulations, initial inventory and other similar items, (ii) $19 million for capital investments, including, but not limited to, continued expansion of corporate facilities, possible purchases of manufacturing capabilities and new technologies and acquisitions of raw material sources, and (iii) $18 million for working capital and general corporate purposes, including the repayment of debt and the funding of accrued commissions and other accrued expenses. The Company has no present commitments or agreements with respect to any acquisitions or purchases of manufacturing capabilities, new technologies or raw material sources. It is therefore not possible to quantify the portion of the $19 million allocated to capital investment which will be expended for each of the preceding categories.



    For marketing purposes, the Company intends to maintain a segregated cash account approximating the amount of accrued commissions (approximately $5.5 million initially). This account is expected to increase as the Company's business continues to expand. In addition, the Company intends to repay its existing capital lease debt of approximately $1.7 million. Pending application of the net proceeds, the Company will invest such proceeds in short-term, interest-bearing instruments and investment grade securities.


                                DIVIDEND POLICY


    The Company has in the past paid dividends to its shareholders, including dividends in 1997 in the aggregate amount of $6,928,547. In the first quarter of 1998, the Company paid an aggregate of $2,643,309 in dividends to its shareholders. The Company currently intends to declare a fixed dividend of $1,326,104, or $0.06 per share, in June 1998. This dividend is expected to be paid entirely out of pre-offering earnings, and therefore is not expected to have a dilutive effect on equity. Following this offering, the Company currently does not anticipate that any dividends will be paid on its Common Stock in the foreseeable future. The Company intends from time to time to re-evaluate this policy based on its net income and its alternative uses for retained earnings, if any. Any future payments of dividends will be subject to the discretion of the Board of Directors and subject to certain limitations under the TBCA. The timing, amount and form of dividends, if any, will depend, among other things, on the Company's results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors.

                                 CAPITALIZATION

    The following table sets forth the short-term debt and capitalization of the Company as of March 31, 1998 and as adjusted to reflect the application of the estimated net proceeds from the sale of 6,000,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $11.00 per share. The capitalization information set forth in the table below is qualified by the more detailed Financial Statements and Notes thereto included elsewhere in this Prospectus and should be read in conjunction with such Financial Statements and Notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                                                              MARCH 31, 1998
                                                                                         -------------------------
                                                                                          ACTUAL    AS ADJUSTED(1)
                                                                                         ---------  --------------
                                                                                              (IN THOUSANDS)
Short-term debt, including current maturities of long-term debt........................  $   1,160    $   --
                                                                                         ---------  --------------
                                                                                         ---------  --------------
Total long-term debt, less current portion.............................................  $     104    $   --
Redeemable warrants....................................................................        300           300
Shareholders' equity:
  Common stock, $0.0001 par value, 100,000,000 shares authorized (actual and as adjusted); 22,101,738 shares issued and outstanding (actual); 28,151,738 shares
    issued and outstanding (as adjusted)(2)............................................          2             3
  Additional paid-in capital...........................................................      2,632        62,562
  Notes receivable from shareholders...................................................       (636)       --
  Retained earnings....................................................................        695           695
                                                                                         ---------  --------------
    Total shareholders' equity.........................................................      2,694        63,260
                                                                                         ---------  --------------
      Total capitalization.............................................................  $   3,098    $   63,560
                                                                                         ---------  --------------
                                                                                         ---------  --------------


------------------------


(1) As adjusted to give effect to (i) the exercise of a portion of the Warrant at an exercise price of $1.35 per share, relating to the 50,000 Exercised Warrant Shares and (ii) the sale of 6,000,000 shares of Common Stock offered by the Company hereby at an assumed offering price of $11.00 per share and the application of the estimated net proceeds therefrom.


(2) Excludes (i) 2,500,000 shares reserved for issuance under the 1997 Stock Option Plan and 1998 Stock Option Plan, of which 1,600,000 shares will be issuable upon the exercise of outstanding options, (ii) 100,000 shares issuable upon the exercise of the Non-Plan Option and (iii) 425,015 shares (which number does not include the Exercised Warrant Shares) issuable upon the exercise of the Warrant.

                                    DILUTION


    The net tangible book value of the Common Stock as of March 31, 1998 was approximately $2.1 million or $0.10 per share. Net tangible book value per share represents the Company's total tangible assets less total liabilities, divided by the total number of shares of Common Stock outstanding.


    After giving effect to the sale of the 6,000,000 shares of Common Stock offered by the Company hereby and the receipt of the net proceeds therefrom (at an assumed initial public offering price of $11.00 per share) and the issuance of the 50,000 Exercised Warrant Shares as discussed below, the net tangible book value of the Common Stock as of March 31, 1998 would have been approximately $63.3 million or $2.25 per share. This represents an immediate increase in net tangible book value of $2.10 per share to existing shareholders and an immediate dilution in net tangible book value of $8.75 per share to purchasers of Common Stock in this offering. The following table illustrates the per share dilution as of March 31, 1998:


Assumed initial public offering price per share................             $   11.00
  Net tangible book value per share as of March 31, 1998.......  $    0.10
  Increase per share attributable to new shareholders(2).......       2.15
                                                                 ---------
Net tangible book value per share as of March 31, 1998 after
 this offering(1)..............................................                  2.25
                                                                            ---------
Dilution per share to new shareholders.........................             $    8.75
                                                                            ---------
                                                                            ---------


------------------------

(1) If the Underwriters' over-allotment option is exercised in full, the net tangible book value per share after this offering would be $2.49 per share, resulting in dilution to new shareholders of $8.51 per share.

(2) Also includes the increase attributable to the issuance of the 50,000 Exercised Warrant Shares immediately prior to the closing of this offering.

    The following table sets forth as of March 31, 1998, after giving effect to this offering, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing shareholders and by new shareholders:


                                              SHARES PURCHASED          TOTAL CONSIDERATION        AVERAGE
                                          -------------------------  --------------------------  PRICE PAID
                                             NUMBER       PERCENT        AMOUNT       PERCENT     PER SHARE
                                          -------------  ----------  --------------  ----------  -----------
Existing shareholders(1)................     22,151,738       78.7%  $    2,065,530        3.0%   $    0.09
New shareholders........................      6,000,000       21.3       66,000,000       97.0        11.00
                                          -------------      -----   --------------      -----
    Total...............................     28,151,738      100.0%  $   68,065,530      100.0%
                                          -------------      -----   --------------      -----
                                          -------------      -----   --------------      -----


------------------------

(1) Including the issuance of the 50,000 Exercised Warrant Shares immediately prior to the closing of this offering.

    Sales by the Selling Shareholders in this offering will reduce the number of shares held by existing shareholders as of March 31, 1998 to 20,151,738, or 71.6% of the total number of shares of Common Stock outstanding immediately after this offering (19,851,738 shares or 68.3% if the underwriters over-allotment option is exercised in full), and will increase the number of shares being purchased by new investors to 8,000,000, or approximately 28.4% of the total number of shares of Common Stock outstanding immediately after this offering (9,200,000 shares or 31.7% if the Underwriters' over-allotment option is exercised in full). See "Principal and Selling Shareholders."

    There have been no exercises of outstanding stock options as of the date of this Prospectus. As of the date of this Prospectus, there are (i) options outstanding under the 1997 Stock Option Plan to purchase 1,600,000 shares of Common Stock at a weighted average exercise price of $1.45 per share, none of which are vested or exercisable as of the date of this Prospectus, (ii) the Non-Plan Option to purchase 100,000 shares of Common Stock at an exercise price of $2.00 per share, which is not vested or exercisable as of the date of this Prospectus, (iii) the Warrant to purchase 475,015 shares of Common Stock at an exercise price of $1.35 per share, which is currently fully exercisable and a portion of which, equal to 50,000 shares of Common Stock, will be exercised and sold in this offering and (iv) 400,000 and 500,000 shares of Common Stock available for grant under the Company's 1997 Stock Option Plan and 1998 Stock Option Plan, respectively. To the extent that any shares of Common Stock are issued upon exercise of (i) any of these options or the Warrant or (ii) any additional options that are granted under the 1997 Stock Option Plan, the 1998 Stock Option Plan or otherwise, there will be further dilution to new investors. See "Management-Stock Option Plans," and "Principal and Selling Shareholders."

                            SELECTED FINANCIAL DATA

    The Selected Financial Data set forth below for each of the four years ended December 31, 1997 have been derived from, and should be read in conjunction with, the financial statements of the Company audited by Price Waterhouse LLP, with respect to 1997, and Belew Averitt LLP, with respect to earlier periods, independent public accountants, whose reports appear elsewhere in this Prospectus. The Selected Financial Data set forth below for the three months ended March 31, 1997 and 1998 have been derived from the Company's unaudited financial statements but have been prepared on the same basis as the audited financial statements of the Company included herein and, in the opinion of management, include all adjustments, consisting of normally recurring adjustments considered necessary for a fair presentation of the Company's financial position and results of operations for such period. The information contained in this table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and accompanying Notes thereto included elsewhere in this Prospectus.

                                                                                             THREE MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,                 MARCH 31,
                                               -------------------------------------------  --------------------
                                                1994(1)      1995       1996       1997       1997       1998
                                               ----------  ---------  ---------  ---------  ---------  ---------
                                                                                                (UNAUDITED)

                                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME DATA:
Net sales....................................   $   8,540  $  32,234  $  86,574  $ 150,857  $  33,544  $  41,059
Cost of sales................................       1,499      4,880     13,406     24,735      5,501      6,060
Commissions..................................       3,256     12,339     35,155     61,677     13,685     16,883
                                               ----------  ---------  ---------  ---------  ---------  ---------
  Gross profit...............................       3,785     15,015     38,013     64,445     14,358     18,116
                                               ----------  ---------  ---------  ---------  ---------  ---------
Operating expenses:
  Selling and administrative expenses........       2,063      7,012     17,764     27,846      5,827      7,684
  Other operating costs......................       2,115      5,253     11,746     19,402      3,744      4,696
  Cancellation of incentive compensation
    agreements...............................           -          -          -      2,192(2)         -         -
                                               ----------  ---------  ---------  ---------  ---------  ---------
  Total operating expenses...................       4,178     12,265     29,510     49,440      9,571     12,380
                                               ----------  ---------  ---------  ---------  ---------  ---------
Income (loss) from operations................        (393)     2,750      8,503     15,005      4,787      5,736
Other (income) expense, net..................          21        181       (116)       (43)       139        (62)
                                               ----------  ---------  ---------  ---------  ---------  ---------
Income (loss) before income taxes............        (414)     2,569      8,619     15,048      4,648      5,798
Income tax (benefit) expense.................        (131)       130      1,295      4,249      1,322      2,198
                                               ----------  ---------  ---------  ---------  ---------  ---------
Net income (loss)............................   $    (283) $   2,439  $   7,324  $  10,799  $   3,326  $   3,600
                                               ----------  ---------  ---------  ---------  ---------  ---------
                                               ----------  ---------  ---------  ---------  ---------  ---------
Earnings (loss) per common share:(3)
  Basic......................................   $   (0.01) $    0.12  $    0.36  $    0.50  $    0.16  $    0.16
                                               ----------  ---------  ---------  ---------  ---------  ---------
                                               ----------  ---------  ---------  ---------  ---------  ---------
  Diluted....................................   $   (0.01) $    0.12  $    0.36  $    0.48  $    0.16  $    0.15
                                               ----------  ---------  ---------  ---------  ---------  ---------
                                               ----------  ---------  ---------  ---------  ---------  ---------
Weighted average common and common equivalent
  shares outstanding:(3)
  Basic......................................      20,627     20,627     20,627     21,449     20,627     22,102
                                               ----------  ---------  ---------  ---------  ---------  ---------
                                               ----------  ---------  ---------  ---------  ---------  ---------
  Diluted....................................      20,627     20,627     20,627     22,400     20,627     23,698
                                               ----------  ---------  ---------  ---------  ---------  ---------
                                               ----------  ---------  ---------  ---------  ---------  ---------
PRO FORMA INFORMATION:(4)
Income (loss) before income taxes, as
  reported...................................   $    (414) $   2,569  $   8,619  $  15,048  $   4,648
Pro forma provision for income tax (benefit)
  expense....................................        (155)       964      3,232      5,793      1,789
                                               ----------  ---------  ---------  ---------  ---------
Pro forma net income (loss)..................   $    (259) $   1,605  $   5,387  $   9,255  $   2,859
                                               ----------  ---------  ---------  ---------  ---------
                                               ----------  ---------  ---------  ---------  ---------
PRO FORMA EARNINGS (LOSS) PER COMMON
  SHARE:(3)
Basic........................................   $   (0.01) $    0.08  $    0.26  $    0.43  $    0.14
                                               ----------  ---------  ---------  ---------  ---------
                                               ----------  ---------  ---------  ---------  ---------
Diluted......................................   $   (0.01) $    0.08  $    0.26  $    0.41  $    0.14
                                               ----------  ---------  ---------  ---------  ---------
                                               ----------  ---------  ---------  ---------  ---------
OTHER FINANCIAL DATA:
Depreciation and amortization................   $       4  $      75  $     414  $   1,189  $     129  $     399
Capital expenditures(5)......................   $      72  $     769  $   2,660  $   9,135  $   3,720  $   1,813
Dividends declared per common share..........   $    1.00(6) $    1.00(6) $   10.00(6) $    0.37 $       - $    0.12

                                                                              DECEMBER 31,
                                                               ------------------------------------------
                                                                 1994       1995       1996       1997
                                                               ---------  ---------  ---------  ---------    MARCH 31,
                                                                                                               1998
                                                                                                           -------------
                                                                                                            (UNAUDITED)
                                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents....................................  $     283  $     953  $   1,160  $      61    $     952
Working capital..............................................       (364)    (1,069)    (2,260)    (8,105)      (9,105)
Total assets.................................................      1,540      5,613     11,209     19,883       22,483
Total liabilities............................................      1,832      5,845     10,058     17,206       18,225
Redeemable warrants..........................................          -          -          -        300          300
Total shareholders' equity (deficit).........................       (292)      (232)     1,151      2,378        2,694


------------------------------

(1) Statement of Income Data for the year ended December 31, 1994 includes the period from November 4, 1993 (inception) through December 31, 1994. For the two months of operations ended December 31, 1993, the Company's financial data consisted of net sales of $0, selling and administrative expenses of $43,049, other operating costs of $68,683 and a net loss of ($112,733). The balance sheet reflects a total shareholders' deficit of ($111,733).

(2) In June 1997 and December 1997, the Company recorded one-time charges to operations for the issuance of stock in exchange for the cancellation of certain incentive compensation agreements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Transactions."

(3) Computed on the basis described in Note 1 in the Notes to Financial Statements.

(4) The pro forma information shows the Company's net income and earnings per share as if all income earned by the Company and the Partnerships was taxable at federal and state statutory rates.

(5) Capital expenditures include assets acquired through capital lease obligations of $397,402 in 1997.

(6) Dividends were calculated based upon shares outstanding prior to the Stock Split and the Reorganization (10,000 shares), each of which took place in 1997. Aggregate dividends declared amounted to $10,000, $10,000 and $100,000 in 1994, 1995 and 1996, respectively.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Financial Statements and Notes thereto included elsewhere in this Prospectus.

OVERVIEW

    Mannatech develops and sells proprietary nutritional supplements and topical products through a network marketing system. The Company sells its products in the United States and Canada, through a network of approximately 221,000 active Associates as of April 30, 1998, and is currently planning to expand into Australia, while continuing to assess the potential of other foreign markets.

    Since commencement of operations in November 1993, the Company has achieved rapid year-to-year growth in net sales. This growth is primarily attributable to the increase in both existing and new product sales, growth in the number of Associates and expansion into new geographic markets in the United States and Canada.


    The Company's revenues are derived primarily from sales of its products, sales of Associate starter and renewal kits, which include products, sales aids and promotional materials. Revenues are recognized when products or sales aids are shipped. The Company's revenues are based primarily on the wholesale prices of the products sold. The Company currently outsources all of its product manufacturing needs and all of its ingredients are supplied by outside vendors.


    As a result of the Company's expansion into Canada, and its change, in the fourth quarter of 1997, to higher quality manufacturers, the Company has experienced an increase in cost of sales as a percentage of net sales. Sales of products in Canada have also resulted in increased shipping costs and additional costs to reformulate certain products.

    Associates are compensated by commissions, which are directly correlated to the placement and position of the Associate within the Company's compensation plan, volume of direct sales and number of new enrolled Associates. Commissions as a percentage of net sales were 38.3%, 40.6%, 40.9% and 41.1% for 1995, 1996, 1997 and the three months ended March 31, 1998, respectively. The Company believes that, under the Company's existing compensation plan, commissions will not exceed 42% of net sales. See "Business-Product Distribution System-Associate Compensation."

    The Company's selling and administrative expenses consist of human resource expense, including wages, bonuses and marketing expenses, and are a mixture of both fixed and variable expenses. Company-sponsored Associate events held throughout the year also have an effect on its selling and administrative expenses, as does the Company's continuing commitment to investment in information technology systems. In 1997, the Company recorded sales and administrative expenses at 18.5% of net sales, a lower rate than prior years, as a result of increased net sales, a reduction in executive salaries beginning in June 1997 and the management of expenses.

    The increased demand for the Company's products has necessitated significant investment in infrastructure to support the growth of the Company. In 1997, the Company invested in its new headquarters building, new distribution center and new research and development laboratory. As a result of its investment in infrastructure, the Company's other operating costs have increased significantly.

    The Company is subject to taxation in the United States at the federal statutory tax rates of 34% for 1995 and 1996 and 35% for 1997. The Company is also subject to taxation in various state jurisdictions with an average statutory tax rate of approximately 5%. With the expected international expansion, a portion of the Company's income will be subject to taxation in the country in which it operates and the Company may be eligible for foreign tax credits for the amount of foreign taxes paid in a given period to offset taxes otherwise payable. The Company may not be able to fully utilize such foreign tax credits in the United States. The use of the foreign tax credits would be based upon the proportionate amount of net sales in each country. This could result in the Company paying a higher overall effective tax rate on its worldwide operations. Many of the countries in which the Company is considering for expansion during 1998 and beyond have maximum statutory tax rates in excess of the United States rate.

REORGANIZATION

    In December 1994, to achieve certain tax efficiencies and to protect certain of the Company's proprietary rights, the Company transferred certain rights and interest in intellectual property, its right to use a supplier's trademark and its marketing rights to two affiliated partnerships (the "Royalty Partnership" and the "Marketing Partnership," respectively). The Marketing Partnership was owned by two affiliated partnerships that also shared common ownership with the Company (collectively with the Royalty Partnership and the Marketing Partnership, the "Partnerships"). The respective ownership interests in the Partnerships were structured with the intention of retaining the same economic interests among the partners as that of the shareholders of the Company. In the case of the intellectual property and trademark transferred to the Royalty Partnership, the Company entered into a 17-year agreement with the Royalty Partnership to pay a royalty based on sales volume. In the case of the Marketing Partnership, the Company paid a commission based on a specified percentage of sales volume. At the time of transfer, the rights and interest in intellectual property, supplier's trademark and marketing rights had a minimal basis. During 1994, the Company also entered into separate incentive compensation agreements with two of its shareholders pursuant to which the Company agreed to pay commissions based on specified monthly sales volumes and increases in number of new enrolled Associates. These agreements were designed to compensate for the differences in ownership in the Partnerships for one of the principal shareholders and to provide compensation to a shareholder in lieu of receiving a Partnership interest.

    On June 1, 1997, in order to simplify the Company's ownership structure and consolidate all operating activities, the Company entered into agreements to effect the Reorganization through merging with the corporate general partners of the Partnerships in which the Company was the surviving corporation and exchanging shares of Common Stock for the entire ownership interests of the Partnerships. Pursuant to the Reorganization, the Company issued an aggregate of 10,000,000 shares of Common Stock to holders of the general partnership and limited partnership interests. In addition, during May and June 1997 the Company issued 2,027,571 shares of Common Stock in consideration for the cancellation of incentive compensation agreements with two shareholder-employees and four other employees of the Company, including 626,971 shares issued to cancel incentive compensation agreements that had been provided in lieu of ownership interests in the Partnerships. See Note 9 to the Financial Statements. The net effect of the foregoing transactions was to increase the number of shares of Common Stock outstanding by 12,027,571 while retaining substantially the same relative ownership of the Company. The only ownership percentage change among the original shareholders related to 208,024 shares granted to one shareholder in recognition of significant contributions to the Company, which resulted in minor dilution to the other original seven shareholders at the time of the exchange. No monetary consideration changed hands and the changes were designed to reestablish the original economic characteristics of the Company. Other than the new shares issued to the four employees to cancel their incentive compensation agreements, relative ownership interests, as evidenced by retention of economic risks and benefits, remained virtually the same. After the exchange, the Company terminated and liquidated the Partnerships at no gain or loss.

RESULTS OF OPERATIONS

    The following table summarizes the Company's operating results as a percentage of net sales for each of the periods indicated:

                                                                                             THREE MONTHS
                                                          YEAR ENDED DECEMBER 31,               ENDED
                                                                                              MARCH 31,
                                                      -------------------------------  ------------------------
                                                        1995       1996       1997        1997         1998
                                                      ---------  ---------  ---------  -----------  -----------
Net sales...........................................      100.0%     100.0%     100.0%      100.0%       100.0%
Cost of sales.......................................       15.1       15.5       16.4        16.4         14.8
Commissions.........................................       38.3       40.6       40.9        40.8         41.1
                                                      ---------  ---------  ---------       -----        -----
  Gross profit......................................       46.6       43.9       42.7        42.8         44.1
Operating expenses:
  Selling and administrative expenses...............       21.8       20.5       18.5        17.4         18.7
  Other operating costs.............................       16.3       13.6       12.8        11.1         11.4
  Cancellation of incentive compensation
    agreements......................................          -          -        1.4           -            -
                                                      ---------  ---------  ---------       -----        -----
Income from operations..............................        8.5        9.8       10.0        14.3         14.0
Other (income) expense, net.........................        0.5       (0.2)      (0.0)        0.4         (0.2)
                                                      ---------  ---------  ---------       -----        -----
Income before income taxes..........................        8.0       10.0       10.0        13.9         14.2
Income tax expense..................................        0.4        1.5        2.8         4.0          5.4
                                                      ---------  ---------  ---------       -----        -----
Net income..........................................        7.6%       8.5%       7.2%        9.9%         8.8%
                                                      ---------  ---------  ---------       -----        -----
                                                      ---------  ---------  ---------       -----        -----

THREE MONTHS ENDED MARCH 31, 1998 AND MARCH 31, 1997

    NET SALES. Net sales increased 22.4% to $41.0 million for the three months ended March 31, 1998 from $33.5 million for the three months ended March 31, 1997. This increase was primarily attributable to the following:

    - $6.8 million, or 90.6%, was due to the sale of several products which were not available for sale during the first three months of 1997.

    - $2.4 million, or 32.0%, was due to an increase in existing product sales, which increase resulted solely from increases in the volume of products sold.


    - ($1.7) million, or (22.6%), was due to a decrease in Associate kit sales. A decrease of approximately $2.5 million in Associate kits related to a decrease in kits sold with respect to enrollment of new Associates was partially offset by a $800,000 increase in kits sold to Associates renewing their association with the Company. The Company's fee structure remained constant throughout this period. Associate kit sales decreased due to a delay in introducing new Associate kits or starter kits until the second quarter of 1998. The Company believes, based upon information received from many of its Associates, that many Associates delayed signing up new Associates and their own renewal until the new kits were available. As the new Associate kits were not available until May 1998, it is not possible to determine if the decrease in Associate kit sales is a deferral of such revenue or a permanent loss.



    COST OF SALES. Cost of sales increased 10.2% to $6.1 million for the three months ended March 31, 1998 from $5.5 million for the comparable period in 1997. As a percentage of net sales, cost of sales decreased to 14.8% for the three months ended March 31, 1998 from 16.4% for the comparable period in 1997. Increased sales accounted for $1.4 million of the increase in cost of sales, which was partially offset by the positive effects of forward pricing obtained by the Company resulting in a reduction in cost of sales of $800,000.

    COMMISSIONS. Commissions consist of payments to Associates for sales activity. Commissions increased 23.4% to $16.9 million for the three months ended March 31, 1998 from $13.7 million for the comparable period in 1997. As a percentage of net sales, commissions increased to 41.1% for the three months ended March 31, 1998 from 40.8% for the comparable period in 1997.

    GROSS PROFIT. Gross Profit increased 26.2% to $18.1 million for the three months ended March 31, 1998 from $14.4 million for the comparable period in 1997. As a percentage of net sales, gross profit increased to 44.1% for the three months ended March 31, 1998 from 42.8% for the comparable period in 1997. These changes were primarily attributable to the factors described above.

    SELLING AND ADMINISTRATIVE EXPENSES. Selling and administrative expenses consist of human resource expenses, including wages, bonuses and marketing expenses, and are a mixture of both fixed and variable expenses. Selling and administrative expenses increased 31.9% to $7.7 million for the three months ended March 31, 1998 from $5.8 million for the comparable period in 1997. As a percentage of net sales, selling and administrative expenses increased to 18.7% for the three months ended March 31, 1998 from 17.4% for the comparable period in 1997. The dollar amount increase was due primarily to sales increases, and $1.5 million expended on the Company's first large scale annual Associate meeting. The increase as a percentage of net sales resulted from the cost of the Associate meeting which was only partially offset by the Company achieving certain sales volume-based efficiencies relating to human resources and marketing expenses.

    OTHER OPERATING COSTS. Other operating costs include utilities, depreciation, travel, office supplies and printing expenses. Other operating costs increased 25.4% to $4.7 million for the three months ended March 31, 1998 from $3.7 million for the comparable period in 1997. As a percentage of net sales, other operating costs increased to 11.4% for the three months ended March 31, 1998 from 11.2% for the comparable period in 1997. The dollar amount increase was primarily related to sales and to additional facilities costs related to the relocation of the Company's worldwide headquarters and distribution center to its current location in March 1997. The increase as a percentage of net sales related to the increased facilities costs and the incurrence of costs associated with the Company's planned international expansion.

    OTHER (INCOME) EXPENSE, NET. Other (income) expense consists of interest income, royalties from vendors and settlement of lawsuits. Other (income) expense increased 144.6% to ($62,000) for the three months ended March 31, 1998 from $139,000 for the comparable period in 1997. As a percentage of net sales, other (income) expense increased to (0.2%) in the first three months ended March 31, 1998 from 0.4% for the comparable period in 1997. The expense for the three months ended March 31, 1997 related primarily to legal actions and related charges for the settlement of lawsuits.


    INCOME TAX EXPENSE. Income tax expense increased 66.2% to $2.2 million for the three months ended March 31, 1998 compared to $1.3 million for the comparable period in 1997. The effective tax rate increased to 37.9% for the three months ended March 31, 1998 from 28.2% for the comparable period in 1997. The increase in the effective tax rate was primarily the result of the Company's reorganization which began June 1, 1997. Prior to that date, the income from the Partnerships was subject to income tax only at the individual partners' level. See "Certain Transactions."


    NET INCOME. Net income increased 8.3% to $3.6 million for the three months ended March 31, 1998 from $3.3 million for the comparable period in 1997. As a percentage of net sales, net income decreased to 8.8% for the three months ended March 31, 1998 from 9.9% for the comparable period in 1997. This decrease was primarily related to the increase in effective tax rate mitigated by the factors described above.

YEARS ENDED DECEMBER 31, 1997 AND DECEMBER 31, 1996

    NET SALES. Net sales increased 74.3% to $150.9 million in 1997 from $86.6 million in 1996. This increase was primarily attributable to the following:

    - $44.5 million, or 69.2%, was due to an increase in existing product sales, which increase resulted solely from increases in the volume of products sold.


    - $13.5 million, or 21.0%, was due to an increase in Associate kit sales. Associate kit sales increased due to the enrollment of new Associates and the sale of renewal kits to existing Associates. Approximately $8.2 million of the increase in Associate kit sales related to the sign up of new Associates and $5.3 million related to the renewal of existing Associates. The Company's fee structure remained constant throughout this period.


    - $6.3 million, or 9.8%, was due to the introduction in July 1997 of MannaCleanse-TM-, an intestinal support product, and Bulk
      Ambrotose-Registered Trademark-, a cell-to-cell communication support product.

    COST OF SALES. Cost of sales increased 84.5% to $24.7 million in 1997 from $13.4 million in 1996. As a percentage of net sales, cost of sales increased to 16.4% for 1997 from 15.5% in 1996. The increase in cost of sales was due to a $10.8 million increase in sales of finished goods, a $0.6 million increase in shipping costs due to increased sales volume, a $0.3 million increase in shipping costs for Canadian finished goods and a ($0.4) million decrease in normal costs of spoilage and shrinkage of inventory.

    COMMISSIONS. Commissions increased 75.4% to $61.7 million in 1997 from $35.2 million in 1996. As a percentage of net sales, commissions increased to 40.9% for 1997 from 40.6% in 1996.

    GROSS PROFIT. Gross profit increased 69.5% to $64.4 million in 1997 from $38.0 million in 1996. As a percentage of net sales, gross profit decreased to 42.7% in 1997 from 43.9% in 1996. These changes were primarily attributable to the factors described above.

    SELLING AND ADMINISTRATIVE EXPENSES. Selling and administrative expenses increased 56.7% to $27.8 million in 1997 from $17.8 million in 1996. As a percentage of net sales, selling and administrative expenses decreased to 18.5% in 1997 from 20.5% in 1996. The dollar amount increase was primarily attributable to an increase in bonuses and compensation paid and an increase in number of employees to support the Company's growth in net sales. The decrease in the percentage of net sales was primarily attributable to certain efficiencies achieved by the Company in managing sales growth and reductions in executive salaries beginning in June 1997 of approximately $600,000. Executive salaries were reduced to reflect salaries commensurate with those paid by similar public companies. The Company does not expect increases in executive salaries in the foreseeable future other than those increases necessary in the marketplace to recruit, reward and retain qualified executives.


    OTHER OPERATING COSTS. Other operating costs increased 65.2% to $19.4 million in 1997 from $11.7 million in 1996. This increase was primarily due to costs associated with the Company's relocation of its worldwide headquarters to its current location in March 1997. As a result of the relocation the Company had capital expenditures of approximately $9.1 million, which resulted in an increase in depreciation expense of approximately $900,000. In addition, other expenses, comprised of supplies, rent and miscellaneous equipment purchases, increased by approximately $1.8 million. Utility and telephone expense increased by approximately $2.0 million with the majority of the increase related to telephone expense. The increase in telephone expense is related to the increase in sales as the majority of the Company's sales are made by telephone or fax. The increased sales volume leads to increased phone usage, which results in higher costs. As a percentage of net sales, other operating costs decreased to 12.8% in 1997 from 13.6% in 1996. This decrease was primarily attributable to increased sales volume and the Company achieving certain volume-based efficiencies due to increased net sales. If sales volumes remain constant, these volume-based efficiencies are expected to remain constant as they are directly related to sales volumes.

    CANCELLATION OF INCENTIVE COMPENSATION AGREEMENTS. Cancellation of incentive compensation agreements consisted of a one-time charge in 1997 totaling approximately $2.2 million. This charge resulted from the exchange of Common Stock for the cancellation of certain incentive compensation agreements. See "Certain Transactions."

    OTHER (INCOME) EXPENSE, NET. Other (income) expense decreased 62.8% to $(43,000) in 1997 from $(116,000) in 1996. As a percentage of net sales, other (income) expense decreased to (0.0)% in 1997 from (0.2)% in 1996. The change in 1997 was primarily attributable to the settlement in 1997 of various lawsuits totaling $110,000 versus settlement expense of $59,000 in 1996.

    INCOME TAX EXPENSE. Income tax expense increased to $4.2 million in 1997 compared to $1.3 million in 1996. The effective tax rate increased significantly to 28.2% in 1997 from 15.0% in 1996. The increase in the effective tax rate was primarily the result of the Company's reorganization as of June 1, 1997. Prior to that date, the Partnerships were subject to income tax only at the individual partners' level. See "Certain Transactions."

    NET INCOME. Net income increased 47.4% to $10.8 million in 1997 from $7.3 million in 1996. As a percentage of net sales, net income decreased to 7.2% in 1997 compared to 8.5% in 1996. This decrease was primarily related to the cancellation of the incentive compensation agreements, additional income tax expense and the reorganization of the Partnerships. See "Certain Transactions."

YEARS ENDED DECEMBER 31, 1996 AND DECEMBER 31, 1995

    NET SALES. Net sales increased 168.6% to $86.6 million in 1996 from $32.2 million in 1995. This increase was primarily attributable to the following:

    - $29.6 million, or 54.4%, was due to an increase in existing product sales, which increase resulted solely from increases in the volume of products sold.


    - $18.0 million, or 33.1%, was due to an increase in Associate kit sales. Associate kit sales increased due to the enrollment of new Associates and the sale of renewal kits to existing Associates. Approximately $13.4 million of the increase in Associate kit sales related to the sign up of new Associates and $4.6 million related to the renewal of existing Associates. The Company's fee structure remained constant throughout this period.


    - $3.6 million, or 6.6%, was due to the introduction of a new nutritional supplement product line, consisting of Profile 1, Profile 2 and Profile 3, in May 1996, and the introduction of a new raw material, Ambrotose-Registered Trademark-, in October 1996.

    - $3.2 million, or 5.9%, was due to the commencement of operations in Canada in April 1996.

    COST OF SALES. Cost of sales increased 174.7% to $13.4 million in 1996 from $4.9 million in 1995. As a percentage of net sales, cost of sales increased to 15.5% in 1996 from 15.1% in 1995. The increase in cost of sales was comprised of an $8.3 million increase in sales of finished goods and a $200,000 increase in sales of finished goods in Canada.

    COMMISSIONS. Commissions increased 184.9% to $35.2 million in 1996 from $12.3 million in 1995. As a percentage of net sales, commissions increased to 40.6% in 1996 from 38.3% in 1995. The increase was primarily attributable to the introduction of an additional type of commission for the Associates' compensation plan during 1995. Once a commission plan is introduced, there is generally a short time lag before the Associates begin to qualify for the payment of commissions. During 1996, this new commission structure accounted for a 2.0% increase (as a percentage of net sales) in total commissions.

    GROSS PROFIT. Gross profit increased 153.2% to $38.0 million in 1996 from $15.0 million in 1995. As a percentage of net sales, gross profit decreased to 43.9% in 1996 from 46.6% in 1995. These changes were primarily attributable to the factors described above.

    SELLING AND ADMINISTRATIVE EXPENSES. Selling and administrative expenses increased 153.3% to $17.8 million in 1996 from $7.0 million in 1995. As a percentage of net sales, selling and administrative expenses decreased to 20.5% in 1996 from 21.8% in 1995. The dollar amount increase was primarily attributable to sales increases. The decrease as a percentage of net sales was primarily attributable to increased sales and the Company achieving certain sales volume-based efficiencies for human resources and marketing expenses.

    OTHER OPERATING COSTS. Other operating costs increased 123.6% to $11.7 million in 1996 from $5.3 million in 1995. As a percentage of net sales, other operating costs decreased to 13.6% in 1996 from 16.3% in 1995. The dollar amount increase was primarily attributable to the increase in sales, which was offset by the Company recording approximately $400,000 in consulting fees associated with the Company's entry into the Canadian market.

    OTHER (INCOME) EXPENSE, NET. Other (income) expense in 1996 increased to $(116,000) from $181,000 in 1995. In 1995, the Company incurred an expense of $180,600 as a result of the settlement of a lawsuit related to the termination of a former employee. In 1996, the Company recorded an additional expense of $59,000 related to the settlement of this lawsuit, which was more than offset by approximately $160,000 of interest income and royalty income.

    INCOME TAX EXPENSE. Income tax expense increased $1.2 million to $1.3 million in 1996 compared to $129,959 in 1995. The effective tax rate increased to 15.0% in 1996 from 5.1% in 1995. The effective tax rate significantly varied from the statutory rate of 34% primarily due to the $5.8 million of Partnership income included with the Company's income as discussed previously. See "-Reorganization" and "Certain Transactions."

    NET INCOME. Net income increased 200.2% to $7.3 million in 1996 from $2.4 million in 1995. As a percentage of net sales, net income increased to 8.5% in 1996 as compared to 7.6% in 1995. The increase was the result of the factors described above.

SELECTED QUARTERLY STATEMENTS OF INCOME

    The following table sets forth certain unaudited quarterly statement of income data for each of the nine quarters ending with the quarter ended March 31, 1998. In the opinion of management, this information has been prepared on the same basis as the audited Financial Statements contained herein and includes all necessary adjustments, consisting only of normal recurring adjustments, that the Company considers necessary to present fairly this information in accordance with generally accepted accounting principles. This information should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The Company's operating results for any one quarter are not necessarily indicative of results for any future period.

                                                                       THREE MONTHS ENDED
                                    -----------------------------------------------------------------------------------------
                                     MAR. 31,     JUNE 30,     SEPT. 30,    DEC. 31,     MAR. 31,     JUNE 30,     SEPT. 30,
                                       1996         1996         1996        1996(1)       1997         1997         1997
                                    -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                                                         (IN THOUSANDS)
STATEMENT OF INCOME DATA:
Net sales.........................   $  14,475    $  19,743    $  23,507    $  28,849    $  33,544    $  38,096    $  39,787
Cost of sales.....................       1,910        3,008        3,165        5,323        5,501        6,041        6,324
Commissions.......................       5,891        8,060        9,554       11,650       13,685       15,586       16,189
                                    -----------  -----------  -----------  -----------  -----------  -----------  -----------
    Gross profit..................       6,674        8,675       10,788       11,876       14,358       16,469       17,274
Operating expenses:
  Selling and administrative
    expenses......................       2,640        4,447        3,811        6,866        5,827        7,762        6,350
  Other operating costs...........       1,590        2,260        2,550        5,346        3,744        4,973        4,684
  Cancellation of incentive
    compensation agreements(3)....           -            -            -            -            -        1,821            -
                                    -----------  -----------  -----------  -----------  -----------  -----------  -----------
Income (loss) from operations.....       2,444        1,968        4,427         (336)       4,787        1,913        6,240
Other (income) expense, net.......          (9)         (16)           -          (91)         139          120          (85)
                                    -----------  -----------  -----------  -----------  -----------  -----------  -----------
Income (loss) before income
  taxes...........................       2,453        1,984        4,427         (245)       4,648        1,793        6,325
Income tax (benefit) expense......         366          298          669          (38)       1,322          509        1,800
                                    -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net income (loss)                    $   2,087    $   1,686    $   3,758    $    (207)   $   3,326    $   1,284    $   4,525
                                    -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                    -----------  -----------  -----------  -----------  -----------  -----------  -----------
PRO FORMA INFORMATION:(4)
Income (loss) before income taxes,
  as reported.....................   $   2,453    $   1,984    $   4,427    $    (245)   $   4,648    $   1,793    $   6,325
Pro forma provision for income tax
  (benefit) expense...............         920          744        1,660          (92)       1,789          690        2,435
                                    -----------  -----------  -----------  -----------  -----------  -----------  -----------
Pro forma net income (loss).......   $   1,513    $   1,240    $   2,767    $    (153)   $   2,859    $   1,103    $   3,890
                                    -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                    -----------  -----------  -----------  -----------  -----------  -----------  -----------


                                     DEC. 31,     MAR. 31,
                                      1997(2)       1998
                                    -----------  -----------

STATEMENT OF INCOME DATA:
Net sales.........................   $  39,430    $  41,059
Cost of sales.....................       6,870        6,060
Commissions.......................      16,217       16,883
                                    -----------  -----------
    Gross profit..................      16,343       18,116
Operating expenses:
  Selling and administrative
    expenses......................       7,906        7,684
  Other operating costs...........       6,001        4,696
  Cancellation of incentive
    compensation agreements(3)....         371            -
                                    -----------  -----------
Income (loss) from operations.....       2,065        5,736
Other (income) expense, net.......        (217)         (62)
                                    -----------  -----------
Income (loss) before income
  taxes...........................       2,282        5,798
Income tax (benefit) expense......         618        2,198
                                    -----------  -----------
Net income (loss)                    $   1,664    $   3,600
                                    -----------  -----------
                                    -----------  -----------
PRO FORMA INFORMATION:(4)
Income (loss) before income taxes,
  as reported.....................   $   2,282
Pro forma provision for income tax
  (benefit) expense...............         879
                                    -----------
Pro forma net income (loss).......   $   1,403
                                    -----------
                                    -----------


------------------------------


(1) For the fourth quarter of 1996 cost of sales included various book-to-physical inventory adjustments and write off of identified obsolete inventory. Selling and administrative expenses included an accrual for discretionary bonuses to all employees and a charge for severance packages. Other operating costs increased due to certain year-end accruals for attorneys' fees, travel and general operating expenses.



(2) For the fourth quarter of 1997 cost of sales included an adjustment for the abnormal conversion of raw materials by a manufacturer. Selling and administrative expenses included accruals for (i) discretionary bonuses for all employees, (ii) termination expenses and (iii) disputed freight expenses. Other operating costs increased for the accrual of various attorney and consulting fees and compensation expenses related to the issuance of stock options to certain nonemployees.


(3) In June 1997 the Company recorded a one-time charge to operations for the issuance of Common Stock in exchange for the cancellation of certain incentive compensation agreements. An additional incentive compensation agreement was cancelled in December 1997. See "-Reorganization" and "Certain Transactions."

(4) The pro forma information shows the Company's net income as if all income earned by the Company and the Partnerships was taxable at federal and statutory rates.


    As the table above indicates, the Company has experienced a declining rate of growth in recent quarters. The decreased rate results primarily from the increased base on which the growth rate is computed and a shrinking base of potential new Associates in its existing markets. The Company has relied on its historical growth to provide the operating cash flows used to fund its current infrastructure in property, equipment and personnel. The Company believes it currently has an infrastructure capable of supporting its historical growth into the foreseeable future. The Company expects expansion into international markets to provide expanded growth opportunities. If the Company is unable to maintain current levels of growth, seasonal declines in sales revolving around the holiday period in the fourth quarter may become apparent.


    The following table sets forth certain unaudited quarterly results of operations expressed as a percentage of net sales for each of the nine quarters ending with the period ended March 31, 1998.

                                                                       THREE MONTHS ENDED
                                    -----------------------------------------------------------------------------------------
                                     MAR. 31,     JUNE 30,     SEPT. 30,    DEC. 31,     MAR. 31,     JUNE 30,     SEPT. 30,
                                       1996         1996         1996         1996         1997         1997         1997
                                    -----------  -----------  -----------  -----------  -----------  -----------  -----------
AS A PERCENTAGE OF NET SALES:
Net sales.........................       100.0%       100.0%       100.0%       100.0%       100.0%       100.0%       100.0%
Cost of sales.....................        13.2         15.2         13.5         18.4         16.4         15.9         15.9
Commissions.......................        40.7         40.8         40.6         40.4         40.8         40.9         40.7
                                         -----        -----        -----        -----        -----        -----        -----
  Gross profit....................        46.1         44.0         45.9         41.2         42.8         43.2         43.4
Operating expenses:
  Selling and administrative
    expenses......................        18.2         22.5         16.2         23.8         17.4         20.4         15.9
  Other operating costs...........        11.0         11.5         10.9         18.5         11.1         13.0         11.8
  Cancellation of incentive
    compensation agreements.......           -            -            -            -            -          4.8            -
                                         -----        -----        -----        -----        -----        -----        -----
Income (loss) from operations.....        16.9         10.0         18.8         (1.1)        14.3          5.0         15.7
Other (income) expense, net.......           -            -            -         (0.3)         0.4          0.3         (0.2)
                                         -----        -----        -----        -----        -----        -----        -----
Income (loss) before income taxes,
  as reported.....................        16.9         10.0         18.8         (0.8)        13.9          4.7         15.9
Income tax (benefit) expense......         2.5          1.5          2.8         (0.1)         4.0          1.3          4.5
                                         -----        -----        -----        -----        -----        -----        -----
Net income (loss).................        14.4%         8.5%        16.0%        (0.7%)        9.9%         3.4%        11.4%
                                         -----        -----        -----        -----        -----        -----        -----
                                         -----        -----        -----        -----        -----        -----        -----


                                     DEC. 31,     MAR. 31,
                                       1997         1998
                                    -----------  -----------
AS A PERCENTAGE OF NET SALES:
Net sales.........................       100.0%       100.0%
Cost of sales.....................        17.4         14.8
Commissions.......................        41.1         41.1
                                         -----        -----
  Gross profit....................        41.5         44.1
Operating expenses:
  Selling and administrative
    expenses......................        20.1         18.7
  Other operating costs...........        15.2         11.4
  Cancellation of incentive
    compensation agreements.......         0.9            -
                                         -----        -----
Income (loss) from operations.....         5.3         14.0
Other (income) expense, net.......        (0.5)        (0.2)
                                         -----        -----
Income (loss) before income taxes,
  as reported.....................         5.8         14.2
Income tax (benefit) expense......         1.6          5.4
                                         -----        -----
Net income (loss).................         4.2%         8.8%
                                         -----        -----
                                         -----        -----


    The Company may experience variations on a quarterly basis in its results of operations, in response to, among other things, the timing of Company-sponsored Associate events; new product introductions; the opening of new markets; the timing of holidays, especially in the fourth quarter, which may reduce the amount of time Associates spend selling the Company's products or recruiting new Associates, the adverse effect of Associates' or the Company's failure, and allegations of their failure, to comply with applicable government regulations; the negative impact of changes in or interpretations of regulations that may limit or restrict the sale of certain of the Company's products; the operation of its network marketing system; the introduction of its products into each market; the recruitment and retention of Associates; the inability of the Company to introduce new products or the introduction of new products by the Company's competitors; general conditions in the nutritional supplement and personal care industries or the network marketing industry; and consumer perceptions of the Company's products and operations. In particular, because the Company's products are ingested by consumers or applied to their bodies, the Company is highly dependent upon consumers' perception of the safety, quality and effectiveness of its products. As a result, substantial negative publicity, whether founded or unfounded, concerning one or more of the Company's products or other products similar to the Company's products could adversely affect the Company's business, results of operations and financial condition.

    As a result of these and other factors the Company's quarterly revenues, expenses and results of operations could vary significantly in the future, and period-to-period comparisons should not be relied upon as indications of future performance. There can be no assurance that the Company will be able to increase its revenues in future periods or be able to sustain its level of revenue or its rate of revenue growth on a quarterly or annual basis. Furthermore, no assurances can be given that the Company's revenue growth rate in new markets where operations have not commenced will follow this pattern. Due to the foregoing factors, the Company's future results of operations could be below the expectations of public market analysts and investors. In such event, the market price of the Common Stock would likely be materially adversely affected.

LIQUIDITY AND CAPITAL RESOURCES


    The Company's principal capital requirement is to fund working capital to support its growth. To date, the Company has financed its operations primarily through cash flows derived from operating activities. Primarily as a result of the Company's investment in the infrastructure necessary to support the rapid growth of the Company, the Company had working capital deficiencies of $2.3 million, $8.1 million and $8.4 million as of December 31, 1996, December 31, 1997 and March 31, 1998, respectively. During 1997 and the first three months of 1998, the Company invested approximately $7.5 million and $1.4 million, respectively in its premises and equipment. These projects were funded primarily from operating cash flow which negatively impacted working capital. The Company also distributed approximately $4.0 million during 1997 to the Partnerships and approximately $6.9 million and $2.6 million in dividends to its shareholders in 1997 and the first three months of 1998, respectively. Additionally, current liabilities increased due to increased commissions, income taxes and inventory purchases, all of which are directly related to increased sales volume in 1997 and the first three months of 1998. The Company believes its current facilities are sufficient to support near-term growth. The reduction in capital spending, combined with the Company's intention to cease future distributions to shareholders, is expected to reduce or eliminate the Company's working capital deficiencies in the future.


    In January 1998, the Company entered into a $1.5 million interim lease line-of-credit agreement (the "Line of Credit Agreement") with Banc One Leasing Corporation to fund the purchase of furniture and certain capital equipment in connection with the Company's relocation to its new facility. The Line of Credit Agreement bears interest at the prime interest rate of Bank One, Columbus, NA plus one-half percent, is secured by the leased assets, is guaranteed by two of the Company's shareholders and will expire on December 15, 1998. The Line of Credit Agreement allows the Company to convert amounts drawn thereunder into capital leases and, in March 1998, the Company converted $631,000 which had been drawn on the Line of Credit Agreement into a capital lease (the "Capital Lease"). The Capital Lease bears interest at 9.3%, is collateralized by the leased assets and is payable in 36 installments. In addition to the Capital Lease, $378,000 had been drawn under the Line of Credit Agreement, leaving an available balance of $491,000.

    The Company plans to improve its working capital position, make additional investments in its new distribution center, research and development laboratory, and complete its internally developed software program. The Company intends to fund these initiatives with proceeds from this offering, net cash provided by operating activities and additional borrowings under the Line of Credit Agreement described above. See "Use of Proceeds."


    Net cash provided by operating activities was $3.1 million, $9.6 million, $19.8 million and $4.3 million in 1995, 1996, 1997 and for the three months ended March 31, 1998, respectively. Throughout these periods, the Company experienced increases in net income as a result of increases in net sales, which were partially offset by increases in inventories.



    Net cash used in investing activities was $843,000, $3.2 million, $9.3 million and $0.7 million in 1995, 1996, 1997 and the three months ended March 31, 1998, respectively. These activities consisted primarily of purchases of property and equipment in connection with the Company's relocation to its new facility in April 1997, and the relocation of the Company's distribution center and build out of its research and development facility in the first quarter of 1998.


    Net cash used in financing activities totaled $1.6 million, $6.2 million, $11.6 million and $2.6 million in 1995, 1996, 1997 and for the three months ended March 31, 1998, respectively. In 1995, 1996 and through the reorganization of the Company in June 1997, the Company made distributions to partners of the Partnerships. Following the reorganization, the Company has paid dividends on a monthly basis to its shareholders in the amount of $0.02-$0.06 per share and expects to continue to pay dividends each month until the consummation of this offering. See "Dividend Policy."


    The Company anticipates that its existing capital resources, including cash provided by operating activities and bank borrowings, together with the anticipated proceeds from this offering, will be adequate to fund the Company's operations for at least the next 12 months. Of the net proceeds to the Company, the Company intends to use approximately (i) $23 million for international expansion, including, but not limited to, expenditures for business and product registration, product reformulations, initial inventory and other similar items,
(ii) $19 million for capital investments, including, but not limited to, continued expansion of corporate facilities, possible purchases of manufacturing capabilities and new technologies and acquisitions of raw material sources and
(iii) $18 million for working capital and general corporate purposes, including the repayment of debt and the funding of accrued commissions and other accrued expenses. The Company has no present commitments or agreements with respect to any acquisitions or purchases of manufacturing capabilities, new technologies or raw material sources. There can be no assurance that changes will not occur that would consume available capital resources before such time. The Company's capital requirements depend on numerous factors, including the timing and pace of the Company's entry into international markets, growth in the number of Associates and its research and development efforts. To the extent that the Company's existing capital resources, together with the anticipated proceeds of this offering, are insufficient to meet its capital requirements, the Company will be required to raise additional funds. There can be no assurance that additional funding, if necessary, will be available on favorable terms, if at all.


RECENT FINANCIAL ACCOUNTING STANDARDS BOARD STATEMENTS


    In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 130, "Reporting Comprehensive Income." FAS 130 establishes standards for the report and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general purpose financial statements. FAS 130 requires that an enterprise (i) classify items of other comprehensive income by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. FAS 130 is effective for fiscal years beginning after December 15, 1997. The Company does not have any items of other comprehensive income for any period presented.


    In June 1997, the FASB issued FAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." FAS 131 established standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. FAS 131 also establishes standards for related disclosure about products and services, geographic areas and major customers. FAS 131 is effective for financial statements for periods beginning after December 15, 1997, and requires the restatement of disclosures for earlier periods for comparative purposes unless the information is not readily available, in which case a description of unavailable information is required. The Company does not expect the impact of FAS 131 to be material.

    In February 1998, the FASB issued FAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." FAS 132 revises footnote disclosure requirements for employer pensions and other retiree benefits, standardizes the disclosure requirements, requires additional information on changes in the benefit obligations and calculating the fair values of plan assets, and eliminates certain disclosures. FAS 132 is effective for financial statements for periods beginning after December 15, 1997. As the Company does not provide a defined benefit plan, this pronouncement will not impact the Company.

YEAR 2000 COMPLIANCE

    Many existing computer programs and databases use only two digits to identify a year in the date field (I.E., 98 would represent 1998). These programs and databases were designed and developed without considering the impact of the upcoming millennium. If not corrected, many computer systems could fail or create erroneous results in the year 2000. The Company believes that all of its systems currently in use are Year 2000 compliant, largely due to the short operating history of the Company. The majority of the Company's critical business applications are developed internally, with Year 2000 compliant tools, and as such the Company is not dependent on external vendors for Year 2000 compliance, except for the banking system utilized by the Company to process payments, including credit cards.

IMPACT OF INFLATION

    The Company believes that inflation has not had a material impact on its historical operations or profitability.

                                    BUSINESS

GENERAL


    Mannatech develops and sells proprietary nutritional supplements and topical products through a network marketing system. The Company sells its products in the United States and Canada, through a network consisting of approximately 221,000 active Associates (an "active" Associate has purchased products from the Company within the last 12 months) as of April 30, 1998, and is currently planning to expand into Australia, while continuing to assess the potential of other foreign markets. Since commencing operations in November 1993, the Company's sales have grown from approximately $8.5 million in 1994 to approximately $150.9 million in 1997.


    The Company pursues a two-fold business strategy: (i) to develop a proprietary line of nutritional supplements having both health benefits and mass appeal to a general population demanding non-toxic healthcare alternatives and
(ii) to provide an appealing framework for persons interested in the products to establish a direct sales business. To date, the Company has focused its development efforts primarily in the area of carbohydrate technology, creating a proprietary ingredient, Ambrotose-Registered Trademark- Complex, which combines the naturally occurring sugars required to support optimal cell-to-cell communication. Additional Company efforts have been focused on developing products based on scientific advances in the emerging field of phytochemistry, which has identified certain naturally occurring components of various plants, known as "phytochemicals," which, while not essential to sustain life, are fundamental to optimal health.


    Ambrotose-Registered Trademark- Complex is the cornerstone of the Company's product lines. These products are designed to support various systems and functions of the human body, including (i) the cell-to-cell communication system, (ii) the immune system, (iii) the endocrine system, (iv) the intestinal system and (v) the dermal system. The Company also markets products designed to aid in sports performance and nutritional support. The Company's products, Man-Aloe-Registered Trademark-, Ambrotose-Registered Trademark- and Bulk Ambrotose-Registered Trademark-, are designed to support cell-to-cell communication. For immune system support, the Company offers Phyt-Aloe-Registered Trademark-, for adults, and
Phyto-Bears-Registered Trademark-, a chewable gummi-bear nutritional supplement product marketed to children but popular with adults. Other products include MVP-TM- and Plus for endocrine system support, MannaCleanse-TM- for intestinal system support and Emprizone-Registered Trademark-, Firm and Naturalizer for dermal care. The Company offers several products designed to aid sports performance by enhancing the body's natural recovery process and supporting lean tissue development, including Em-Pact-TM-, Bulk Em-Pact-TM- and Sport with Ambrotose-Registered Trademark-. The Company also markets Profile 1, Profile 2 and Profile 3, which support the body's nutritional needs.



    In March 1998, the Company introduced MannaBAR-TM-, a nutritional supplement bar in two versions that contain the equivalent of the Company's recommended minimum daily supply of Ambrotose-Registered Trademark-Complex, Phyt-Aloe-Registered Trademark- and Plus. In addition to MannaBAR-TM-, the Company plans to release at least one new product in 1998 and additional products as new nutritional compounds or areas of consumer demand are identified by the Company. All new products are expected to contain proprietary components.


    The Company's products are marketed exclusively through a network marketing system. The Company believes that its network marketing system is well-suited to its products, which emphasize health and nutrition, because network marketing allows in-person product education not available through traditional marketing techniques. The Company's network marketing system appeals to a broad cross-section of people, particularly those seeking to supplement family income, start a home-based business or pursue employment opportunities other than conventional, full-time employment.

INDUSTRY OVERVIEW

    The nutritional supplements industry is highly fragmented and intensely competitive. It includes companies that manufacture and distribute products which are generally intended to enhance the body's performance and well being. Nutritional supplements include vitamins, minerals, dietary supplements, herbs, botanicals and compounds derived therefrom. Opportunities in the nutritional supplements industry were enhanced by the enactment of the Dietary Supplement Health and Education Act of 1994 ("DSHEA"). Under DSHEA, vendors of dietary supplements are now able to educate consumers regarding the effects of certain component ingredients.

    According to Packaged Facts, an independent consumer market research firm, the retail market for nutritional supplements has experienced a compound annual growth rate in the United States of over 15% from 1992 to 1996. Sales in the principal domestic market in which the Company's products compete totaled approximately $6.5 billion in 1996. The Company believes that growth in the nutritional supplement market is driven by several factors, including (i) the general public's heightened awareness and understanding of the connection between diet and health, (ii) the aging population, particularly the baby-boomer generation, which is more likely to consume nutritional supplements, (iii) product introductions in response to new scientific research and (iv) the nationwide trend toward preventive medicine.

    Nutritional supplements are sold primarily through mass market retailers, including mass merchandisers, drug stores, supermarkets and discount stores; health food stores; mail order companies; and direct sales organizations. Direct selling, of which network marketing is a significant segment, has been enhanced in the past decade as a distribution channel due to advancements in technology and communications resulting in improved product distribution and faster dissemination of information. The distribution of products through network marketing has grown significantly in recent years. The World Federation of Direct Selling Associations (the "WFDSA") reports that, from 1990 through 1996, worldwide direct distribution of goods and services to consumers increased approximately 65%, resulting in the sale of nearly $80 billion of goods and services in 1996. The Direct Sellers Association (the "DSA") reported total 1996 direct sales at retail of $20.8 billion in the United States. According to the "Survey of Attitudes toward Direct Selling," commissioned by the DSA, and conducted and prepared by Wirthlin Worldwide (the "Wirthlin Report"), among the three categories experiencing the greatest gains in the direct selling industry since 1976 are food, nutrition and wellness products.

    According to the Wirthlin Report, approximately 51% of the American public has purchased products or services from a direct selling company at some point in the past, with 29% of those having made such a purchase in the last 12 months. Four in 10 adult Americans have expressed an interest in direct selling as a method of buying products and services, and 23% of those who have never purchased products and services from direct selling companies are interested in direct selling. The Company believes it is positioned to capitalize on the trends of growth in direct sales and demand for nutritional supplement products.

OPERATING STRENGTHS

    The Company's two-fold business strategy is to (i) develop a proprietary line of nutritional supplements having both health benefits and mass appeal to a general population demanding non-toxic healthcare alternatives, and (ii) provide an appealing framework for persons interested in the products to establish a direct sales business. The Company believes that it will be able to continue its growth by capitalizing on the following operating strengths:

    PROPRIETARY PRODUCT OFFERINGS. The Company offers an innovative line of products based upon its proprietary, patent-pending research. The Company believes that the discovery and development of products containing certain carbohydrates necessary to optimum health represents an expanding business opportunity for the Company. The Company recognized the nutritional need for the eight known monosaccharides to support optimal health, and developed and filed a patent application on a compound containing these monosaccharides. The Company includes this compound, Ambrotose-Registered Trademark-Complex, in each of its products. The Company believes that maintaining a proprietary line of products is important for two reasons: (i) it is a marketing factor that differentiates the Company from its competitors; and (ii) the limited availability helps to drive demand and enables premium pricing.

    SUPERIOR RESEARCH AND DEVELOPMENT CAPABILITY. The Company believes that its experienced personnel and new research and development facilities will allow it to develop and market additional new proprietary products. The Company's research and development efforts are led by two scientists with an aggregate of 34 years of experience designing products based on emerging carbohydrate technology. In March 1998, the Company completed construction of a technologically advanced laboratory to be used for both quality assurance and product development. As a complement to its in-house staff and facilities, the Company has sought, and will continue to seek, strategic alliances with several large manufacturers of nutritional supplements. These companies work with the Company to create, develop and manufacture its proprietary products and lend additional guidance which is helpful to the Company's strategic planning. In addition, the Company works with other smaller product companies to identify and develop new innovative niche products.

    STRONG ASSOCIATE SUPPORT PHILOSOPHY. The Company is committed to providing the highest level of support services to its Associates. The Company believes that it meets the needs of, and builds loyalty with, its Associates through its highly personalized and responsive customer service. Company-sponsored Associate events held several times throughout the year provide education and training for thousands of Associates. These conferences feature a schedule of events that offers information, aids in business development for Associates and provides a venue for Associates to interact with the leading distributors and researchers of the Company. In addition, the Company believes it offers one of the most financially rewarding compensation plans offered to Associates in the direct selling industry. Commissions as a percentage of net sales were 38.3%, 40.6%, 40.9% and 41.1% for 1995, 1996, 1997 and the three months ended March 31, 1998, respectively.

    FLEXIBLE OPERATING STRATEGY. The Company considers flexibility to be a key component of its existing and ongoing success. The Company outsources production and forms strategic alliances to minimize capital expenditure where practicable. However, the Company maintains control of key operating functions, including product development and formulation, product warehousing and distribution, financial and operating functions and proprietary product raw material sourcing. The Company believes it is positioned to enter international markets in an efficient and cost-effective manner by leveraging the expertise and resources of its strategic allies in the areas of distribution and logistics, call center operations, product registration and export requirements. Information technology also plays a key role in providing operating flexibility to the Company. The proprietary technology systems used by the Company are designed to be quickly and easily adaptable in order to support expansion into new markets. By developing this technology infrastructure, the Company believes it has reduced the risks associated with operational inefficiencies typically encountered by network marketing companies during periods of rapid growth.

    EXPERIENCE AND DEPTH OF MANAGEMENT TEAM. The Company's management team is comprised of experienced individuals drawn from a variety of backgrounds and expertise in certain fields, including product research and development, marketing, direct sales, legal and compliance, information technology and product distribution. All principal managers have substantial business experience, most with larger concerns, and bring the perspective of traditional business to the multi-level marketing endeavor of the Company. The goal of the management team is to provide a sound, systematic, reliable framework within which each Associate can fit his or her personal style of conducting business.

GROWTH STRATEGY

    The Company's primary growth strategy is to increase product sales through existing distribution channels, to continue to expand operations in existing markets in the United States and Canada and to enter select foreign markets. The Company believes that its growth will be based on the following factors:

    INTRODUCE NEW PRODUCTS. The Company's product development strategy is to expand its existing product lines and bring new proprietary and, where possible, patentable products to market that can be developed into new product lines. Since its inception, the Company has introduced new products each year, including, in March 1998, MannaBARs-TM-, which provide a new delivery system for its proprietary nutritional supplement compounds in the form of bars made from whole food sources. MannaBAR-TM- was developed partly in response to strong Associate demand. The Company currently intends to introduce new products each year, which are expected to contain one or more proprietary components and complement existing products. The Company believes that its newly enhanced research and development capabilities will facilitate its ability to develop these new products.

    ATTRACT NEW ASSOCIATES AND ENHANCE ASSOCIATE PRODUCTIVITY. The Company has enjoyed significant growth in the number of Associates by leveraging its operating strengths and creating a business climate which promotes growth in the number of Associates qualifying for recognition and increases the retention, motivation and productivity of high-level Associates. The Company plans to introduce new Associate achievement levels in part to encourage greater retention, motivation and productivity. In addition, the Company plans to encourage growth in the number of Presidential Associates, currently the highest level of achievement attainable by an Associate, by modifying Associate training and recognition programs.

    ENTER NEW MARKETS. In 1998, the Company plans to expand its operations into Australia and explore possibilities for further expansion in several additional countries. By employing its flexible operating strategy in the international sector, the Company believes it will be able to enter new markets in a cost-effective and efficient manner. In addition, the Company will evaluate the following factors in its decision to expand into new markets: (i) size of market; (ii) anticipated demand; and (iii) ease of entry. The Company believes that growth potential exists in international markets. See "Risk Factors-Risks Associated with International Expansion."

PRODUCTS

    The Company markets a line of quality, proprietary products, including 17 different nutritional products and three topical products. The Company also offers a variety of sales aids, including enrollment and renewal kits (which include products), brochures and videotapes which accounted for approximately 24.7% of net sales in 1997. The Company believes its focused product line contributes to efficient distribution and inventory management.

    The Company believes that the discovery and use of certain carbohydrates offers significant potential for nutritional benefits. Healthy bodies, comprised of many sophisticated components working together, must have accurate internal communication to function at an optimal level. In its most basic form, this communication occurs at the cellular level and is referred to by molecular biologists as cell-to-cell communication. To maintain a healthy body, cells must "talk" to other cells. Scientists have learned that glycoproteins, or molecules found on the surface of all cells, play a key role in all cell-to-cell communication. The name, glycoprotein, is derived from the molecules' composition: sugar (glyco) and protein. Because up to 85% of glycoproteins are composed of specific monosaccharides, the body's need for these carbohydrates is important.

    HARPER'S BIOCHEMISTRY, a leading biochemistry reference source, lists eight monosaccharides commonly found in human glycoproteins which are known to be important to the healthy functioning of cell-to-cell communications in the human body. These monosaccharides include fucose, galactose, glucose, mannose, N-acetylgalactosamine, N-acetylglucosamine, N-acetylneuraminic acid and xylose, and belong to a universe of approximately 200 monosaccharides found in nature.

    The Company recognized the human body's need for these monosaccharides to support optimal health. In response, the Company developed and filed a patent application on Ambrotose-Registered Trademark- Complex, which is directed at these monosaccharides and their various uses. By filing this patent application, the

Company seeks to establish a proprietary position in the nutritional supplement market. This proprietary glyconutritional compound, Ambrotose-Registered Trademark- Complex, is a component of each of the Company's products.

    The following chart lists the Company's products as of April 30, 1998.

                                     CELL-TO-CELL                         ENDOCRINE       INTESTINAL        DERMAL
                                     COMMUNICATION      IMMUNE SYSTEM      SYSTEM           SYSTEM          SYSTEM
                                 ---------------------  -------------  ---------------  ---------------  -------------
                 -----------------------------------------------------------------------------------------------------
           Ambrotose-Registered
  Trademark-...................                X

      Bulk Ambrotose-Registered
  Trademark-...................                X
                 -----------------------------------------------------------------------------------------------------

Bulk Em-Pact...................

Em-Pact........................
                 -----------------------------------------------------------------------------------------------------

Emprizone-Registered Trademark-..                                                                                  X

Firm...........................                                                                                    X
                 -----------------------------------------------------------------------------------------------------

Man-Aloe-Registered Trademark-..               X

MannaCleanse-TM-...............                                                                    X
                 -----------------------------------------------------------------------------------------------------

                   MannaBAR-TM-
Carbohydrate Formula...........                X                  X               X

                   MannaBAR-TM-
Protein Formula................                X                  X               X
                 -----------------------------------------------------------------------------------------------------

Mannatonin.....................                                                   X

MVP-TM-........................                                                   X
                 -----------------------------------------------------------------------------------------------------

Naturalizer....................                                                                                    X

Phyt-Aloe-Registered Trademark-..                                 X
                 -----------------------------------------------------------------------------------------------------

Phyto-Bears-Registered Trademark-..                               X

Plus...........................                                                   X
                 -----------------------------------------------------------------------------------------------------

Profile 1......................

Profile 2......................
                 -----------------------------------------------------------------------------------------------------

Profile 3......................

Sport with Ambrotose-Registered
  Trademark-...................

                                      SPORTS
                                    PERFORMANCE     NUTRITIONAL NEEDS
                                 -----------------  -----------------
                 --------------
           Ambrotose-Registered
  Trademark-...................
      Bulk Ambrotose-Registered
  Trademark-...................
                 --------------
Bulk Em-Pact...................              X
Em-Pact........................              X
                 --------------
Emprizone-Registered Trademark-
Firm...........................
                 --------------
Man-Aloe-Registered Trademark-.
MannaCleanse-TM-...............
                 --------------
                   MannaBAR-TM-
Carbohydrate Formula...........
                   MannaBAR-TM-
Protein Formula................
                 --------------
Mannatonin.....................
MVP-TM-........................
                 --------------
Naturalizer....................
Phyt-Aloe-Registered Trademark-
                 --------------
Phyto-Bears-Registered Trademar
Plus...........................
                 --------------
Profile 1......................                                 X
Profile 2......................                                 X
                 --------------
Profile 3......................                                 X
Sport with Ambrotose-Registered
  Trademark-...................              X

PRODUCT DEVELOPMENT

    The Company's overall product strategy is to develop proprietary nutritional supplements which capitalize on existing and emerging scientific knowledge and the growing worldwide interest in alternative healthcare and optimal health. The Company focuses on bringing new proprietary and, where possible, patentable products to market that can be developed into new product lines, while expanding its existing product line. The Company believes it is well positioned to take advantage of the ability to provide educational information regarding dietary supplements and the increased development of nutritional supplements and functional foods resulting from the enactment of DSHEA.

    The Company intends to launch new products each year at its corporate events. Selection of the products developed will be based on the marketability and proprietary nature of the product, taking into account regulatory considerations, the availability of components and the existence of data supporting claims of functionality. To support and validate the proprietary nature of the Company's product line, appropriate research is conducted under the direction of the Company's research and development department both before and after product launch. The Company believes that the completion of its new laboratory will help to accelerate and improve new product development.

    The following chart indicates the year of introduction of each of the Company's products:

  YEAR                                 PRODUCTS INTRODUCED
---------  ----------------------------------------------------------------------------
1994       Man-Aloe-Registered Trademark-, Plus, MVP-TM-, Sport, Naturalizer,
             Phyt-Aloe-Registered Trademark-, Firm

1995       Phyto-Bears-Registered Trademark-, Em-Pact-TM-,
             Emprizone-Registered Trademark-

1996       Ambrotose-Registered Trademark-, Mannatonin, Profile 1, 2 and 3, Sport with
             Ambrotose-Registered Trademark-

1997       Bulk Ambrotose-Registered Trademark-, Bulk Em-Pact-TM-, MannaCleanse-TM-

1998       MannaBAR-TM- Carbohydrate Formula, MannaBAR-TM- Protein Formula

PRODUCT DISTRIBUTION SYSTEM

    OVERVIEW. The foundation of the Company's sales philosophy and distribution system is network marketing. As with most network marketing systems, the Company's Associates purchase products for retail sale and personal consumption. The Company believes network marketing is an effective vehicle to distribute the Company's products for the following reasons: (i) the benefits of the Company's products are more readily explained on an individual, educational basis, which emphasizes the manner in which its products work, and is more direct than the use of television and print advertisements; (ii) direct sales allow for actual product testing by a potential consumer; (iii) the impact of Associate and consumer testimonials is enhanced; and (iv) as compared to other distribution methods, Associates can provide higher levels of customer service and attention by, among other things, following up on sales to ensure proper product usage and customer satisfaction, and encouraging repeat purchases.

    The Company encourages Associates to enroll new Associates with whom the Associates may have an ongoing relationship as a family member, friend, business associate, neighbor or otherwise. The Company believes that Associates will be more likely to remain with the Company if they are enrolled with the Company by someone with whom they have an ongoing relationship. The Company also believes that its network marketing system will continue to build a base of potential consumers for additional products. The Company encourages, but does not require, Associates to use the Company's products, nor does the Company require a person to be an Associate in order to be a consumer of the Company's products. The Company believes its network marketing system is particularly attractive to prospective Associates because of the potential for supplemental income and because Associates are not required to purchase any inventory, have no account collection issues, have minimal paperwork requirements and have a flexible work schedule. The sales efforts of Associates are supported through various means, including Company-sponsored training held periodically throughout the year.

    The effectiveness of direct selling as a distribution channel has been enhanced in the past decade through advancements in communications, including telecommunications, and the proliferation of the use of videotape players, fax machines and personal computers. The Company produces high-quality video tapes and audio tapes for use in product education, demonstrations and sponsoring sessions that project a desired image for the Company and its product line. The Company believes that high quality sales aids play an important role in the success of Associate efforts. The Company is committed to fully utilizing current and future technological advances to continue to enhance the effectiveness of direct selling.

    Associates pay for products prior to shipment. The Company carries no accounts receivable from Associates, except for minor amounts owing to check returns or other exceptions. Associates pay for products primarily by credit card, with cash, money orders and checks representing a small portion of all payments. Associates may automatically order product, applied to a credit card, on a continuous basis, and receive a discount. Automatic orders accounted for approximately 36.9% of net sales for the year ended December 31, 1997.

    ASSOCIATE DEVELOPMENT. The Company believes that the key contributing factors to its long-term growth and success are the recruitment of new Associates and retention of existing Associates. The Company is active in the development of Associates, including in the areas of recruitment, training, support, motivation and compensation.

    The Company primarily relies on current Associates to sponsor new Associates. The sponsoring of new Associates creates multiple levels in the network marketing structure. Persons whom an Associate sponsors are referred to as "downline" or "sponsored" Associates. Once a person becomes an Associate, he or she is able to purchase products directly from the Company at wholesale prices for resale to consumers or for personal consumption. The Associate is also entitled to sponsor other Associates in order to build a network of Associates and product users.

    The Company also relies heavily on existing Associates to train new Associates, utilizing a new training program for Associates ("Accredited Training") developed using both the expertise of experienced corporate trainers and the experience of seasoned Associates. While the Company provides brochures, magazines and other sales materials, Accredited Training is specially designed to provide systematic and uniform training to Associates about the Company, its products, methods of doing business and compensation plan. As of January 1998, only Associates who have participated in Accredited Training are eligible to receive remuneration for training other Associates.

    The Company makes the needs of its Associate a priority, in accordance with its stated corporate philosophy. The Company provides a high level of support services tailored to the needs of its Associates, including training meetings, educational and informative conference calls, automated fax services, ordering and distribution system, personalized customer service via telephone, the Internet and e-mail, 24-hour, seven days per week access to certain information through touch-tone phones and a liberal product return policy. The Company's support system includes a current database of all Associates and their upline and downline Associates. The Company also provides business development materials that the Company believes will increase both product sales and recruitment. The Company believes that enhancing an Associate's efforts through effective support mechanisms has been and will continue to be important to the success of the Company.

    The Company currently recognizes Associate performance with four levels of Associate leadership achievement: Regional; National; Executive; and Presidential. Each leadership level is vested with the opportunity for additional compensation ranging from 4% of commissionable sales at the Regional Director level to 16% of commissionable sales at the Presidential level. The Company intends to develop additional achievement levels in the future specially designed to stimulate continued production and downline growth by motivating Associates at the highest levels. Additionally, the Company intends to expand its program of Associate recognition to express its appreciation for increased levels of performance and to further motivate Associates.

    ASSOCIATE COMPENSATION. All Associate compensation is paid directly by the Company and is based on sales of the Company's products, leadership and training. The Company offers a compensation plan which combines aspects of two widely-used multi-level marketing compensation plans. The Company's compensation plan integrates a single downline, or "unilateral" element, with a multiple downline, or "binary" element, and adds additional compensation based upon attainment of certain Associate leadership levels and training performance. The "unilateral" and "binary" elements of the compensation plan are similar to other multi-level marketing compensation plans. All commissions are based on wholesale prices. Associates may, at their discretion, determine the resale price of products purchased at wholesale. Leadership bonuses pay associates as much as 16% of commissionable sales as various leadership levels are attained. The compensation plan includes bonuses or commissions for qualified associates ranging from $20 to $180 earned as new associates enter their downline organization. Associates who have completed "accredited training" can receive a commission of $25 for each additional Associate they train. Bonuses or commissions ranging from $10 to $200 are also earned on products included in starter or introductory kits. The result of this "hybrid" structure is to compensate both Associates in the early stages of building their business and Associates with more established organizations, by rewarding Associates for breadth as well as depth in their downline organizations. In addition to the "hybrid" compensation plan, Associates earn compensation for retail sales of products.


    Based upon its knowledge of other industry-related network marketing compensation plans, the Company believes that its compensation plan is among the most financially rewarding plans offered in the industry, with commissions as a percentage of net sales of 38.3%, 40.6%, 40.9% and 41.1% for 1995, 1996, 1997 and the three months ended March 31, 1998, respectively.

    The Company, in configuring its international compensation plans, will not employ its existing compensation plan outside of the United States and Canada. In the international sector, the Company intends to use substantially similar unilateral plans from country to country, which will be tailored to fit the applicable laws and other considerations governing compensation of Associates in each country. The Company plans to seamlessly integrate its international compensation plans across all markets in which the Company's products are, or will be, sold. This will allow Associates to receive commissions for global product sales, rather than merely local product sales. The seamless downline structure will be designed to allow an Associate to build a global network by creating downlines in international markets. Associates will not be required to establish new downlines or requalify for higher levels of commissions within each new country in which they begin to operate. The Company intends to develop international compensation plans which will be designed to pay approximately the same percentage compensation as in the United States and which will stimulate both product sales as well as the development of width and breath in downline organizations in accordance with local laws.

    MANAGEMENT OF ASSOCIATES. The Company takes an active role in the management of its Associates. Many multi-level marketing companies encounter difficulty with regulatory authorities due to lack of oversight of Associate activities. Any oversight process is complicated by the fact that Associates are not legally employees of the Company, but are independent contractors. However, the Company seeks to restrict the statements and conduct of Associates regarding the Company's business by contractually binding Associates to abide by the Associate Policies and Procedures (the "Policies and Procedures") promulgated by the Company. Each Associate receives a copy of the Policies and Procedures which must be followed in order to maintain the Associate's status in the organization. Associates are expressly forbidden from making any representation as to the possible earnings of any Associate, other than through statements of the Company indicating the range of actual earnings by all Associates and other required information, prepared in accordance with applicable law. Associates are also prohibited from creating any marketing literature that has not been approved by the Company or a qualified attorney. The Company monitors Associate web sites and Internet conduct on a regular and continuing basis.

    The Company enforces the Policies and Procedures through its disciplinary procedure, which is instituted through the filing of a complaint against the Associate, followed by a response from the Associate, an investigation of the facts, and the presentation of the facts to a committee of corporate managers not within the Company's compliance department (the "Compliance Department") for determination. The Compliance Department is also free to evaluate complaints, and where the conduct complained of is not within the scope of the Policies and Procedures, referring the complaint to an Associate Advisory Counsel for intervention to address Associate ethics. The Compliance Department also has the discretion to intervene with Associates at a lower level of discipline, while still creating a record of the possible infraction and educating the Associate through its practice of issuing warning letters. The Associate is educated as to the nature of the complaint against him or her, the policy alleged to have been violated, and then, without a finding of whether the conduct occurred or not, is asked to confirm in writing that he or she understands the policy in question, agreeing that he or she will thereafter follow all of the Policies and Procedures of the Company.

    The Compliance Department and the Director of Specialized Information monitor training meetings at various locations and at corporate events, generating a "report card" for the presenting Associate, offering critiques and employing the Associate disciplinary process, where necessary. The Compliance and Legal Departments, in cooperation with the other departments of the Company, regularly evaluate Associate conduct and the need for new and revised rule-making. The Company also tracks Associate compliance intervention and communication through a system that allows both corporate personnel and regulatory officials to review details about Associate compliance intervention, timing and disposition. The Company believes that the compliance program reflects positively on the Company, helps in the maintenance of Associate ethics and aids the Company's recruiting activities.

    PRODUCT RETURN POLICY. The Company's product return policy provides that retail customers may return the unused portion of any product to the selling Associate and receive a full cash refund. Any Associate who provides a refund to a customer is reimbursed with product by the Company upon providing proper documentation and the remainder of the product. Historically, product returns have not been significant. Returns as a percentage of net sales were 0.6%, 1.2%, 1.5% and 1.5% in 1995, 1996, 1997 and the three month period ended March 31, 1998, respectively.

INFORMATION TECHNOLOGY AND SYSTEMS

    The Company believes that maintaining sophisticated and reliable transaction processing systems is essential to the long-term success of the Company. The Company's systems are designed to: (i) reduce the time required to supply an Associate or customer with the products of the Company; (ii) provide detailed and customized billing information; (iii) respond quickly to Associate needs and information requests; (iv) provide detailed and accurate information concerning qualification and downline activity; (v) provide detailed and customized Associate commission payments; (vi) support the functions of the Company's Customer Service Department; and (vii) monitor, analyze and report financial and operating trends. In order to meet these needs and expand transaction processing systems to accommodate the Company's expected growth, capital and operating expenditures for information technology operations and development activities are expected to be approximately $4 million during 1998.

    The suppliers of computer hardware to the Company are Dell Computer Corporation, Hewlett-Packard Company, Compaq Computer Corporation and Digital Equipment Corp. ("DEC"). The DEC hardware systems are linked to provide a high level of availability for critical business applications. The Company believes the global presence of these suppliers will be an important factor in supporting the Company's expansion plans.

    The Company's financial software was upgraded at the end of 1996 with the acquisition of a sophisticated financial system, capable of operating on several platforms. The system exists in a client-server environment, employs a graphical interface and has a relational and scaleable database to accommodate the need for business modifications and growth. In addition, the Company has purchased a decision-support system which interfaces with its financial systems. These systems, used in tandem, enable the Company to track and analyze financial information and operations efficiently and effectively, as well as create and produce custom reports. The Company believes that its computer systems have been developed and operate using products which are Year 2000 compliant.

    The Company believes that its significant investment in software, hardware and personnel will enable it to (i) respond rapidly to its business needs for information technology assessment and development, (ii) manage international growth and its seamless downline structure, and (iii) reduce expenses as a percentage of sales as revenues increase.

PRODUCTION AND DISTRIBUTION

    All of the Company's products are manufactured by outside contractors. Production outsourcing provides the Company with the production capacity necessary to respond to fluctuations in sales, and significantly limits investment in capital equipment. All outside contractors have signed agreements to keep the Company's formulations confidential and to not emulate them. In order to meet the Company's needs, relationships were developed with three large contractors in 1997. With the increased capacity, the Company believes that it currently has in place the manufacturers necessary to meet its volume requirements over the next several years, including expansion into foreign markets. The Company, however, continues to identify new quality-driven manufacturers to supply the products necessary to the Company's success. The Company seeks to obtain cost efficiencies by reviewing, from time to time, pricing considerations and by requiring competitive bids from various manufacturers meeting its quality and performance requirements.

    The Company currently acquires ingredients solely from suppliers that are considered by the Company to be the superior suppliers of such ingredients. The Company believes it has developed dependable alternative sources for all of its ingredients except Manapol-Registered Trademark- and arabinogalactan, which are components of the Company's proprietary raw material. The Company believes that, in the event it is unable to source any ingredients from its current suppliers, such ingredients could be produced by the Company or replaced with substitute ingredients. However, any delay in replacing or substituting such ingredients would have a material adverse effect on the Company's business, results of operations and financial condition. See "Risk Factors-Reliance on and Concentration of Outside Manufacturers."


    Two ingredients are proprietary to the Company: (i) Ambrotose-Registered Trademark- Complex, a glyconutritional dietary supplement consisting of a blend of plant polysaccharides, which is a component of each of the Company's products and (ii) Dioscorea Complex, a blend of herbal extracts. Separate individual contractors manufacture these ingredients under strict confidentiality agreements. The Company plans to bring the blending of all proprietary formulas in-house, further protecting the confidential nature and high quality standards of its proprietary formulations. In the meantime, the Company continues to identify high quality sources of supply for its ingredients. The Company's employees audit all critical contract vendors and suppliers on a semi-annual basis. See "Risk Factors-Dependence on Proprietary Ingredient."


    In January 1998, the Company's Texas distribution operation relocated to a new $1.3 million, 75,000 square foot facility in Coppell, Texas. The facility includes an automated pick-to-light system that the Company believes will enhance productivity and support order volume growth, and is capable of processing 6,000 orders per shift. The facility also contains a warehouse, distribution offices and an ingredient mixing area that is expected to be operational by the third quarter of 1998. The Canadian distribution center is a contract operation occupying a 6,000 square foot compartment in a 100,000 square foot building which currently fills approximately 800 orders per day.

    In March 1998, the Company completed construction of its technologically advanced research and development laboratory that includes gas and liquid chromatographs and mass spectrometers which will be used to maintain quality standards, support the Company's research and development commitment in the area of new herbal complexes, and support the development of new products as well as its existing product line.

GOVERNMENT REGULATION


    In addition to regulation of its direct selling activities, the Company, in both the United States and foreign markets, is or will be subject to and affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints (as applicable, at the federal, state and local levels) including, among other things, regulations pertaining to (i) the formulation, manufacturing, packaging, labeling, distribution, importation, sale and storage of the Company's products, (ii) product claims and advertising (including direct claims and advertising by the Company as well as claims and advertising by Associates, for which the Company may be held responsible), (iii) the Company's network marketing system, (iv) transfer pricing and similar regulations that affect the level of foreign taxable income and customs duties and (v) taxation of Associates, which in some instances may impose an obligation on the Company to collect the taxes and maintain appropriate records. See "Risk Factors-Government Regulation of Products and Marketing; Import Restrictions."


    PRODUCTS. The formulation, manufacturing, packaging, storing, labeling, advertising, distribution and sale of the Company's products are subject to regulation by one or more governmental agencies, including the FDA, the Federal Trade Commission ("FTC"), the Consumer Product Safety Commission, the Department of Agriculture, the Environmental Protection Agency and the Postal Service. The Company's activities are also regulated by various agencies of the states, localities and foreign countries in which the Company's products are manufactured, distributed and sold. The FDA, in particular, regulates the formulation, manufacture, packaging, storage, labeling, promotion, distribution and sale of foods, dietary supplements and OTC drugs, such as those distributed by the Company. FDA regulations require the Company and its suppliers to meet relevant good manufacturing practice ("GMP") regulations for the preparation, packing and storage of drugs. The FDA has published a Notice of Advanced Rule Making for GMPs for dietary supplements, but it has not yet issued a proposal.

    DSHEA revised the provisions of the Federal Food, Drug and Cosmetic Act ("FFDCA") concerning the composition and labeling of dietary supplements and, the Company believes, is generally favorable to the dietary supplement industry. The legislation creates a new statutory class of "dietary supplements." This new class includes vitamins, minerals, herbs, amino acids and other dietary substances for human use to supplement the diet, and the legislation grandfathers, with certain limitations, dietary ingredients that were on the market before October 15, 1994. A dietary supplement which contains a new dietary ingredient (I.E., one not on the market before October 15, 1994) will require evidence that the supplement contains only ingredients that have been present in the food supply in a certain form or evidence of a history of use or other evidence of safety establishing that it is reasonably expected to be safe. Manufacturers of dietary supplements which make a "statement of nutritional support," which is a statement describing certain types of product performance characteristics, must have substantiation that the statement is truthful and not misleading, must make a disclaimer in the statement itself and must notify the FDA of the statement no later than 30 days after it is first made.

    The majority of the products marketed by the Company are classified as dietary supplements under the FFDCA. In September 1997 the FDA issued regulations governing the labeling and marketing of dietary supplement products. The regulations cover: (i) the identification of dietary supplements and their nutrition and ingredient labeling; (ii) the terminology to be used for nutrient content claims, health content claims and statements of nutritional support;
(iii) labeling requirements for dietary supplements for which "high potency" and "antioxidant" claims are made; (iv) notification procedures for statements on dietary supplements; and (v) premarket notification procedures for new dietary ingredients in dietary supplements. The notification procedures became effective in October 1997, while the new labeling requirements will not become effective until March 23, 1999. The Company will be required to revise a substantial number of its product labels to reflect the new requirements prior to the 1999 effective date, although the Company does not expect the cost or impact of such actions to be material. In addition, the Company will be required to continue its ongoing program of securing substantiation of its product performance claims, and of notifying the FDA of certain types of performance claims made for its products. The Company's substantiation program involves compiling and reviewing the scientific literature pertinent to the ingredients contained in the Company's products.

    In addition, in certain markets, including the United States, claims made with respect to dietary supplement, personal care or other products of the Company may change the regulatory status of the products. In the United States, for example, it is possible that the FDA could take the position that claims made for certain of the Company's products make those products new drugs requiring preliminary approval or place those products within the scope of an FDA OTC drug monograph. OTC monographs prescribe permissible ingredients and appropriate labeling language, and require the marketer or supplier of the products to register and file annual drug listing information with the FDA. Of the products sold by the Company, only Emprizone-Registered Trademark- is labeled as an OTC monograph drug, and the Company believes that it is in compliance with the applicable monograph. In the event that the FDA asserted that product claims for other products caused them to be new drugs or fall within the scope of OTC monographs, the Company would be required either to file a New Drug Application, comply with the applicable monographs or change the claims made in connection with the products.

    Dietary supplements are subject to the Nutrition, Labeling and Education Act ("NLEA"), and regulations promulgated thereunder, which regulates health claims, ingredient labeling and nutrient content claims characterizing the level of a nutrient in the product. NLEA prohibits the use of any health claim for dietary supplements, unless the health claim is supported by significant scientific agreement and is pre-approved by the FDA.

    In foreign markets, prior to commencing operations and prior to making or permitting sales of its products in the market, the Company may be required to obtain an approval, license or certification from the country's ministry of health or comparable agency. Where a formal approval, license or certification is not required, the Company will nonetheless seek a favorable opinion of counsel regarding the Company's compliance with applicable laws. Prior to entering a new market in which a formal approval, license or certificate is required, the Company will work with local authorities in order to obtain the requisite approvals, license or certification. The approval process generally requires the Company to present each product and product ingredient to appropriate regulators and, in some instances, arrange for testing of products by local technicians for ingredient analysis. Such approvals may be conditioned on reformulation of the Company's products or may be unavailable with respect to certain products or certain ingredients. The Company must also comply with product labeling and packaging regulations that vary from country to country.

    The FTC, which exercises jurisdiction over the marketing practices and advertising of all the Company's products, has in the past several years instituted enforcement actions against several dietary supplement companies for false and misleading marketing practices and advertising of certain products. These enforcement actions have resulted in consent decrees and monetary payments by the companies involved. In addition, the FTC has increased its scrutiny of the use of testimonials, which are utilized by the Company. Importantly, the FTC requires substantiation for product claims at the time such claims are first made. A failure to have substantiation when product claims are first made violates the Federal Trade Commission Act. While the Company has not been the subject of FTC enforcement action for the advertising of its products, there can be no assurance that the FTC will not question the Company's advertising or other operations in the future.

    Through its manuals, seminars and other training materials and programs, the Company attempts to educate Associates as to the scope of permissible and impermissible activities in each market. The Company also investigates allegations of Associate misconduct. However, Associates are generally independent contractors, and the Company is not able to monitor directly all Associate activities. As a consequence, there can be no assurance that Associates comply with applicable regulations.

    The Company is unable to predict the nature of any future laws, regulations, interpretations or applications, nor can it predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. They could, however, require the reformation of certain products not able to be reformulated, imposition of additional recordkeeping requirements, expanded documentation of the properties of certain products, expanded or different labeling and scientific substantiation regarding product ingredients, safety or usefulness. Any or all of such requirements could have a material adverse effect on the Company's business, results of operations and financial condition.

    NETWORK MARKETING SYSTEM. The Company's network marketing system is subject to a number of federal and state regulations administered by the FTC and various state agencies. Regulations applicable to network marketing organizations are generally directed at ensuring that product sales are ultimately made to consumers and that advancement within such organizations be based on sales of the organizations' products rather than investments in the organizations or other non-retail sales related criteria. For instance, in certain markets there are limits on the extent to which Associates may earn royalties on sales generated by Associates that were not directly sponsored by the Associate. Where required by law, the Company will obtain regulatory approval of its network marketing system or, where such approval is not required, the favorable opinion of local counsel as to regulatory compliance. The FTC regulates trade practices related to network marketing systems.

    Under a consent decree entered into in February 1997 as a result of negotiation with the Attorney General of the State of Michigan, the Company has agreed to monitor product purchases by its Associates in Michigan. The purpose of the monitoring is to identify and correct any instances of coerced sales. The Company also conducts a number of random audits of Associates in Michigan for evidence of stockpiling. To date, the Company has not found evidence of coerced sales or stockpiling by its Associates in Michigan, and the Company's commission policies are designed to provide no incentive or reward to Associates for engaging in such activities.

    In Canada, the regulation of the Company's network marketing system is subject to both federal and provincial law. Under Canada's Federal Competition Act (the "Competition Act"), the Company must ensure that any representations relating to Associate compensation to a prospective Associate constitute fair, reasonable and timely disclosure and that it meets other legal requisites of the Competition Act. The Company's compensation plan has been reviewed by the appropriate Canadian authorities. In addition, all Canadian provinces and territories other than Ontario have legislation requiring the registration or licensing of the Company as a direct seller within that jurisdiction. Licensing is designed to maintain the standards of the direct selling industry and to protect the consumer. Some provinces require that both the Company and its Associates be licensed. The Company currently holds the requisite provincial or territorial direct sellers' licenses.

    OTHER REGULATIONS. The Company is also subject to a variety of other regulations in various foreign markets, including regulations pertaining to social security assessments and value added taxes, employment and severance pay requirements, import/export regulations and antitrust issues. As an example, in many markets the Company is substantially restricted in the amount and types of rules and termination criteria that it can impose on Associates without causing social security assessments to be payable by the Company on behalf of such Associates and without incurring severance obligations to terminated Associates. In some countries, the Company may be subject to such obligations in any event. See "Risk Factors-Government Regulation of Products and Marketing; Import Restrictions."

    In certain countries, including the United States, the Company may also be affected by regulations applicable to the activities of its Associates because in some countries the Company is, or regulators may assert that the Company is, responsible for its Associates' conduct, or such regulators may request or require that the Company take steps to ensure its Associates' compliance with regulations. The types of regulated conduct include, among other things, representations concerning the Company's products, income representations made by the Company or Associates and sales of products in markets in which such products have not been approved, licensed or certified for sale. In certain markets, including the United States, it is possible that improper product claims by Associates could result in the Company's products being reviewed or re-reviewed by regulatory authorities and, as a result, being classified or placed into another category as to which stricter regulations are applicable. In addition, certain labeling changes might be required.

    COMPLIANCE PROCEDURES. The Company, its products and its network marketing system are subject, both directly and indirectly through Associates' conduct, to numerous federal, state and local regulations both in the United States and foreign markets. Beginning in 1997, the Company began to institute formal regulatory compliance measures by developing a system to identify specific complaints against Associates and to remedy any violations by Associates through appropriate sanctions, including warnings, suspensions and, when necessary, terminations. At the same time the Company instituted internal policies for compliance with FDA and FTC rules and regulations. See "-Product Distribution System-Management of Associates."

    In order to comply with regulations that apply to both the Company and its Associates, the Company continues to conduct research into the applicable regulatory framework prior to entering any new market to identify all necessary licenses and approvals and applicable limitations on the Company's operations in that market. The Company will devote substantial resources to obtaining such licenses and approvals and bringing its operations into compliance with such limitations. The Company will also research laws applicable to Associate operations and revise or alter its business system, compensation plan, Associate requirements and other materials and programs to provide Associates with guidelines for operating a business, marketing and distributing the Company's products and similar matters, as required by applicable regulations in each market. However, the Company is not able to fully monitor its Associates effectively to ensure that they refrain from distributing the Company's products in countries where the Company has not commenced operations, and the Company does not devote significant resources to such monitoring.

COMPETITION

    The nutritional supplements industry is large and intensely competitive. The Company competes directly with companies that manufacture and market nutritional products in each of the Company's product lines, including General Nutrition Companies, Inc., Solgar Vitamin and Herb Company, Inc., Twinlab Corporation and Weider Nutrition International, Inc. Many of the Company's competitors in the nutritional supplements market have longer operating histories and greater name recognition and financial resources than the Company. In addition, nutritional supplements can be purchased in a wide variety of channels of distribution. While the Company believes that consumers appreciate the convenience of ordering products from home through a sales person, the buying habits of many consumers accustomed to purchasing products through traditional retail channels are difficult to change. The Company's product offerings in each product category are also relatively small compared to the wide variety of products offered by many other nutritional product companies.

    The Company also competes in the nutritional supplements market and for new associates with other retail, multi-level marketing and direct selling companies in the nutritional supplements industry by emphasizing the proprietary nature, value, proprietary components and the quality of the Company's products and the convenience of the Company's distribution system. The Company also competes with other direct selling organizations, many of which have longer operating histories and greater name recognition and financial resources than the Company. They include Amway Corporation, Nu Skin Enterprises, Inc., Body Wise International, Inc., ENVION International, Herbalife International, Inc., Enrich International, Rexall Showcase International, Forever Living Products, Inc. and Melaleuca, Inc. The Company competes for new Associates on the basis of its compensation plan and its proprietary and quality products. The Company believes that many more direct selling organizations will enter the marketplace as this channel of distribution expands over the next several years. The Company also competes for the commitment of its Associates. Given that the pool of individuals interested in direct selling tends to be limited in each market, the potential pool of Associates for the Company's products is reduced to the extent other network marketing companies successfully recruit these individuals into their businesses.

EMPLOYEES

    As of April 30, 1998, the Company employed approximately 300 people, nine of whom occupy executive positions. This number does not include Associates, who are independent contractors rather than employees of the Company. A limited number of employees are also Associates, having enrolled prior to a policy instituted in May 1997, which precludes any further enrollment by employees as Associates. The Company only allows employees to be Associates if they have disclosed their status to the Company and have executed an agreement not to use their employment status to assist in building their business as an Associate. The Company is currently evaluating ways in which existing employee-Associates can be fairly treated or compensated for the extinguishment of their rights as Associates. The Company's employees are not unionized, and the Company believes its relationship with its employees is good.

PROPERTIES

    The Company leases approximately 110,000 square feet in Coppell, Texas for its headquarters. The Company leases 75,000 square feet in Coppell, Texas for its warehouse and distribution center. Each of the leases is for a term of 10 years, expiring in January 2007 and January 2008, respectively.

LEGAL PROCEEDINGS

    The Company, in the ordinary course of business, is involved in various legal proceedings. The Company does not believe the outcome of any of these proceedings, other than those described below, would have a material adverse effect on the Company's business, results of operations or financial condition.


    The Company received a demand letter (the "Demand Letter") from Dr. Joe Glickman, Jr. an Associate of the Company, alleging that the Company had, among other things, breached various contracts, agreements and promises, and stating an intention to pursue these claims in the United States District Court for Montana. In March 1998, the Company commenced an arbitration proceeding against Dr. Glickman individually and as trustee of Dr. Joe Glickman, Jr. Phyto Trust d/b/a/ Alotek (collectively, "Alotek"), for the recovery of certain funds and the cancellation of Associate positions claimed by Alotek. Based upon Alotek's refusal to arbitrate and the Demand Letter, the Company sought and obtained a temporary restraining order in Texas state district court restraining Alotek from filing an action against the Company in any other court or forum pending the court's ruling on whether Alotek's claims were subject to commercial arbitration in Dallas, Texas. Thereafter, Alotek removed the state court action to Federal District Court in Dallas, Texas, and concurrently commenced a suit in Federal District Court in Montana claiming actual damages of approximately $29.1 million, as well as statutory damages and exemplary damages and attorney's fees. The Company contends that the actions of Alotek in instituting the Montana action were in violation of the order of the state district court in Texas, and denies the allegations contained in the Montana case. In May 1998, Alotek filed an amended complaint in Montana naming Charles E. Fioretti, William C. Fioretti and Samuel L. Caster individually as defendants in addition to the Company. Alotek's amended complaint alleges lost revenue damages of approximately $68 million, additional actual damages of at least approximately $28 million, plus attorneys' fees and statutory and exemplary damages in the approximate amount of three times actual damages awarded. In May 1998, the Company also received a demand letter from Alotek threatening to institute a "class action" on behalf of all of the Company's Associates in federal court against the Company for alleged fraud and misrepresentation. The litigation is in its earliest stages and discovery has not yet begun. The Company believes that Alotek's claims are without merit and that the defendants have valid defenses to all allegations raised by Alotek. Nevertheless, an adverse resolution of this matter would have a material adverse effect on the Company's business, results of operations and financial condition.


    In October 1997, the Company filed an objection to the issuance of a registered trademark to IntraCell Nutrition, Inc., which had filed a trademark application for the name, "Manna." The Company contended in its objection, among other things, that "Manna" is a general descriptor often applied to nutritional products, and accordingly, is not entitled to trademark protection. The Company therefore believes that there is a substantial likelihood that the Company will prevail in its objection to the granting of the tradename.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The Company's executive officers and directors and their ages as of March 31, 1998 are as follows:


NAME                                     AGE                                     POSITION
------------------------------------     ---     ------------------------------------------------------------------------
Charles E. Fioretti.................  51         Chairman of the Board and Chief Executive Officer
Samuel L. Caster....................  47         President and Director
Anthony E. Canale...................  46         Chief Operating Officer
Patrick D. Cobb.....................  45         Vice President, Chief Financial Officer, Secretary and Director
Deanne Varner.......................  45         General Counsel and Vice President of Compliance
Jeffrey P. Bourgoyne................  36         Vice President of Operations
Peter E. Hammer.....................  43         Vice President of New Business and International Development
Bill H. McAnalley, Ph.D.............  54         Vice President of Research and Product Development
Eoin Redmond........................  32         Vice President of Information Technology
Steven A. Barker....................  49         Director
Chris T. Sullivan...................  50         Director


    Charles E. Fioretti co-founded the Company in November 1993, has served as Chairman of the Board and Chief Executive Officer since May 1997 and as a director since November 1993. His current term as director expires in 2001. Mr. Fioretti served as Chief Operating Officer of the Company from November 1993 to July 1996. From June 1990 until April 1995, Mr. Fioretti was an owner and operator of several Outback Steakhouse, Inc. restaurants in Arizona, Indiana and Kentucky. Prior to his involvement with Outback Steakhouse, Inc., Mr. Fioretti occupied executive positions with several national restaurant chains, including Bennigan's, ChiChi's Mexican Restaurants, El Chico and Steak & Ale. Mr. Fioretti is Peter E. Hammer's brother-in-law.

    Samuel L. Caster co-founded the Company in November 1993 and since then has served as President and as a director of the Company. His current term as director expires in 2000. From April 1992 until August 1993, Mr. Caster also served as co-founder, owner and President of Funds-4-Kids, Inc., a multi-level marketing company that sold healthy alternative candy bars for children. From January 1990 until April 1992, Mr. Caster served as a consultant for Metabolic Technologies, Inc., a nutritional supplement multi-level marketing company that sold metabolic vitamins. From April 1986 until December 1989, Mr. Caster was President of Eagle Shield, Incorporated, a multi-level marketing company which sold radiant barrier insulation. Eagle Shield, Incorporated filed for protection under Chapter 11 of the United States Bankruptcy Code in December 1989.

    Anthony E. Canale joined the Company in January 1997 and since then has served as Chief Operating Officer of the Company. From February 1993 until October 1996, Mr. Canale was President of Canale and Associates, an Outback Steakhouse, Inc. joint venture partnership. Prior to that time, Mr. Canale served as Regional Vice President and Vice President of Franchise Operations and Food/Beverage Development for ChiChi's, Inc., Regional General Manager and National Director of Operation Services for Kentucky Fried Chicken Corporation and Executive Vice President and Chief Operating Officer of Kenny Rogers Roasters Restaurants, Inc., all national restaurant chains. Mr. Canale holds a B.S. in Management from American International College in Springfield, Massachusetts.

    Patrick D. Cobb joined the Company in August 1994 and since then has served as Chief Financial Officer and Vice President. Mr. Cobb has served as Secretary of the Company since February 1997 and as a director since November 1997. His current term as director expires in 2000. From January 1994 until August 1994, Mr. Cobb was President of Industrial Gasket, Inc., a metal stamping facility in Oklahoma City. From August 1989 until October 1993, he was head of a Small Business Management Program with the Oklahoma VO-Tech System. From May 1981 until October 1993, Mr. Cobb was employed by General Motors Corporation as a Senior Accountant and Financial Forecaster. Mr. Cobb holds a B.S. in Finance from the University of Oklahoma and is a Certified Public Accountant.

    Deanne Varner joined the Company in January 1996 and since May 1996 has served as General Counsel and Vice President of Compliance. From 1986 until January 1996, Ms. Varner maintained a law practice in Dallas, Texas focusing on business law and related transactions. Ms. Varner has over 20 years of experience in business, corporate and transactional law. Ms. Varner holds a B.A. in Social Sciences and a J.D. from Southern Methodist University.

    Jeffrey P. Bourgoyne joined the Company in December 1996 and since February 1998 has served as Vice President of Operations. From May 1995 until December 1996, Mr. Bourgoyne served as facility manager for DSC Logistics, Inc., a third-party logistics provider. From June 1993 until May 1995, Mr. Bourgoyne was a Transportation Services Manager for Abbott Laboratories, a pharmaceutical company. Mr. Bourgoyne holds a B.S. in Management from University of New Orleans and an M.B.A. from Lake Forest Graduate School of Management.

    Peter E. Hammer joined the Company in March 1995 and since January 1998 has served as Vice President of New Business and International Development. From November 1991 until February 1995, Mr. Hammer served as the Vice President and Chief Information Officer of The Network, Inc., a business abuse solutions company in Atlanta, Georgia. Prior to that, Mr. Hammer worked for several companies developing and installing complex computer and information systems. Mr. Hammer holds a B.A. in Liberal Arts from State University College at Buffalo and an A.A.S. in Electronics from Suffolk Community College. Mr. Hammer is Charles E. Fioretti's brother-in-law.

    Bill H. McAnalley, Ph.D. joined the Company in July 1996 and has served as Vice President of Research and Product Development and Chief Scientific Officer since December 1997. From March 1995 until July 1996, Dr. McAnalley served as a consultant to the Company. From March 1987 until February 1995, Dr. McAnalley was Vice President of Research and Product Development at Carrington Laboratories, Inc., a pharmaceutical research, development and manufacturing company. Dr. McAnalley holds a Ph.D. in Pharmacology and Toxicology from the University of Texas Health Science Center in Dallas, Texas.

    Eoin Redmond joined the Company in July 1997 and since then has served as Vice President of Information Technology. From August 1996 through June 1997, Mr. Redmond was employed by the Company as a computer systems consultant. From October 1995 until August 1996, Mr. Redmond was Head of Client Services for Tate Bramald Ltd., an accounting software provider. From December 1993 until September 1995, Mr. Redmond was employed as Technology Services Manager-Europe for SSA Europe Ltd., an industrial software provider. From October 1987 until October 1993, Mr. Redmond was employed as a Senior Software Manager for Team Systems Group, Ltd., a reseller of turn-key software systems. Mr. Redmond matriculated at Presentation College, County Wicklow, Ireland and subsequently attended AnCo Technology Center, County Dublin, Ireland.

    Steven A. Barker became a director of the Company in January 1998. His current term as director expires in 1999. Dr. Barker has been a full professor of Physiology, Pharmacology and Toxicology at Louisiana State University since April 1990. Dr. Barker holds a B.S. and an M.S. in Chemistry and a Ph.D in Chemistry/Neurochemistry from the University of Alabama-Birmingham.

    Chris T. Sullivan became a director of the Company in October 1997. His current term as director expires in 2001. Mr. Sullivan has been the Chairman of the Board and Chief Executive Officer of Outback Steakhouse, Inc. since founding that company in 1988. Mr. Sullivan serves on the executive committee for The Outback/Gary Koch Pro-Am, the Tampa Bay Devil Rays, the Employment Policies Institute and the Presidents Conference. Mr. Sullivan holds a degree in Business and Economics from the University of Kentucky.

    The Company has a classified Board of Directors. At each annual meeting of shareholders, a class of directors will be elected to serve a three-year term and until his successor is duly elected and qualified. See "Description of Capital Stock-Anti-Takeover Considerations-Classified Board of Directors." Officers serve at the discretion of the Board of Directors. Except as described above, there are no family relationships among the directors and executive officers.

COMMITTEES OF THE BOARD OF DIRECTORS

    Subsequent to this offering, the Board of Directors will establish an audit committee (the "Audit Committee") and a compensation committee (the "Compensation Committee"). The Audit Committee will be comprised solely of two independent directors and will be charged with reviewing the Company's annual audit and meeting with the Company's independent accountants to review the Company's internal controls and financial management practices. The Compensation Committee will be comprised solely of independent directors. The Compensation Committee will be responsible for establishing salaries, bonuses and other compensation for the Company's executive officers.

    Also, subsequent to this offering, the Board of Directors will establish an option committee (the "Option Committee"). Pursuant to the terms of the 1997 Stock Option Plan and the 1998 Stock Option Plan, the authority to determine the terms and conditions of each option to be issued under both the 1997 Stock Option Plan and the 1998 Stock Option Plan and the responsibility for administration of each such plan, which currently rests with the Board of Directors, will be assumed by the Option Committee. The Option Committee will be comprised solely of at least two "Non-Employee Directors," as such term is used in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

DIRECTOR COMPENSATION

    Each director of the Company who is not an officer or employee of the Company receives an annual fee of $30,000 for serving on the Board of Directors. In addition, directors of the Company are reimbursed for their reasonable out-of-pocket expenses in connection with their travel to and attendance at meetings of the Board of Directors or committees thereof. Prior to his appointment as a director, Dr. Barker was a consultant to the Company and was paid $2,500 in consulting fees in 1997.

EXECUTIVE COMPENSATION

    The following table summarizes the compensation paid to or earned during the year ended December 31, 1997 by each person who served as the chief executive officer of the Company during 1997 and the four other most highly compensated executive officers of the Company (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                  LONG-TERM
                                                                                 COMPENSATION
                                                                             --------------------
                                                     ANNUAL COMPENSATION       NUMBER OF SHARES
                                                   ------------------------       UNDERLYING         ALL OTHER
NAME AND PRINCIPAL POSITION                          SALARY        BONUS      OPTIONS GRANTED(#)    COMPENSATION
-------------------------------------------------  -----------  -----------  --------------------  --------------
Charles E. Fioretti(1) ..........................  $   403,434  $   760,000                -        $  109,765(2)
 Chairman of the Board and
 Chief Executive Officer
Ronald E. Kozak(3) ..............................       94,101      150,000          200,000           297,347(4)
 Chief Executive Officer
Samuel L. Caster ................................      403,434      760,000                 -           16,012(5 )
 President
Anthony E. Canale ...............................      221,978      190,172           250,000                  -
 Chief Operating Officer
Deanne Varner ...................................      187,019      159,884           228,000                  -
 General Counsel and
 Vice President of Compliance
Patrick D. Cobb .................................      214,011      171,666           100,000           43,000(6 )
 Vice President, Chief Financial Officer and
 Secretary

------------------------------
(1) Mr. Fioretti became Chief Executive Officer of the Company on May 1, 1997.
(2) Represents the amount paid to Mr. Fioretti under his incentive compensation agreement.
(3) Mr. Kozak resigned from his position as Chief Executive Officer of the Company on May 1, 1997.
(4) Represents the amount distributed to Mr. Kozak pursuant to a severance agreement between Mr. Kozak and the Company consisting of cash payments totalling $175,000, incentive compensation payments totalling $73,412 and the transfer of a Company vehicle and certain furniture valued at $48,935.
(5) Represents the amount paid to Mr. Caster under his incentive compensation agreement.
(6) Represents the value of a Company vehicle transferred to Mr. Cobb in 1997.

    The following table provides information on options granted to the Named Executive Officers during the fiscal year ended December 31, 1997. As of December 31, 1997, the Company had not granted any options to acquire shares of Common Stock to Charles E. Fioretti, Chairman of the Board and Chief Executive Officer, or Samuel L. Caster, President.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                          INDIVIDUAL GRANTS                             POTENTIAL REALIZABLE
                                  ------------------------------------------------------------------  VALUE AT ASSUMED ANNUAL
                                     NUMBER OF                                                          RATES OF STOCK PRICE
                                      SHARES                                                          APPRECIATION FOR OPTION
                                    UNDERLYING     PERCENT OF TOTAL                                           TERM(2)
                                      OPTIONS       OPTIONS GRANTED   EXERCISE OR BASE   EXPIRATION   ------------------------
NAME                               GRANTED(#)(1)     TO EMPLOYEES      PRICE ($/SHARE)      DATE          5%           10%
--------------------------------  ---------------  -----------------  -----------------  -----------  -----------  -----------
Ronald E. Kozak.................        200,000             12.5%         $    1.35         6/23/03   $    91,825  $   208,321
Anthony E. Canale...............        250,000             15.6               1.35         5/14/07       212,252      537,888
Deanne Varner...................        228,000             14.3               1.35         5/14/07       193,574      490,554
Patrick D. Cobb.................        100,000              6.3               1.35         5/14/07        84,901      215,155

------------------------------

(1) Options granted become exercisable 90 days after the completion of an initial public offering of the Company's securities but in no event earlier than the first anniversary of the date of grant.

(2) The 5% and 10% assumed annual compound rates of stock appreciation are mandated by the rules of the Securities and Exchange Commission (the "Commission") and do not represent the Company's estimate or projection of future Common Stock prices. The actual value realized may be greater or less than the potential realizable value set forth in the table.

    The following table sets forth, as of December 31, 1997, the number of options and the value of unexercised options held by the Named Executive Officers. As of December 31, 1997, there had been no stock options exercised by any Named Executive Officers.

                         FISCAL YEAR-END OPTION VALUES

                                                            NUMBER OF SHARES            VALUE OF UNEXERCISED
                                                         UNDERLYING UNEXERCISED             IN-THE-MONEY
                                                               OPTIONS AT                    OPTIONS AT
                                                           FISCAL YEAR-END(#)            FISCAL YEAR-END(1)
                                                     ------------------------------  ---------------------------
NAME                                                 EXERCISABLE(2)  UNEXERCISABLE   EXERCISABLE  UNEXERCISABLE
---------------------------------------------------  --------------  --------------  -----------  --------------
Ronald E. Kozak....................................               -       200,000              -   $  1,930,000
Anthony E. Canale..................................               -       250,000              -      2,412,500
Deanne Varner......................................               -       228,000              -      2,200,200
Patrick D. Cobb....................................               -       100,000              -        965,000

------------------------------
(1) There was no public trading market for the Common Stock at December 31, 1997. Accordingly, as permitted by the Commission, these values have been calculated based on an assumed initial public offering price of $11.00 per share less the per share exercise price of $1.35.

(2) Options granted become exercisable 90 days after the completion of an initial public offering of the Company's securities but in no event earlier than the date of grant.

STOCK OPTION PLANS

    1997 STOCK OPTION PLAN. The 1997 Stock Option Plan was adopted on May 14, 1997 by the Board of Directors of the Company and approved by the shareholders of the Company on the same date. The 1997 Stock Option Plan is intended to encourage investment by the officers, employees, non-employee directors and consultants of the Company in shares of Common Stock, thus creating in such persons an increased interest in and greater concern for the welfare of the Company.

    Options granted under the 1997 Stock Option Plan may either be options that qualify ("Incentive Stock Options") or options that do not qualify for treatment as Incentive Stock Options under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code").

    Incentive Stock Options may be granted under the 1997 Stock Option Plan to any person who is an officer or other employee (including officers and employees who are also directors) of the Company or any parent or subsidiaries that may exist in the future. Non-qualified options may be granted to consultants or non-employee directors of the Company. The exercise price of Incentive Stock Options must be at least the fair market value of a share of Common Stock on the date of grant. A total of 2,000,000 shares of Common Stock have been reserved for issuance upon the exercise of options granted or to be granted under the 1997 Stock Option Plan. As of the date of this Prospectus, options to purchase 1,600,000 shares of Common Stock are outstanding, with a weighted average exercise price of $1.45 per share, none of which are vested or exercisable at the date of this Prospectus and all of which will become vested and exercisable 90 days after the effective date of the Prospectus, and 400,000 shares remain available for future option grants.

    The 1997 Stock Option Plan provides that until such time as shares of Common Stock are registered under Section 12 of the Exchange Act it is to be administered by the Board of Directors and, after such registration, by the Option Committee. The Option Committee will consist of at least two, but not more than three, "Non-Employee Directors" as such term is defined in Rule 16b-3 promulgated under the Exchange Act. The Option Committee will have full and final authority in its discretion, subject to the 1997 Stock Option Plan's provisions, to determine, among other things, (i) the individuals to whom options shall be granted, (ii) whether the option granted shall be an Incentive Stock Option or a non-qualified stock option, (iii) the number of shares of Common Stock covered by each option, (iv) the time or times at which options will be granted, (v) the option vesting schedule, (vi) the exercise price of the options and (vii) the duration of the options granted. The Option Committee will also have the power to construe and interpret the 1997 Stock Option Plan and make certain determinations and take certain other actions deemed necessary or advisable for the proper administration of the 1997 Stock Option Plan. The 1997 Stock Option Plan may be amended, supplemented, suspended or terminated by the Board of Directors at any time without the approval of the shareholders of the Company, subject to certain exceptions, provided, however, that any such action may not affect options previously granted under the 1997 Stock Option Plan.

    1998 STOCK OPTION PLAN. The 1998 Stock Option Plan was adopted by the Board of Directors on April 8, 1998. The 1998 Stock Option Plan is intended to encourage investment by the officers and employees of the Company in shares of Common Stock, thus creating in such persons an increased interest in and greater concern for the welfare of the Company.

    Options granted under the 1998 Stock Option Plan shall be options that qualify ("Incentive Stock Options") under Section 422 of the Code.

    Incentive Stock Options may be granted under the 1998 Stock Option Plan to any person who is an officer or other employee (including officers and employees who are also directors) of the Company or any parent or subsidiaries that may exist in the future. The exercise price of Incentive Stock Options must be at least the fair market value of a share of Common Stock on the date of grant. A total of 500,000 shares of Common Stock have been reserved for issuance upon the exercise of options granted or to be granted under the 1998 Stock Option Plan. As of the date of this Prospectus, no options have been granted under the 1998 Stock Option Plan.

    The 1998 Stock Option Plan provides that it is to be administered by the Board of Directors or by an Option Committee appointed by the Board of Directors and consisting of at least two "Non-Employee Directors" as such term is defined in Rule 16b-3 promulgated under the Exchange Act. The Option Committee will have the authority, in its discretion, subject to the 1998 Stock Option Plan's provisions, to (i) grant Incentive Stock Options, in accordance with Section 422 of the Code; (ii) determine, upon review of relevant information and in accordance with the 1998 Stock Option Plan, the fair market value of the Common Stock; (iii) determine the exercise price per share of options to be granted;
(iv) determine the employees to whom, and the time or times at which, options shall be granted and the number of shares to be represented by each option; (v) interpret the 1998 Stock Option Plan; (vi) prescribe, amend and rescind rules and regulations relating to the 1998 Stock Option Plan; (vii) determine the terms and provisions of each option granted; (viii) accelerate or defer (with the consent of the optionee) the exercise date of any option; (ix) authorize any person to execute on behalf of the Company any instrument required to effectuate the grant of an option previously granted by the Board of Directors; and (x) make all other determinations deemed necessary or advisable for the administration of the 1998 Stock Option Plan. The 1998 Stock Option Plan may be amended or terminated by the Board of Directors or the Option Committee at any time without the approval of the shareholders of the Company, subject to certain exceptions.

MANAGEMENT BONUS PLAN


    The executive officers and certain other members of corporate management are eligible to receive bonuses in addition to their base salaries. The bonus plan is based upon the attainment by management of certain financial goals of the Company. The amount of each bonus paid pursuant to the bonus plan, prior to this offering, had been reviewed and approved by the Board of Directors. After this offering, amounts to be paid under the bonus plan will be reviewed and approved by the Compensation Committee.


401(K) PLAN

    Effective May 9, 1997, the Company adopted a 401(k) Pre-tax Savings Plan (the "401(k) Plan"). All employees who have been employed by the Company for at least 90 days at the beginning of a quarter and are at least 21 years of age are eligible to participate. Employees may contribute to the 401(k) Plan up to 15% of their current compensation, subject to a statutorily prescribed annual limit. The 401(k) Plan provides that the Company will make regular matching contributions to the 401(k) Plan in the amount of $0.25 for each $1.00 contributed by the participant, up to 6% of the participant's annual compensation, including overtime. The 401(k) Plan also provides that the Company may determine to make a discretionary profit-sharing contribution to the plan each year based upon the Company's profitability for that year. Employee contributions and the Company's matching contributions are paid to a corporate trustee and invested in various funds at the discretion of the participant. The Company's contribution vests over five years or earlier upon attainment of retirement at age 65, retirement for disability or upon death of the employee or termination of the 401(k) Plan. Distributions may also be made in the case of a financial hardship. Distributions may be made in the form of a lump sum. The 401(k) Plan is intended to qualify under Section 401 of the Code, so that contributions made by employees or by the Company to the 401(k) Plan, and income earned on such contributions, are not taxable to employees until withdrawn from the 401(k) Plan. As of the date of this Prospectus, the Company has not made any profit-sharing contributions to the 401(k) Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During 1997 the Company had no compensation committee or other committee of the Board of Directors performing similar functions. Decisions concerning compensation of executive officers were made by the Board of Directors, which included Charles E. Fioretti, Samuel L. Caster, Patrick D. Cobb and William C. Fioretti, who was the Chief Scientific Officer and a director of the Company until November 1997. Charles E. Fioretti and William C. Fioretti are cousins. It is contemplated that the Board of Directors will establish the Compensation Committee, consisting solely of independent directors, subsequent to consummation of this offering.

                              CERTAIN TRANSACTIONS

PARTNERSHIP TRANSACTIONS

    Prior to June 1, 1997, certain shareholders of the Company (the "Partners") directly owned all of the limited partnership interests in three limited partnerships: Beta M. Partners, Ltd. ("Beta"), Eleven Point Partners, Ltd. ("Eleven Point") and Power Three Partners, Ltd. ("Power Three"). All of the limited partnership interests in Beta were owned by Charles E. Fioretti, Chairman of the Board and Chief Executive Officer of the Company, Samuel L. Caster, President and director of the Company, and William C. Fioretti, who at the time was a director of the Company. Messrs. Charles E. Fioretti, Samuel L. Caster and William C. Fioretti also owned all of the limited partnership interests in Power Three. The limited partnership interests in Eleven Point were owned equally by four other shareholders of the Company, including Patrick D. Cobb, Chief Financial Officer and Secretary, and currently a director, of the Company. The limited partnership interests in another limited partnership, Dynamic Eight Partners, Ltd. ("Dynamic" and, collectively with Power Three, Beta and Eleven Point, the "Partnerships") were all owned by Power Three and Eleven Point. The corporate general partners of each of the Partnerships were also owned and controlled by Messrs. Charles E. Fioretti, Samuel L. Caster and William C. Fioretti.

    The Partnerships were formed in 1994 to achieve certain tax efficiencies and to protect certain of the Company's proprietary rights. In December 1994, the Company transferred certain of its rights and interests in intellectual property and the Company's right to use the trademark "Manapol-TM-," to Beta. The Company then entered into a 17-year agreement to pay Beta a royalty based on the Company's sales volume for the use of the intellectual property and trademark. During 1995, 1996 and 1997, the Company, under this royalty agreement, incurred expenses of approximately $979,000, $2,554,000 and $1,780,000, respectively. Also in December 1994, the Company transferred certain marketing rights to Dynamic. The Company paid Dynamic a commission, based on a specified sales volume, in exchange for marketing and consulting services. During 1995, 1996 and 1997, the Company, under its marketing agreement with Dynamic, expensed approximately $1,395,000, $3,295,000 and $2,275,000, respectively, for consulting fees.

    On June 1, 1997, the Company entered into a merger agreement with the corporate general partners of the Partnerships, Eight Point Services, Inc., Triple Gold Business, Inc., Five Small Fry, Inc. and Beta Nutrient Technology, Inc. (collectively, the "General Partners"). Pursuant to the merger agreement, the General Partners were merged with and into the Company, and the issued and outstanding shares of common stock of each such entity were converted into the right to receive a certain number of shares of the Company's Common Stock. On the same date, the Company entered into an exchange agreement among the Company and the Partners, pursuant to which the Company acquired all of the Partners' limited partnership interests in the Partnerships in exchange for Common Stock. As a result of these transactions, an aggregate of 10,000,000 shares of Common Stock were issued to the Partners, including 3,094,946, 3,094,946, 2,867,284 and 235,706 shares issued to Messrs. William C. Fioretti, Samuel L. Caster, Charles
E. Fioretti and Patrick D. Cobb, respectively.

INCENTIVE COMPENSATION AGREEMENTS

    In 1994, the Company entered into incentive compensation agreements with Charles E. Fioretti, the Chairman of the Board and Chief Executive Officer of the Company, which was provided in lieu of ownership interests in the Partnerships, Ray Robbins, a shareholder of the Company, which was provided in part in lieu of ownership interests in the Partnerships, and certain other employees of the Company. These incentive compensation agreements required the Company to compensate such shareholders and employees based on the Company achieving specified monthly sales volumes and certain levels of monthly growth in the number of new Associates. Pursuant to these agreements, during 1995, 1996 and 1997, the Company paid Mr. Fioretti approximately $21,196, $96,522 and $93,753, respectively, and, during 1995, 1996 and 1997, the Company paid Mr. Robbins approximately $144,985, $510,996 and $466,603, respectively. In May and June 1997, the Company terminated the incentive compensation agreements and issued 227,662 shares of Common Stock to Mr. Fioretti, 607,333 shares of Common Stock to Mr. Robbins and an aggregate of 1,192,576 shares of Common Stock to the other employees in exchange for the termination of their incentive compensation agreements. In March 1998, the Company terminated the remaining incentive compensation agreement and issued 74,167 shares of Common Stock to an employee in exchange for the termination of such agreement.

LOANS TO OFFICERS

    Pursuant to an oral agreement to advance certain officers monies for the payment of taxes due in connection with the cancellation of their incentive compensation agreements, on December 31, 1997, the Company made loans of $162,052 to Dr. Bill H. McAnalley, Vice President of Research and Product Development of the Company, and of $121,782 to Peter E. Hammer, Vice President of New Business and International Development of the Company. The loans bear no interest and are due upon the earlier of December 31, 1998 or the date of a public offering of the Common Stock, whichever is first to occur. The loans are secured by shares of Common Stock owned by the shareholders and stock powers have been executed allowing the Company to transfer such shares in the event the loans are not repaid.

TRANSACTIONS WITH MULTI-VENTURE PARTNERS, LIMITED

    In July 1997, in exchange for $10.00 and the agreement of Mr. Chris T. Sullivan to serve on the Board of Directors, the Company issued Multi-Venture Partners, Limited, an investment partnership formed by Mr. Sullivan and two other partners ("Multi-Venture"), an option to purchase 100,000 shares of Common Stock at an exercise price of $2.00 per share. In addition, in July 1997, Messrs. Charles E. Fioretti, Samuel L. Caster and William C. Fioretti sold an aggregate of 399,000 shares of Common Stock to Multi-Venture for an aggregate consideration of $798,000 ($2.00 per share).

CION, LTD. AGREEMENT


    In October 1995, certain shareholders of the Company, including Charles E. Fioretti, William C. Fioretti, Samuel L. Caster, Patrick D. Cobb and Gary L. Watson, formed Cion, Ltd. ("Cion"). The Company transferred to Cion its exclusive international rights to market, sell, manufacture and distribute the Company's products, excluding the United States, Canada and Mexico. The rights conferred to Cion under the agreement also included the right to relicense the rights conferred in various international territories. In return, Cion was to pay the Company royalties based on future sales plus a 1% ownership of Cion. During 1995, Cion did not record any sales and in late 1995, Cion ceased operations. In May 1996, Cion transferred all of its rights and agreements to Mannatech, Ltd., an Isle of Man corporation, 99% owned by certain employees and shareholders of the Company and 1% owned by the Company. On January 1, 1997, Mannatech, Ltd. ceased operations and transferred all of its exclusive international rights to market, sell, manufacture and distribute the Company's products back to the Company, exclusive of certain licenses covering a number of Far Eastern countries which were granted by Cion.


LOANS TO AGRITECH LABS, INC.

    During 1996 and 1997, the Company made advances to Agritech Labs, Inc. and Agritech Technology, Ltd. (together "Agritech") in the aggregate amount of approximately $918,000. Over 90% of the capital stock of Agritech is owned by William C. Fioretti, Charles E. Fioretti, Samuel L. Caster and Patrick D. Cobb. On August 31, 1997, due to concerns about the ability of Agritech to repay the loans, each of Messrs. William C. Fioretti, Charles E. Fioretti, Samuel L. Caster and Patrick D. Cobb and another shareholder of both Agritech and the Company assumed the obligations of Agritech owed to the Company and issued individual promissory notes to the Company representing the aggregate amount of approximately $918,000. Each of the promissory notes bears interest at six percent per annum and is payable on the earlier of December 31, 1998 or the date that the maker sells Common Stock in an initial public offering of the Company's securities. The principal amount outstanding under the notes issued by each of Messrs. William C. Fioretti, Charles E. Fioretti and Samuel L. Caster is approximately $275,400 and the principal amount outstanding under the note made by Mr. Patrick D. Cobb is approximately $45,900. Each of Messrs. William C. Fioretti, Charles E. Fioretti, Samuel L. Caster and Patrick D. Cobb will repay to the Company all amounts owing under their respective notes with proceeds received by them in this offering as Selling Shareholders.

                       PRINCIPAL AND SELLING SHAREHOLDERS

    The following table sets forth as of April 30, 1998, and as adjusted to reflect the sale by the Company of 6,000,000 shares of Common Stock in this offering, the number of shares of Common Stock and the percentage of the outstanding shares of such class that are beneficially owned by (i) each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock, (ii) each of the directors and the Named Executive Officers of the Company, (iii) each Selling Shareholder and (iv) all of the current directors and executive officers of the Company as a group.

                                                     SHARES BENEFICIALLY OWNED                 SHARES BENEFICIALLY OWNED
                                                       PRIOR TO OFFERING(1)       NUMBER OF      AFTER OFFERING(1)(2)
                                                    ---------------------------    SHARES     ---------------------------
NAME AND ADDRESS                                       NUMBER        PERCENT       OFFERED       NUMBER        PERCENT
--------------------------------------------------  -------------  ------------  -----------  -------------  ------------
Samuel L. Caster .................................      5,886,946        26.6%      200,000       5,686,946        20.2%
 c/o Mannatech, Incorporated
 600 S. Royal Lane, Suite 200
 Coppell, Texas 75019

William C. Fioretti(3) ...........................      5,896,946        26.7       800,000(4)     5,096,946       18.1
 c/o Agritech Labs, Inc.
 6333 N. St. Highway 161, Suite 350
 Irving, Texas 75063

Charles E. Fioretti ..............................      5,584,946        25.3       200,000       5,384,946        19.1
 c/o Mannatech, Incorporated
 600 S. Royal Lane, Suite 200
 Coppell, Texas 75019

Chris T. Sullivan(5)..............................        399,000         1.8        80,000         319,000         1.1

Patrick D. Cobb(6)................................        378,956         1.7        70,000         308,956         1.1

H. Reginald McDaniel..............................        546,600         2.5        35,000         511,600         1.8

Christopher A. Marlett(7).........................        475,015         2.1        50,000         425,015         1.5

Dick Hankins, Jr..................................        458,956         2.1       200,000         258,956           *

Don Herndon.......................................        458,956         2.1        64,000         394,956         1.4

Gary Watson.......................................        388,956         1.8       156,000         232,956           *

Bill H. McAnalley(8)..............................        303,667         1.4        60,000         243,667           *

Peter E. Hammer...................................        228,206         1.0        40,000         188,206           *

Kim Snyder........................................        114,103           *        25,000          89,103           *

Kathy Schiffer....................................         30,000           *        20,000          10,000           *

All executive officers and directors as a group
 (11 persons).....................................     12,781,721        57.8       650,000      12,131,721        43.1

------------------------------

*   Less than 1%.

(1) The information contained in this table with respect to beneficial ownership reflects "beneficial ownership" as defined in Rule 13d-3 under the Exchange Act. All information with respect to the beneficial ownership of any shareholder has been furnished by such shareholder and, except as otherwise indicated or pursuant to community property laws, each shareholder has sole voting and investment power with respect to shares listed as beneficially owned by such shareholder. Pursuant to the rules of the Commission, in calculating percentage ownership, each person is deemed to beneficially own shares subject to options or warrants exercisable within 60 days of the date of this Prospectus, but shares subject to options or warrants owned by others (even if exercisable within 60 days) are deemed not to be outstanding.

(2) Assumes no exercise of the Underwriters' over-allotment option.

(3) Includes 1,590,949 shares of Common Stock held by the Fioretti Family Partnership, Ltd. of which William C. Fioretti is the general partner and he, his wife and trusts for the benefit of their children are the limited partners.

(4) Of the 800,000 shares offered by William C. Fioretti in this offering, 584,200 are held of record by William C. Fioretti and 215,800 are held of record by the Fioretti Family Partnership, Ltd.

(5) All of these shares of Common Stock are held by Multi-Venture. The management of Multi-Venture is controlled by its sole general partner, SBG Investments, L.L.C. ("SBG"), which owns a .6% general partnership interest in Multi-Venture. Mr. Sullivan owns a 27.2% interest in SBG. Mr. Sullivan shares voting and dispositive power with respect to Common Stock owned by Multi-Venture.

(6) Includes 60,000 shares of Common Stock held by Joni J. Cobb, Mr. Cobb's spouse, and 10,000 shares held by trusts established for the benefit of Mr. Cobb's children and stepchildren.

(7) Includes 475,015 shares of Common Stock subject to the Warrant, all of which are currently exercisable, and 50,000 of which will be exercised and sold in this offering.

(8) Includes 20,000 shares of Common Stock held by Dr. McAnalley's children and sister.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


    As of the date of this Prospectus, the authorized capital stock of the Company consists of 99,000,000 shares of Common Stock, par value $0.0001 per share, and 1,000,000 shares of Preferred Stock, par value $0.01 per share (the "Preferred Stock"). Prior to this offering there were 22,101,738 shares of Common Stock outstanding, held by 31 holders of record. Following this offering (assuming no exercise of the over-allotment option granted to the Underwriters), 28,151,738 shares of Common Stock will be issued and outstanding (or 29,051,738 shares if the Underwriters over-allotment option is exercised in full). No shares of Preferred Stock are outstanding. The following description is a summary and is subject to and qualified in its entirety by reference to the provisions of the Articles and the Bylaws, each of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part.


COMMON STOCK

    The holders of Common Stock are entitled to one vote for each share on all matters voted upon by shareholders, including the election of directors, and do not have cumulative voting rights. The holders of the Common Stock are entitled to such dividends as may be declared at the discretion of the Board of Directors out of funds legally available therefor. See "Dividend Policy." Holders of Common Stock are entitled to share ratably in the net assets of the Company upon liquidation after payment or provision for all liabilities. The holders of Common Stock have no preemptive rights to purchase shares of stock in the Company. Shares of Common Stock are not subject to any redemption provisions and are not convertible into any other securities of the Company. All outstanding shares of Common Stock are, and the shares of Common Stock to be issued by the Company pursuant to this offering will be, upon payment therefor, fully paid and nonassessable.

PREFERRED STOCK

    The Board of Directors may from time to time authorize the issuance of one or more classes or series of Preferred Stock without shareholder approval. Subject to the provisions of the Articles and limitations prescribed by law, the Board of Directors is authorized to change the number of shares constituting any series and fix and determine the designation and preferences, limitations and relative rights, including voting rights, of the shares of any series of Preferred Stock so established, in each case without any action or vote by the shareholders. The Company has no current plans to issue any shares of Preferred Stock of any class or series.

    One of the effects of undesignated Preferred Stock may be to enable the Board of Directors to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, and thereby protect the Company's management. The issuance of Preferred Stock pursuant to the Board of Directors' authority described above may adversely affect the rights of the holders of Common Stock. For example, Preferred Stock issued by the Company may rank senior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of shares of Preferred Stock may discourage bids for the Common Stock or may otherwise adversely affect the trading price of the Common Stock.

WARRANT SHARES


    On May 1, 1997, pursuant to an agreement with a consultant, the Company issued a warrant (the "Warrant") exercisable for 475,015 shares of Common Stock (the "Warrant Shares") at an exercise price of $1.35 per share. The exercise price and the number of shares issuable upon exercise of the Warrant are subject to adjustment upon the occurrence of certain events, including (i) the issuance of Common Stock as a dividend on shares of Common Stock, (ii) subdivisions or combinations of the Common Stock,

(iii) the issuance of rights or warrants to purchase the Common Stock for less than the market price or (iv) the distribution of evidences of indebtedness or assets to the holder of Common Stock or similar events. A holder of the Warrant is not entitled to any voting, dividend or other rights as a shareholder of the Company. The Warrant expires upon the earlier to occur of May 1, 2003 or 36 months after the registration of the Warrant Shares.


    Holders of Warrant Shares are entitled to certain registration rights for such Warrant Shares, including piggyback and demand registration rights. If the Company proposes to register securities under the Securities Act, the holders of Warrant Shares may require the Company, subject to certain volume and other limitations, to include all or any portion of such Warrant Shares in such registration at the Company's expense. Pursuant to such registration rights, 50,000 shares are being offered hereby. In addition, on two occasions during the term of the Warrant, holders of a majority of the Warrant Shares (in the event any part of the Warrant is transferred) can require the Company to file a registration statement under the Securities Act covering all or any part of the Warrant Shares. The expense of the registration will be paid by the Company only with respect to the first demand registration.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

    Under the Articles, upon completion of this offering there will be 67,823,247 shares of Common Stock (assuming the Underwriters' over-allotment option is not exercised and excluding an aggregate of 3,025,015 shares reserved for issuance under the 1997 Stock Option Plan, the 1998 Stock Option Plan, the Non-Plan Option and the Warrant) available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital or facilitate acquisitions. The Company does not currently have any plans to issue additional shares of Common Stock, other than shares of Common Stock that may be issued upon the exercise of options and Warrants that have been granted or may be granted in the future.

SPECIAL PROVISIONS OF THE ARTICLES, THE BYLAWS AND TEXAS LAW

    The Texas Miscellaneous Corporation Laws Act (the "Texas Miscellaneous Laws") authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breach of their fiduciary duty as directors except for liability of a director resulting from (i) a breach of such director's duty of loyalty to the corporation or its shareholders, (ii) an act or omission that is not in good faith or that involves intentional misconduct or a knowing violation of laws,
(iii) a transaction from which the director received an improper personal benefit or (iv) an act or omission for which the liability of the director is expressly provided by an applicable statute. The Articles limit the liability of directors of the Company (in their capacity as directors but not in their capacity as officers) to the Company or its shareholders to the fullest extent permitted by any applicable law. The inclusion of this provision in the Articles may reduce the likelihood of derivative litigation against directors and may discourage or deter shareholders from suing directors for breach of their duty of care, even though such an action, if successful, might otherwise benefit the Company and its shareholders. The inclusion of such provisions in the Articles together with a provision in the Bylaws requiring the Company to indemnify its directors, officers and certain other individuals against certain liabilities, is intended to enable the Company to attract qualified persons to serve as directors who might otherwise be reluctant to do so. The Commission has taken the position that personal liability of directors for violations of the federal securities laws cannot be limited and that indemnification by the issuer for such violations is unenforceable.

    The Company has entered into separate indemnification agreements with each of its directors that may require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors to the maximum extent permitted under the TBCA and advance their expenses incurred as a result of any proceeding against them for which they could be indemnified, obtain directors' and officers' insurance or maintain self-insurance in lieu thereof.

    Under the TBCA, the board of directors of a corporation has the power to amend and repeal the corporation's bylaws unless the corporation's articles of incorporation reserve the power exclusively to the shareholders or a particular bylaw expressly provides that the board of directors may not amend or repeal the bylaw. The Bylaws give the Board of Directors the power to alter, amend or repeal the Bylaws or adopt new bylaws. The Bylaws also provide that the number of directors shall be fixed from time to time by resolution of the Board of Directors. These provisions, in addition to the existence of authorized but unissued capital stock, may have the effect, either alone or in combination with each other, of discouraging an acquisition of the Company deemed undesirable by the Board of Directors.

ANTI-TAKEOVER CONSIDERATIONS

    ANTI-TAKEOVER STATUTE. On September 1, 1997, the Company became subject to newly enacted Part 13 of the TBCA ("Part 13"), which subject to certain exceptions, prohibits a Texas corporation from engaging in any "business combination" with an "affiliated shareholder" for three years following the date that such shareholder became an affiliated shareholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the shareholder becoming an affiliated shareholder; or (ii) the business combination is authorized at a meeting of shareholders called not less than six months after such date by the affirmative vote of at least two-thirds of the outstanding voting shares not owned by the affiliated shareholder.


    Part 13 generally defines a "business combination" to include (i) any merger, share exchange or conversion involving the corporation and the affiliated shareholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation to the affiliated shareholder, (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the affiliated shareholder, (iv) any transaction involving the corporation that has the effect of increasing the proportionate ownership percentage of the stock of any class or series of the corporation beneficially owned by the affiliated shareholder, (v) any receipt by the affiliated shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or (vi) any adoption of a plan or proposal for the liquidation or dissolution of the corporation proposed by, or pursuant to any agreement or understanding with, an affiliated shareholder. In general, Part 13 defines an "affiliated shareholder" as any entity or person beneficially owning 20% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person. The provisions of Part 13 could have the effect of delaying, deferring or preventing a change of control of the Company even if a change of control were in the shareholders' interests.


    CLASSIFIED BOARD OF DIRECTORS. The Bylaws provide for the Board of Directors to be divided into three classes serving staggered three-year terms. The term of office of the first class of directors will expire at the 1999 annual meeting of shareholders, the term of office of the second class will expire at the 2000 annual meeting of shareholders and the term of office of the third class will expire at the 2001 annual meeting of shareholders. The terms of office of the current directors of the Company are set forth herein under "Management--Executive Officers and Directors."

    At each annual meeting of shareholders, the class of directors to be elected at such meeting will be elected for a three-year term, and the directors in the other two classes will continue in office. The staggered terms for directors may affect the shareholders' ability to change control of the Company even if a change of control were in the shareholders' interests.

    SHAREHOLDER ACTION. As permitted by the TBCA, the Articles provide that any action which is required to be, or may be, taken at any annual or special meeting of the shareholders, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing is signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted. This provision could cause shareholders to approve proposals in a more expeditious manner, which at times could be detrimental to the minority shareholders.

TRANSFER AGENT AND REGISTRAR


    The transfer agent and registrar for the Common Stock is First Chicago Trust Company of New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has been no market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market, or the perception that such sales might occur, could adversely affect the market price of the Common Stock and could impair the ability of the Company to raise equity capital in the future.

    Upon completion of this offering, the Company will have 28,151,738 shares of Common Stock outstanding, assuming no exercise of the Underwriters' over-allotment option. Of these shares, the 8,000,000 shares offered hereby, except for the Directed Shares, will be freely tradeable without restriction or further registration under the Securities Act, unless purchased by an "affiliate" of the Company, as that term is defined in Rule 144, as described below.

LOCK-UP AGREEMENTS


    All executive officers, directors and shareholders of the Company, who in the aggregate hold 20,151,738 shares of Common Stock and options to purchase 1,700,000 shares of Common Stock, have agreed, pursuant to certain Lock-up Agreements (the "Lock-up Agreements"), that until 180 days after the date of this Prospectus, they will not, directly or indirectly, offer, sell, assign, transfer, encumber, contract to sell, grant an option to purchase, make a distribution of, or otherwise dispose of, any shares of Common Stock, or any securities convertible into or exchangeable for shares of Common Stock, otherwise than (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree in writing as a condition precedent to such gift or gifts to be bound by the terms of the Lock-up Agreements or (ii) with the prior written consent of Adams, Harkness & Hill, Inc. In addition, to the extent that Directed Shares are acquired by certain Associates, such Associates will be prohibited from offering, selling, pledging, contracting to sell, granting any option to purchase, or otherwise disposing of any such shares for a period of 120 days following the effective date of this Prospectus.


SALES OF RESTRICTED SHARES


    The 20,151,738 shares of Common Stock which are not being sold in of this offering are "restricted securities" within the meaning of Rule 144 under the Securities Act (the "Restricted Shares"). Of the Restricted Shares, 20,057,571 shares will be eligible for sale in the public market upon the expiration of Lock-up Agreements 180 days after the date of this Prospectus, all under and subject to the restrictions contained in Rule 144. Adams, Harkness & Hill, Inc., may in its sole discretion, and at any time without notice can, release all or any portion of the Restricted Shares subject to such Lock-up Agreements.


    In general, under Rule 144, a person (or persons whose shares are required under Rule 144 to be aggregated), including an "affiliate" of the Company, as that term is defined under the Securities Act and the regulations promulgated thereunder (an "Affiliate"), who has beneficially owned Restricted Shares for at least one year is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock (approximately 281,517 shares immediately after this offering) or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale is filed, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, Affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of Common Stock which are not restricted securities. Under Rule 144(k), a person who is not an Affiliate and has not been an Affiliate for at least three months prior to the sale and who has beneficially owned Restricted Shares for at least two years may resell such shares without compliance with the foregoing requirements. In meeting the one- and two-year holding periods described above, a holder of Restricted Shares can include the holding periods of a prior owner who was not an Affiliate. The one- and two-year holding periods described above do not begin to run until the full purchase price or other consideration is paid by the person acquiring the Restricted Shares from the issuer or an Affiliate.

OPTIONS

    Rule 701 also provides that the shares of Common Stock acquired upon the exercise of currently outstanding options issued under the Company's stock plans may be resold by persons, other than Affiliates, beginning 90 days after the effective date of this Prospectus, subject only to the manner of sale provisions of Rule 144, and by Affiliates under Rule 144, without compliance with its one-year minimum holding period, subject to certain limitations. As of March 31, 1998, 1,600,000 shares of Common Stock were subject to options issued under the Company's 1997 Stock Option Plan all of which will become exercisable 90 days after the completion of this offering. All of the shares issuable upon the exercise of outstanding options following this offering are subject to lock-up agreements. Options to purchase an additional 900,000 shares of Common Stock may be granted under the Company's stock option plans. In addition, the Non-Plan Option to acquire 100,000 shares of Common Stock is outstanding, but was not exercisable as of the date of this Prospectus. As soon as practicable following this offering, the Company intends to file a registration statement under the Securities Act to register shares of Common Stock issuable or previously issued upon the exercise of stock options granted under the Company's stock option plans. Shares issued upon the exercise of stock options after the effective date of this Prospectus or previously issued on exercise generally will be available for sale in the open market.

REGISTRATION RIGHTS

    The Company has also issued the Warrant to purchase 475,015 shares of Common Stock, which is currently fully exercisable, 50,000 shares of which will be exercised and sold in this offering. The holder of the Warrant has certain registration rights with respect to such shares of Common Stock. See "Description of Capital Stock--Warrant Shares."

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Shareholders have agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Adams, Harkness & Hill, Inc., NationsBanc Montgomery Securities LLC and Piper Jaffray Inc. are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company and the Selling Shareholders the respective number of shares of Common Stock set forth opposite each Underwriter's name below:

                                                                                    NUMBER OF
                                                                                    SHARES OF
UNDERWRITER                                                                       COMMON STOCK
-------------------------------------------------------------------------------  ---------------
Adams, Harkness & Hill, Inc....................................................
NationsBanc Montgomery Securities LLC..........................................
Piper Jaffray Inc..............................................................

                                                                                 ---------------
    Total......................................................................       8,000,000
                                                                                 ---------------
                                                                                 ---------------

    Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

    The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such
price less a concession of not in excess of $    per share. The Underwriters may
allow, and such dealers may re-allow, a concession not in excess of $    per
share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Representatives.

    The Company and the Selling Shareholders have granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 1,200,000 additional shares of Common Stock to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments, if any, in connection with the sale of the 8,000,000 shares of Common Stock offered hereby.


    The Company has agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Adams, Harkness & Hill, Inc., except for the shares of Common Stock offered hereby and except that the Company may issue securities pursuant to the Company's stock plans and upon the exercise of outstanding options and warrants. In addition, all executive officers and directors and certain shareholders of the Company, who in the aggregate hold 20,151,738 shares of Common Stock and options to purchase 1,700,000 shares of Common Stock, have agreed, pursuant to certain Lock-up Agreements (the

"Lock-up Agreements"), that until 180 days after the date of this Prospectus, they will not, directly or indirectly, offer, sell, assign, transfer, encumber, contract to sell, grant an option to purchase, make a distribution of, or otherwise dispose of, any shares of Common Stock, or any securities convertible into or exchangeable for shares of Common Stock, otherwise than (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree in writing as a condition precedent to such gift or gifts to be bound by the terms of the Lock-up Agreements or (ii) with the prior written consent of Adams, Harkness & Hill, Inc.


    The Representatives of the Underwriters have informed the Company that they do not intend to confirm sales to any account over which they exercise discretionary authority.

    In connection with this offering, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Common Stock. Syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company in this offering. The Underwriters also may impose a penalty bid, whereby the syndicate may reclaim selling concessions allowed to syndicate members or other broker-dealers in respect of the Common Stock sold in this offering for their account if the syndicate repurchases the shares in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market. These transactions may be affected on Nasdaq, in the over-the-counter market or otherwise, and may, if commenced, be discontinued at any time.

    The Underwriters have reserved for sale approximately 600,000 shares of the Common Stock offered hereby for sale at the initial public offering price to certain Associates. The Underwriters have advised the Company that the price per share for such shares will be the initial public offering price. The number of shares available for sale to the general public in this offering will be reduced to the extent such Associates purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby. Any Associate who purchases any of the shares offered in the offering will be prohibited from offering, selling, pledging, contracting to sell, granting any option to purchase or otherwise disposing of any such shares for a period of 120 days following the effective date of the Registration Statement.

    Prior to this offering, there has been no public market for the Common Stock. The initial public offering price will be negotiated among the Company, the Selling Shareholders and the Representatives. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, are the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

    The Common Stock has been approved for quotation and trading, subject to official notice of issuance, on the Nasdaq National Market under the symbol "MTEX."

    The Company and the Selling Shareholders agreed to indemnify the several Underwriters against or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

    The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Akin, Gump, Strauss, Hauer & Feld, L.L.P., Dallas, Texas. Certain legal matters will be passed upon for the Underwriters by Hale and Dorr LLP, Boston, Massachusetts.

                                    EXPERTS

    The financial statements of the Company as of December 31, 1997, and for the year ended December 31, 1997 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The financial statements of the Company as of December 31, 1995 and 1996, and for each of the two years in the period ended December 31, 1996, included in this Prospectus have been so included in reliance on the report of Belew Averitt LLP ("Belew Averitt"), independent accountants, given on the authority of said firm as experts in accounting and auditing.

    In November 1997, the Company advised Belew Averitt that it would no longer retain the firm as independent accountants. The reports of Belew Averitt on the Company did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. The decision to change accountants was precipitated by the Company's plan to complete an initial public offering in 1998 and was approved by the Board of Directors in November 1997. During the periods audited by Belew Averitt and through November 1997 there were no disagreements with Belew Averitt on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement(s) if not resolved to the satisfaction of Belew Averitt, would have caused it to make reference to the subject matter of the disagreements in connection with its reports. Price Waterhouse was engaged by the Company as its independent accountants in November 1997.

                             ADDITIONAL INFORMATION

    The Company has not previously been subject to the reporting requirements of the Exchange Act. The Company has filed with the Commission a Registration Statement (which term shall include any amendments thereto) on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement, including the exhibits and schedules thereto, copies of which may be examined without charge at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549 and the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661-2511. Copies of such materials may be obtained from the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at its public reference facilities in New York, New York, and Chicago, Illinois, at prescribed rates. The Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants (which, after this offering, will include the Company) that file electronically with the Commission (at http://www.sec.gov).

    Immediately following this offering, the Company will become subject to the periodic reporting and other informational requirements of the Exchange Act. As long as the Company is subject to such periodic reporting and information requirements, it will file with the Commission all reports, proxy statements, and other information required thereby. The Company intends to furnish holders of the Common Stock with annual reports containing financial statements audited by an independent certified public accounting firm and may furnish to shareholders quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                            MANNATECH, INCORPORATED
                         INDEX TO FINANCIAL STATEMENTS

Annual Financial Statements:
  Report of Independent Accountants.................................................        F-2

  Independent Auditor's Report......................................................        F-3

  Balance Sheets as of December 31, 1996 and 1997 and March 31, 1998................        F-4

  Statements of Income for the Years ended December 31, 1995, 1996 and 1997 and the
    three months ended March 31, 1997 and 1998......................................        F-5

  Statements of Changes in Shareholders' Equity (Deficit) for the Years ended
    December 31, 1995, 1996 and 1997 and the three months ended March 31, 1998......        F-6

  Statements of Cash Flows for the Years ended December 31, 1995, 1996 and 1997 and
    the three months ended March 31, 1997 and 1998..................................        F-7

  Notes to Financial Statements.....................................................        F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

To Board of Directors and Shareholders of
Mannatech, Incorporated

    In our opinion, the accompanying balance sheet and the related statements of income, of changes in shareholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Mannatech, Incorporated at December 31, 1997, and the results of its operations and its cash flows for the year in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Dallas, Texas
March 26, 1998

                          INDEPENDENT AUDITOR'S REPORT

Shareholders and Board of Directors
of Mannatech, Incorporated

    We have audited the accompanying balance sheet of Mannatech, Incorporated as of December 31, 1996, and the related statements of income, of changes in shareholders' equity (deficit) and of cash flows for each of the years in the two-year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mannatech, Incorporated as of December 31, 1996, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

BELEW AVERITT LLP

Dallas, Texas
August 21, 1997

                            MANNATECH, INCORPORATED

                                 BALANCE SHEETS

                 DECEMBER 31, 1996 AND 1997 AND MARCH 31, 1998


                                                                            DECEMBER 31,
                                                                   ------------------------------
                                                                        1996            1997
                                                                   --------------  --------------    MARCH 31,
                                                                                                        1998
                                                                                                   --------------
                                                                                                    (UNAUDITED)
                             ASSETS

Cash and cash equivalents........................................  $    1,159,937  $       61,148  $      952,196
Restricted cash..................................................               -         199,619               -
Accounts receivable, less allowance for doubtful accounts of
  $194,000 in 1997...............................................          26,991         549,904          81,659
Receivable from related parties..................................         502,417         148,888         133,888
Notes receivable from shareholders...............................               -         934,929         964,959
Refundable income taxes..........................................         741,000               -               -
Inventories......................................................       4,947,337       5,323,056       6,394,071
Prepaid expenses and other current assets........................         166,471         542,978         956,616
Deferred tax assets..............................................         149,000          88,000          88,000
                                                                   --------------  --------------  --------------
    Total current assets.........................................       7,693,153       7,848,522       9,571,389

Property and equipment, net......................................       3,049,572      10,583,910      12,022,719
Other assets.....................................................         466,603         814,624         888,646
                                                                   --------------  --------------  --------------
    Total assets.................................................  $   11,209,328  $   19,247,056  $   22,482,754
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------

              LIABILITIES AND SHAREHOLDERS' EQUITY

Current portion of capital lease obligations.....................  $            -  $      249,655  $    1,160,410
Current portion of note payable..................................          26,400               -               -
Accounts payable.................................................       2,540,116       4,287,159       3,450,433
Accrued expenses.................................................       6,748,993      10,731,828      12,739,637
Dividends payable................................................         100,000       1,321,654       1,326,104
Accounts payable to related parties..............................         537,472               -               -
                                                                   --------------  --------------  --------------
    Total current liabilities....................................       9,952,981      16,590,296      18,676,584

Capital lease obligations, excluding current portion.............               -         110,482         104,695
Deferred tax liabilities.........................................         105,000         505,000         708,000
                                                                   --------------  --------------  --------------
    Total liabilities............................................      10,057,981      17,205,778      19,489,279
                                                                   --------------  --------------  --------------

Commitments and contingencies (note 11)..........................               -               -               -

Redeemable warrants..............................................               -         300,000         300,000

Shareholders' equity

Common stock, $.0001 par value, 100,000,000 shares authorized,
  20,626,971 and 22,101,738 shares issued and outstanding,
  respectively...................................................           2,063           2,210           2,210
Additional paid-in capital.......................................               -       2,632,238       2,632,238
Notes receivable from shareholders...............................               -        (636,418)       (636,418)
Retained earnings (deficit)......................................       1,149,284        (256,752)        695,445
                                                                   --------------  --------------  --------------
    Total shareholders' equity...................................       1,151,347       1,741,278       2,693,475
                                                                   --------------  --------------  --------------
    Total liabilities and shareholders' equity...................  $   11,209,328  $   19,247,056  $   22,482,754
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------


                See accompanying notes to financial statements.

                            MANNATECH, INCORPORATED

                              STATEMENTS OF INCOME

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

               AND THE THREE MONTHS ENDED MARCH 31, 1997 AND 1998

                                                           DECEMBER 31,                       MARCH 31,
                                              ---------------------------------------  ------------------------
                                                 1995         1996          1997          1997         1998
                                              -----------  -----------  -------------  -----------  -----------
                                                                                             (UNAUDITED)
Net sales...................................  $32,234,255  $86,574,444  $ 150,857,422  $33,543,507  $41,059,284
                                              -----------  -----------  -------------  -----------  -----------
Cost of sales...............................    4,880,331   13,406,303     24,735,616    5,500,720    6,060,118
Commissions.................................   12,338,513   35,155,231     61,677,103   13,685,060   16,883,420
                                              -----------  -----------  -------------  -----------  -----------
                                               17,218,844   48,561,534     86,412,719   19,185,780   22,943,538
                                              -----------  -----------  -------------  -----------  -----------
    Gross profit............................   15,015,411   38,012,910     64,444,703   14,357,727   18,115,746
                                              -----------  -----------  -------------  -----------  -----------
Operating expenses:
  Selling and administrative expenses.......    7,012,199   17,764,415     27,845,502    5,827,176    7,683,934
  Other operating costs.....................    5,252,817   11,746,003     19,402,317    3,743,367    4,695,819
  Cancellation of incentive compensation
    agreements..............................            -            -      2,191,610            -            -
                                              -----------  -----------  -------------  -----------  -----------
    Total operating expenses................   12,265,016   29,510,418     49,439,429    9,570,543   12,379,753
                                              -----------  -----------  -------------  -----------  -----------
Income from operations......................    2,750,395    8,502,492     15,005,274    4,787,184    5,735,993
Other (income) expense, net.................      180,970     (116,009)       (43,170)     139,206      (61,963)
                                              -----------  -----------  -------------  -----------  -----------
Income before income taxes..................    2,569,425    8,618,501     15,048,444    4,647,978    5,797,956
Income tax expense..........................      129,959    1,294,692      4,249,540    1,322,686    2,198,000
                                              -----------  -----------  -------------  -----------  -----------
Net income..................................  $ 2,439,466  $ 7,323,809  $  10,798,904  $ 3,325,292  $ 3,599,956
                                              -----------  -----------  -------------  -----------  -----------
                                              -----------  -----------  -------------  -----------  -----------
Earnings per common share:
  Basic.....................................  $       .12  $       .36  $         .50  $       .16  $       .16
                                              -----------  -----------  -------------  -----------  -----------
                                              -----------  -----------  -------------  -----------  -----------
  Diluted...................................  $       .12  $       .36  $         .48  $       .16  $       .15
                                              -----------  -----------  -------------  -----------  -----------
                                              -----------  -----------  -------------  -----------  -----------

Unaudited pro forma data (note 1)
  Income before income taxes, as reported...    2,569,425    8,618,501     15,048,444    4,647,978
  Pro forma provision for income taxes......      963,534    3,231,938      5,793,651    1,789,471
                                              -----------  -----------  -------------  -----------
  Pro forma net income......................  $ 1,605,891  $ 5,386,563  $   9,254,793    2,858,507
                                              -----------  -----------  -------------  -----------
                                              -----------  -----------  -------------  -----------
Pro forma earnings per common share:
  Basic.....................................  $       .08  $       .26  $         .43  $       .14
                                              -----------  -----------  -------------  -----------
                                              -----------  -----------  -------------  -----------
  Diluted...................................  $       .08  $       .26  $         .41  $       .14
                                              -----------  -----------  -------------  -----------
                                              -----------  -----------  -------------  -----------

                See accompanying notes to financial statements.

                            MANNATECH, INCORPORATED

            STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                   AND THE THREE MONTHS ENDED MARCH 31, 1998


                                                                                                                    TOTAL
                                              COMMON STOCK        ADDITIONAL        NOTES          RETAINED     SHAREHOLDERS'
                                        ------------------------    PAID-IN    RECEIVABLE FROM     EARNINGS        EQUITY
                                          SHARES      PAR VALUE     CAPITAL      SHAREHOLDERS     (DEFICIT)       (DEFICIT)
                                        -----------  -----------  -----------  ----------------  ------------  ---------------
Balance at December 31, 1994..........   20,626,971   $   2,063   $         -               -    $   (294,235)  $    (292,172)
  Dividends declared ($1.00 per
    share)(1).........................            -           -             -               -         (10,000)        (10,000)
  Net income..........................            -           -             -               -       2,439,466       2,439,466
  Distributions to partners...........            -           -             -               -      (2,369,631)     (2,369,631)
                                        -----------  -----------  -----------  ----------------  ------------  ---------------
Balance at December 31, 1995..........   20,626,971       2,063             -               -        (234,400)       (232,337)
  Dividends declared ($10.00 per
    share)(1).........................            -           -             -               -        (100,000)       (100,000)
  Net income..........................            -           -             -               -       7,323,809       7,323,809
  Distributions to partners...........            -           -             -               -      (5,840,125)     (5,840,125)
                                        -----------  -----------  -----------  ----------------  ------------  ---------------
Balance at December 31, 1996..........   20,626,971       2,063             -               -       1,149,284       1,151,347
  Issuance of common stock to cancel
    incentive compensation
    agreements........................    1,474,767         147     2,191,463               -               -       2,191,610
  Vesting of nonemployee stock
    options...........................            -           -       155,503               -               -         155,503
  Tax benefit of shares issued for
    merger of partnerships............            -           -       285,272               -               -         285,272
  Issuance of notes receivable to
    shareholders......................            -           -             -        (636,418)              -        (636,418)
  Dividends declared ($.37 per
    share)............................            -           -             -               -      (8,150,201)     (8,150,201)
  Net income..........................            -           -             -               -      10,798,904      10,798,904
  Distributions to partners...........            -           -             -               -      (4,054,739)     (4,054,739)
                                        -----------  -----------  -----------  ----------------  ------------  ---------------
Balance at December 31, 1997..........   22,101,738       2,210     2,632,238        (636,418)       (256,752)      1,741,278
  Dividends declared ($.12 per share)
    (unaudited).......................            -           -             -               -      (2,647,759)     (2,647,759)
  Net income (unaudited)..............            -           -             -               -       3,599,956       3,599,956
                                        -----------  -----------  -----------  ----------------  ------------  ---------------
Balance at March 31, 1998
  (unaudited).........................   22,101,738   $   2,210   $ 2,632,238        (636,418)   $    695,445   $   2,693,475
                                        -----------  -----------  -----------  ----------------  ------------  ---------------
                                        -----------  -----------  -----------  ----------------  ------------  ---------------


------------------------------
(1) Dividends are based on the shares outstanding prior to the reorganization and the 1000-for-1 stock split (10,000 shares) as discussed in notes 1 and 12, respectively.

                 See accompanying notes to financial statements

                            MANNATECH, INCORPORATED

                            STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
               AND THE THREE MONTHS ENDED MARCH 31, 1997 AND 1998


                                                                            DECEMBER 31                     MARCH 31
                                                                -----------------------------------  ----------------------
                                                                   1995        1996        1997         1997        1998
                                                                ----------  ----------  -----------  ----------  ----------
                                                                                                          (UNAUDITED)
Cash flows from operating activities:
  Net income..................................................  $2,439,466  $7,323,809  $10,798,904  $3,325,292  $3,599,956
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization.............................      75,341     414,299    1,189,494     129,423     398,838
    Loss (gain) on disposal of assets.........................      46,523       3,876      411,202     151,815     (60,687)
    Noncash charge for cancellation of incentive compensation
      agreements..............................................           -           -    2,191,610           -           -
    Vesting of nonemployee stock options and warrants.........           -           -      455,503           -           -
    Loss on settlement of contract............................     180,600           -            -           -           -
    Write-off of investment...................................           -     115,000            -           -           -
    Deferred income tax expense (benefit).....................     122,959     (35,777)     461,000     178,000     203,000
    Changes in operating assets and liabilities:
      Accounts and notes receivable...........................     139,302    (449,899)  (1,740,731)    (95,574)    453,215
      Refundable income taxes.................................    (285,911)   (455,089)     741,000           -           -
      Inventories.............................................  (2,319,350) (1,801,879)    (375,719) (1,698,687) (1,071,015)
      Prepaid expenses and other current assets...............    (106,878)    (50,330)    (376,507)   (297,601)   (413,638)
      Other assets............................................    (166,261)     70,798       (4,749)       (300)          -
      Accounts payable........................................   1,136,864     191,504    1,747,043   2,096,629    (836,726)
      Accrued expenses........................................   1,828,109   4,269,253    4,268,107   4,023,381   2,007,809
                                                                ----------  ----------  -----------  ----------  ----------
        Net cash provided by operating activities.............   3,090,764   9,595,565   19,766,157   7,812,378   4,280,752
                                                                ----------  ----------  -----------  ----------  ----------

Cash flows from investing activities:
  Proceeds from sale of equipment.............................           -           -            -           -      36,472
  Acquisition of property and equipment and construction in
    progress..................................................    (768,505) (2,660,108)  (8,737,232) (3,719,505)   (903,291)
  Security deposits...........................................           -    (460,350)           -           -           -
  Deposits of restricted cash.................................           -           -     (199,619)          -     199,619
  Deferred offering costs.....................................           -           -     (343,672)          -     (74,122)
  Other assets................................................     (75,000)    (40,000)           -           -           -
                                                                ----------  ----------  -----------  ----------  ----------
        Net cash used in investing activities.................    (843,505) (3,160,458)  (9,280,523) (3,719,505)   (741,322)
                                                                ----------  ----------  -----------  ----------  ----------

Cash flows from financing activities:
  Distributions to partners...................................  (1,904,611) (5,268,033)  (4,054,739) (2,269,328)          -
  Payment of dividends........................................           -     (20,000)  (6,928,547)   (100,000) (2,643,309)
  Repayment of capital lease obligations......................           -           -      (37,265)          -      (5,073)
  Advances from shareholders and employees....................     159,486      26,435       61,055           -           -
  Repayments to shareholders and employees....................           -    (688,293)    (598,527)   (537,472)          -
  Advances from an affiliated company.........................     206,660           -            -           -           -
  Repayment to an affiliated company..........................           -    (206,660)           -           -           -
  Payment of notes payable....................................     (39,537)    (71,200)     (26,400)    (13,200)          -
                                                                ----------  ----------  -----------  ----------  ----------
        Net cash used in financing activties..................  (1,578,002) (6,227,751) (11,584,423) (2,920,000) (2,648,382)
                                                                ----------  ----------  -----------  ----------  ----------

Net increase (decrease) in cash and cash equivalents..........     669,257     207,356   (1,098,789)  1,172,873     891,048

Cash and cash equivalents:
  Beginning of year...........................................     283,324     952,581    1,159,937   1,159,937      61,148
                                                                ----------  ----------  -----------  ----------  ----------
  End of year.................................................  $  952,581  $1,159,937  $    61,148  $2,332,810  $  952,196
                                                                ----------  ----------  -----------  ----------  ----------
                                                                ----------  ----------  -----------  ----------  ----------

Supplemental disclosure of cash flow information:
  Income taxes paid...........................................  $  296,000  $1,716,100  $    68,800           -  $2,280,000
                                                                ----------  ----------  -----------  ----------  ----------
                                                                ----------  ----------  -----------  ----------  ----------
  Interest paid...............................................  $    8,000  $        -  $    10,885           -  $   12,630
                                                                ----------  ----------  -----------  ----------  ----------
                                                                ----------  ----------  -----------  ----------  ----------

A summary of non-cash investing and financing activities follows:
  Accrued dividends and distributions.........................  $  475,020  $  672,092  $ 1,321,654           -  $1,326,104
                                                                ----------  ----------  -----------  ----------  ----------
                                                                ----------  ----------  -----------  ----------  ----------
  Tax benefit of shares granted for merger of partnerships....  $        -  $        -  $   285,272           -  $        -
                                                                ----------  ----------  -----------  ----------  ----------
                                                                ----------  ----------  -----------  ----------  ----------
  Assets aquired through capital lease obligations............  $        -  $        -  $   397,402           -  $  910,041
                                                                ----------  ----------  -----------  ----------  ----------
                                                                ----------  ----------  -----------  ----------  ----------


                 See accompanying notes to financial statements

                            MANNATECH, INCORPORATED

                         NOTES TO FINANCIAL STATEMENTS

1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Mannatech, Incorporated (the "Company") was incorporated in the State of Texas on November 4, 1993, as Emprise International, Inc. Effective October 25, 1995, the Company changed its name to Mannatech, Incorporated. The Company, located in Coppell, Texas, develops and sells proprietary nutritional supplements and topical products through a network marketing system. The Company sells its products in the United States and Canada and is currently planning to expand into Australia, while continuing to assess the potential of other foreign markets. Independent associates ("Associates") purchase products, at wholesale, for the primary purpose of selling to retail consumers or for personal consumption. In addition, Associates earn commissions on their sales volume.

REORGANIZATION

    In December 1994, to achieve certain tax efficiencies and to protect certain of the Company's proprietary rights, the Company transferred certain of its rights and interests in intellectual property, the right to use a supplier's trademark and its marketing rights to two affiliated partnerships ("Royalty Partnership" and "Marketing Partnership," respectively, or collectively "the Partnerships"). The Marketing Partnership was owned by two affiliated partnerships that also shared common ownership with the Company. The respective ownership interests in the Partnerships were structured with the intention of retaining the same economic interests among the partners as that of the shareholders of the Company. In the case of the intellectual property and trademark transferred to the Royalty Partnership, the Company entered into a 17-year agreement with the Royalty Partnership to pay a royalty based on sales volume. In the case of the Marketing Partnership, the Company paid a commission based on a specified percentage of sales volume. At the time of transfer, the rights and interest in intellectual property, supplier's trademark and marketing rights had a minimal basis. During 1994, the Company also entered into separate incentive compensation agreements with two of its shareholders pursuant to which the Company agreed to pay commissions based on specified monthly sales volumes and increases in number of new enrolled Associates. These agreements were designed to compensate for the differences in ownership in the Partnerships for one of the principal shareholders and to provide compensation to a shareholder in lieu of receiving a Partnership interest.

    On June 1, 1997, in order to simplify the Company's ownership structure and consolidate all operating activities, the Company entered into agreements to effect a reorganization through merging with the corporate general partners of the Partnerships (with the Company as the surviving corporation) and exchanging 10,000,000 shares of Common Stock for the entire ownership interests of the corporate general partners and the Partnerships and issued 2,027,571 shares of Common Stock in consideration for the cancellation of incentive compensation agreements with the two shareholder-employees and four other employees of the Company. The net effect of the foregoing transactions was to increase the Company's common shares outstanding by 12,027,571 while retaining substantially the same relative original ownership of the Company. The only ownership percentage change among the original shareholders related to 208,024 shares granted to one shareholder in recognition of significant contributions to the Company, which resulted in minor dilution to the other original seven shareholders at the time of the exchange. The fair value of these additional shares was expensed, and is included in cancellation of incentive compensation agreements in the income statement. No monetary consideration changed hands and the changes were designed to reestablish the original economic characteristics of the Company. Aside from the new shares issued to the four employees to cancel their incentive compensation agreements, relative ownership interests, as evidenced by retention of economic risks and benefits, remained virtually the same. After the exchange, the Company terminated and liquidated the Partnerships at no gain or loss.

                            MANNATECH, INCORPORATED

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) The accompanying financial statements include the accounts of the
Partnerships and the Company as if the merger was consummated on December 31, 1994. The merger was accounted using the historical basis for each entity, effectively combining the entities as a pooling of interests.

USE OF ESTIMATES

    In preparing financial statements in conformity with generally accepted accounting principles, management is required to make certain estimates and assumptions that may affect the reported amounts of assets, liabilities, revenues and expenses during the reporting periods. Actual results may differ from such estimates.

CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

RESTRICTED CASH

    At December 31, 1997, $199,619 of cash was held by the Company's former credit card processor under the terms of the credit card processing agreement. The Company expects the restricted funds to be released early in 1998.

INVENTORIES

    Inventories consist of raw materials, work-in-progress and finished goods and are stated at the lower of cost (using the first-in, first-out method) or market.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost, less accumulated depreciation which is computed using the straight-line method over the estimated useful life of each asset. Expenditures for maintenance and repairs are charged to expense as incurred. The cost of property and equipment sold or otherwise retired and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in other (income) expense.

    Property and equipment are reviewed for impairment whenever an event or change in circumstances indicates the carrying amount of an asset or group of assets may not be recoverable. The impairment review includes a comparison of future cash flows expected to be generated by the asset or group of assets with their associated carrying value. If the carrying value of the asset or group of assets exceeds expected cash flows (undiscounted and without interest charges), an impairment loss is recognized to the extent the carrying amount of the asset exceeds its fair value.

OTHER ASSETS

    Other assets consist of deposits, deferred offering costs and organization costs. Organization costs are being amortized on a straight-line basis over five years. Deferred offering costs will be deducted from the proceeds of the anticipated public offering of the Company's Common Stock.

                            MANNATECH, INCORPORATED

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) ACCOUNTS PAYABLE

    The Company records book overdrafts in its cash accounts as accounts payable. Included in accounts payable are book overdrafts of $334,374 and $1,028,676 at December 31, 1996 and 1997, respectively.

INCOME TAXES

    The Company accounts for income taxes using the asset and liability approach to financial accounting and reporting for income taxes. In the event that differences between the financial reporting bases and the tax bases of the Company's assets and liabilities result in net deferred tax assets, the Company evaluates the probability of realizing the future benefits indicated by such assets. A valuation allowance is provided for a portion or all of the net deferred tax assets when it is more likely than not that such portion, or all of such deferred tax assets, will not be realized.

    Prior to the merger of the Partnerships, the Company and the Partnerships filed separate tax returns. Prior to June 1, 1997, no provision for income taxes was necessary in the financial statements for the income attributable to the Partnerships because, as partnerships, they were not subject to federal income tax because the tax effect of their activities flowed through directly to the individual partners. Beginning June 1, 1997, all income earned by the Company became subject to income tax.

PRO FORMA INFORMATION (UNAUDITED)

    Pro forma income tax information has been provided, using the statutory tax rate of the Company, as if all of the Company's and the Partnerships' income had been subject to income taxes.

REVENUE RECOGNITION


    Revenue is recognized for product sales upon shipment of the products to the Associates. Revenues are received for promotional kits provided to Associates, which include nutritional products and sales aids, and are recognized upon shipment of these products.



    The Company also received fees for training at Company approved events. These fees are recorded at the time of the event. Associates also received certificates for free admission to these events as part of the promotional kits. The Company does not record any fee income for these certificates as the wholesale price of the nutritional and sales aid products included in the kits equals or exceeds the price of such kits.



    Substantially all product sales are made to Associates at a published wholesale price. Net sales also reflect product returns and the related refund.


ACCOUNTING FOR STOCK-BASED COMPENSATION

    The Company has adopted Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation," for stock-based compensation issued to nonemployees. FAS 123 requires that stock-based compensation be measured by the fair value at the date of grant. The Company measures the cost of stock-based compensation issued to employees under Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25"), and its related interpretations. The Company has, however, provided pro forma disclosures in note 10 for stock-based compensation accounted for under APB 25, as required by FAS 123.

                            MANNATECH, INCORPORATED

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) ADVERTISING COSTS

    Advertising and promotional expenses are included in selling and administrative expenses and are charged to operations when incurred. Advertising and promotional expenses were approximately $450,000, $1,475,000 and $2,241,000 for 1995, 1996 and 1997, respectively. Literature and promotional items are sold to Associates to support their sales effort. Such items are included in inventories and charged to cost of sales when sold.

RESEARCH AND DEVELOPMENT COSTS

    The Company expenses research and development costs when incurred. Research and development costs are included in other operating expenses and were approximately $3,000, $283,000 and $381,000 in 1995, 1996 and 1997,
respectively.

SOFTWARE DEVELOPMENT COSTS

    The Company capitalizes qualifying costs relating to the development of internal use software. Capitalization of qualifying costs begins after the conceptual formulation stage has been completed, and such costs are amortized over the estimated useful life of the software, which is estimated at five years. Capitalized costs totaled $58,000 and $1,713,000 in 1996 and 1997, respectively. The Company did not capitalize any such costs during 1995. The amounts capitalized in 1997 are included in construction in progress and are expected to be completed during 1998.

    During January 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 becomes effective for all fiscal years beginning after December 15, 1998. The Company does not expect the adoption of SOP 98-1 to have a material impact on Company's financial statements.

EARNINGS PER SHARE

    The Company calculates earnings per share pursuant to Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("FAS 128"). FAS 128 requires dual presentation of basic and diluted earnings per share ("EPS") on the face of the statement of income for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS calculations are based on the weighted-average number of common shares outstanding during the period, while diluted EPS calculations are based on the weighted-average common shares and dilutive common share equivalents outstanding during each period.

CONCENTRATIONS OF CREDIT RISK

    Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and receivables from related parties. The Company utilizes financial institutions which the Company considers to be of high credit quality. The Company believes its receivables from related parties at December 31, 1997 and its notes receivables from shareholders are fully collectible.

                            MANNATECH, INCORPORATED

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) FAIR VALUE OF FINANCIAL INSTRUMENTS

    The fair value of the Company's financial instruments, including cash and cash equivalents, notes receivable, note payable, capital leases and accrued expenses, approximate their recorded values due to their relatively short maturities.

COMMISSIONS

    Commissions to Associates are based on several factors, namely direct and indirect sales, signup and training of new associates. Commissions are accrued when earned and generally paid within one month.

SEGMENT INFORMATION

    The Company conducts its business within one industry segment. No Associate accounted for more than 10% of total sales for the years ended December 31, 1995, 1996 and 1997. Sales to Canadian Associates began in 1996 and were less than 10% of total sales in 1996. Such sales were 14% of total sales in 1997.

RECLASSIFICATIONS

    Certain prior years' amounts have been reclassified to conform with the current year presentation.

UNAUDITED INTERIM FINANCIAL INFORMATION

    In the opinion of management, all adjustments, consisting only of normal recurring adjustments that are necessary for fair presentation, have been included in the unaudited financial information for the interim periods ended March 31, 1997 and 1998.

2.  INVENTORIES

    Inventories at December 31, 1996 and 1997 consist of the following:

                                                                      1996           1997
                                                                  -------------  -------------
Raw materials...................................................  $   3,447,362  $   1,827,823
Work-in-progress................................................        150,140              -
Finished goods..................................................      1,349,835      3,495,233
                                                                  -------------  -------------
                                                                  $   4,947,337  $   5,323,056
                                                                  -------------  -------------
                                                                  -------------  -------------

                            MANNATECH, INCORPORATED

3.  PROPERTY AND EQUIPMENT

    Property and equipment at December 31, 1996 and 1997 consist of the following:

                                                  ESTIMATED
                                                 USEFUL LIVES       1996            1997
                                                --------------  -------------  --------------
Office furniture and equipment................    5 to 7 years  $     740,170  $    3,087,775
Computer equipment............................    3 to 5 years      1,201,657       2,724,579
Automobiles...................................         5 years        327,202         298,722
Leasehold improvements........................        10 years         88,165       3,162,714
                                                                -------------  --------------
                                                                    2,357,194       9,273,790
Less accumulated depreciation and
  amortization................................                       (390,278)     (1,389,233)
                                                                -------------  --------------
                                                                    1,966,916       7,884,557
Construction in progress......................                      1,082,656       2,699,353
                                                                -------------  --------------
                                                                $   3,049,572  $   10,583,910
                                                                -------------  --------------
                                                                -------------  --------------

    Construction in progress primarily consists of the construction of a new warehouse facility, a research and development laboratory and the internal development of a new computer software package. Included in the December 31, 1997 balance are capital leases of $397,402 related to the warehouse equipment.

4.  ACCRUED EXPENSES

    Accrued expenses at December 31, 1996 and 1997 consist of the following:

                                                                     1996            1997
                                                                 -------------  --------------
Commissions payable............................................  $   2,481,755  $    3,801,324
Income taxes payable...........................................              -       2,692,248
Accrued royalties and compensation.............................      2,361,703       1,251,215
Accrued inventory purchases....................................        211,702       1,218,975
Sales and other taxes payable..................................        900,154         812,368
Customer deposits..............................................        536,037         216,436
Other accrued expenses.........................................        257,642         739,262
                                                                 -------------  --------------
                                                                 $   6,748,993  $   10,731,828
                                                                 -------------  --------------
                                                                 -------------  --------------

5.  NOTES PAYABLE

    The Company had an unsecured noninterest bearing promissory note payable to a former employee, payable in monthly installments of $6,600 through May 1997. The note was repaid during 1997.

    In May 1995, the Company and a shareholder entered into a $500,000 line-of-credit agreement with a bank. This line was collateralized by personal assets of the shareholder. The interest rate was equal to the bank's prime rate, which was 8.25% at December 31, 1996. During 1996, the shareholder borrowed $250,000 of the line-of-credit for personal use, which was subsequently repaid in full. The line of credit expired in September 1997, and there were no amounts outstanding at December 31, 1996.

                            MANNATECH, INCORPORATED

6.  CAPITAL LEASE OBLIGATIONS

    The Company leases certain furniture and equipment under various capital leases agreements. These agreements have terms which range from three to five years and contain either a bargain purchase option or a buyout provision which the Company intends to exercise. A summary of future minimum payments under these capital lease agreements are as follows:

YEAR ENDING DECEMBER 31,
------------------------------------------------------------------------------
1998..........................................................................   $    265,907
1999..........................................................................         37,586
2000..........................................................................         37,586
2001..........................................................................         37,586
2002..........................................................................         28,189
                                                                                --------------
Present value of future minimum lease payments................................        406,854
Less imputed interest (approximately 12%).....................................        (46,717)
                                                                                --------------
                                                                                      360,137
Less current portion of capital lease obligations.............................       (249,655)
                                                                                --------------
Capital lease obligations, excluding current portion..........................   $    110,482
                                                                                --------------
                                                                                --------------

    In January 1998, the Company entered into a $1.5 million interim lease line-of-credit agreement (the "Line of Credit Agreement") with Banc One Leasing Corporation to fund the purchase of furniture and certain capital equipment in connection with the Company's relocation to its new facility. The Line of Credit Agreement bears interest at the prime interest rate of Bank One, Columbus, NA plus one-half percent, is secured by the leased assets, is guaranteed by two of the Company's shareholders and will expire on December 15, 1998. The Line of Credit Agreement allows the Company to convert amounts drawn thereunder into capital leases and, in March 1998, the Company converted $631,000 which had been drawn on the Line of Credit Agreement into a capital lease (the "Capital Lease"). The Capital Lease bears interest at 9.3%, is collateralized by the leased assets and is payable in 36 installments. In addition to the Capital Lease, $378,000 had been drawn under the Line of Credit Agreement, leaving an available balance of $491,000.

7.  INCOME TAXES

    The components of the Company's income tax provision for 1995, 1996 and 1997 were as follows:

                                                        1995          1996           1997
                                                     -----------  -------------  -------------
Current provision:
  Federal..........................................  $     5,844  $   1,147,481  $   3,324,855
  State............................................        1,156        182,988        463,685
                                                     -----------  -------------  -------------
                                                           7,000      1,330,469      3,788,540
                                                     -----------  -------------  -------------
Deferred provision:................................
  Federal..........................................      108,437        (32,777)       389,000
  State............................................       14,522         (3,000)        72,000
                                                     -----------  -------------  -------------
                                                         122,959        (35,777)       461,000
                                                     -----------  -------------  -------------
                                                     $   129,959  $   1,294,692  $   4,249,540
                                                     -----------  -------------  -------------
                                                     -----------  -------------  -------------

                            MANNATECH, INCORPORATED

7.  INCOME TAXES (CONTINUED)
    A reconciliation of income tax based on the U.S. federal statutory rate is summarized as follows for the years ended December 31:

                                                                        1995       1996       1997
                                                                      ---------  ---------  ---------
Federal statutory income taxes......................................       34.0%      34.0%      35.0%
Partnership income..................................................      (47.0)     (32.0)      (9.4)
State income taxes, net of federal benefit..........................        6.3        6.5        2.3
Nondeductible expenses..............................................       13.9        9.0        0.5
Other...............................................................       (2.1)      (2.5)      (0.2)
                                                                      ---------  ---------  ---------
                                                                            5.1%      15.0%      28.2%
                                                                      ---------  ---------  ---------
                                                                      ---------  ---------  ---------

    Deferred taxes consisted of the following at December 31:

                                                                         1996         1997
                                                                      -----------  -----------
Deferred tax assets:
  Current:
    Inventory capitalization........................................  $   119,000  $    86,000
    Capital loss carryforward.......................................       20,000            -
    Other...........................................................       10,000        2,000
                                                                      -----------  -----------
      Total current deferred tax assets.............................      149,000       88,000
                                                                      -----------  -----------
  Noncurrent:
    Compensation expense............................................            -      318,000
    Capital loss carryforward.......................................            -       20,000
                                                                      -----------  -----------
      Total noncurrent deferred tax assets..........................            -      338,000
                                                                      -----------  -----------
        Total gross deferred tax assets.............................  $   149,000  $   426,000
                                                                      -----------  -----------
                                                                      -----------  -----------
Deferred tax liabilities:
  Noncurrent:
    Depreciation and amortization...................................  $   105,000  $   843,000
                                                                      -----------  -----------
                                                                      -----------  -----------

    The net deferred tax assets (liabilities) are classified in the financial statements as follows:

                                                                        1996          1997
                                                                    ------------  ------------
Current deferred tax assets.......................................  $    149,000  $     88,000
Noncurrent deferred tax liabilities...............................      (105,000)     (505,000)
                                                                    ------------  ------------
Net deferred tax assets (liabilities).............................  $     44,000  $   (417,000)
                                                                    ------------  ------------
                                                                    ------------  ------------

    It is the opinion of the Company's management that the deferred tax assets will more likely than not be realized; therefore, a valuation allowance is not required.

8.  TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

    In April 1994, the Company entered into an incentive compensation agreement with Ray Robbins, a shareholder of the Company. The agreement and its subsequent amendments required the Company to

                            MANNATECH, INCORPORATED

8. TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES (CONTINUED) pay commissions based on a specified monthly sales volume and admittance of independent Associates. During 1995, 1996 and 1997, the Company paid commissions to Mr. Robbins of approximately $145,000, $511,000 and $467,000, respectively. During 1995, the Company paid a shareholder of an affiliated company professional fees of approximately $162,000 to serve as the Company's in-house counsel.

    During 1995, 1996 and 1997, the Company advanced to certain employees, shareholders and an affiliated company funds of which $502,417 and $148,888 remained unpaid at December 31, 1996 and 1997, respectively. During 1997, the Company converted certain accounts receivable from an affiliated company to notes receivable from the shareholders of the affiliated company. These shareholders are also shareholders of the Company. The notes receivable bear interest at 6.0%, and are due upon the earlier of the sale of the affiliated company or December 31, 1998. The total amount of such notes outstanding at December 31, 1997 was $934,929.

    On December 31, 1997, the Company advanced $283,834 to two officers and $352,584 to two directors of the Company to pay taxes due in connection with the cancellation of their incentive compensation agreements. These advances are also evidenced by notes receivable from the shareholders. These notes are noninterest bearing, are collateralized by 203,101 shares of stock held by such shareholders and are due upon the earlier of December 31, 1998 or upon sale of the stock. The total amount of these notes outstanding at December 31, 1997 was $636,418.

9.  CANCELLATION OF INCENTIVE COMPENSATION AGREEMENTS

    Prior to June 1, 1997, the Company paid certain shareholders and employees commissions which were based on sales volume. During 1997, the Company issued 2,027,571 shares of its Common Stock to shareholders and employees to cancel these agreements. These shares included 626,971 of shares issued to cancel incentive compensation agreements which had been provided to two shareholders in lieu of ownership interests in the Partnerships (Note 1). The shares issued were valued at $1.30 per share, which was based on an appraisal at the date of the transaction. In December 1997, the Company agreed to cancel another incentive compensation agreement by issuing 74,167 shares of Common Stock valued at $5.00 per share. As a result of these transactions, during 1997 the Company recognized additional nonrecurring compensation expense of $2,191,610.

10.  EMPLOYEE BENEFIT PLAN

EMPLOYEE RETIREMENT PLAN


    Effective May 9, 1997, the Company adopted a defined contribution 401(k) and profit-sharing plan (the "Plan"). The Plan covers all full-time employees who have completed three months of service and attained the age of twenty-one. Employees can contribute up to 15% of their annual compensation.


    The Company will match 25% of the first 6% contributed and may also make discretionary contributions to the Plan, which may not exceed 100% of the first 15% of the employees annual compensation. Company contributions to employees vest ratably over a five-year period. During 1997, the Company contributed approximately $49,000 to the Plan.

                            MANNATECH, INCORPORATED

10.  EMPLOYEE BENEFIT PLAN (CONTINUED)
STOCK OPTION PLAN

    In May 1997, the Board of Directors approved the 1997 Stock Option Plan (the "Stock Option Plan") which provides incentive and nonqualified stock options to employees and nonemployees, respectively. The Company reserved 2,000,000 shares of common stock for issuance pursuant to the stock options granted under the Stock Option Plan. As of December 31, 1997, 1,600,000 stock options were outstanding, but not exercisable as follows:

                                                                                     WEIGHTED
                                                                                      AVERAGE
                                                                                     EXERCISE
                                                                        SHARES         PRICE
                                                                     -------------  -----------
Outstanding at January 1, 1997.....................................              -           -
  Granted..........................................................      1,600,000   $    1.45
  Exercised........................................................              -           -
  Canceled.........................................................              -           -
                                                                     -------------
Outstanding at December 31, 1997...................................      1,600,000   $    1.45
                                                                     -------------
                                                                     -------------
Options exercisable at December 31, 1997...........................              -           -
                                                                     -------------
                                                                     -------------
Weighted-average fair value of options granted during the year.....  $        1.11
                                                                     -------------
                                                                     -------------

    Under the Stock Option Plan, incentive stock options granted to employees are valued using the intrinsic method, are nontransferable and are granted for terms no longer than ten years and at a price which may not be less than 100% of the fair value of the common stock on the date of grant. During 1997, the Company issued 1,244,000 stock options to employees at a price ranging from $1.35 to $2.00 per share. No compensation cost was recognized as the exercise price of the options was equal to the fair value of options at the date of grant. Had compensation cost for employee stock options been determined based on the Black-Scholes option-pricing model at the grant date, pro forma net income and earnings per share for 1997 using the following weighted-average assumptions would have been as follows:

Dividend yield..................................................................           4%
Expected volatility.............................................................           0%
Risk-free rate of return........................................................           5%
Expected life...................................................................     10 years

                            MANNATECH, INCORPORATED

10.  EMPLOYEE BENEFIT PLAN (CONTINUED)
    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period. The Company's pro forma information follows:

                                                                                     1997
                                                                                --------------
Net income
  As reported.................................................................  $   10,798,904
  Pro forma...................................................................  $   10,719,225
Basic EPS
  As reported.................................................................  $         0.50
  Pro forma...................................................................  $         0.50
Diluted EPS
  As reported.................................................................  $         0.48
  Pro forma...................................................................  $         0.48


    Under the Stock Option Plan, nonqualified stock options granted to nonemployees are valued using the fair value method, are nontransferable and are granted for terms no longer than six years and at a price which may not be less than 100% of the fair value of the common stock on the date of grant. During 1997, the Company issued 356,000 nonqualified stock options to nonemployees at an exercise price of $1.35 per share. Additionally, the Company issued 100,000 nonqualified stock options in July 1997. These options are priced at $2.00, vest immediately, are exercisable after one year and have a term of six years.


    During 1997, compensation expense of $155,503 was included in other operating expenses for the nonemployee options. This expense was determined by calculating the fair value of options granted on the date of grant using the Black-Scholes option-pricing model and the following weighted-average assumptions:

Dividend yield..................................................................           4%
Expected volatility.............................................................          30%
Risk-free rate of return........................................................           5%
Expected life...................................................................      6 years

    During 1997, the Company granted to a consulting firm 475,015 warrants to purchase the same number of shares of the Company's common stock which are nontransferable and vest as follows: 178,125 shares at issuance and 26,990 each month through March 1, 1998. The warrants are exercisable at $1.35 per share and expire on the earlier of May 1, 2003 or 36 months after the warrant shares are registered for public resale under the Securities Act of 1933. At December 31, 1997, 394,015 of the warrants were vested.

    As a provision of the warrant agreement, the consulting firm can require the Company to repurchase the outstanding warrants between May 1998 and May 1999 for $300,000. Accordingly, it was determined that the fair value of the warrants as of December 31, 1997 was $300,000.

11.  COMMITMENTS AND CONTINGENCIES

    The Company leases certain office space and equipment under various noncancelable operating leases, and has options to renew and renegotiate most of the leases. The leases expire at various times

                            MANNATECH, INCORPORATED

11. COMMITMENTS AND CONTINGENCIES (CONTINUED) through January 2007. The Company also leases equipment under month-to-month cancelable operating leases. Total rent expense was $124,000, $317,000 and $702,000 in 1995, 1996 and 1997, respectively.

    Approximate future minimum rental commitments for the operating leases are as follows:

YEARS ENDING DECEMBER 31,
-------------------------------------------------------------------------------
1998...........................................................................  $     835,000
1999...........................................................................        794,000
2000...........................................................................        717,000
2001...........................................................................        706,000
2002...........................................................................        771,000
Thereafter.....................................................................      3,250,000
                                                                                 -------------
                                                                                 $   7,073,000
                                                                                 -------------
                                                                                 -------------

    In 1995 and 1996, the Company entered into various cancellable employment agreements with some of its key employees which provide for minimum annual salaries based on sales volume. However, in 1997 the Company terminated several of these contracts. As a result of the terminations, the Company incurred approximately $499,000 in severance of which $145,000 was accrued at December 31, 1997. In December 1997, the Company entered into a purchase commitment with a supplier to purchase approximately $2.6 million worth of raw materials over the next twelve months.


    The Company utilizes royalty agreements with individuals or entities to provide compensation for items such as:



    - Reprints of articles or speeches relating to the Company



    - Sales of promotional videos featuring sports personalities



    - Promotional efforts in product sales or attracting new associates.



    In addition, the Company pays a monthly fee of $20,000 to a research foundation for promoting and conducting health studies of Associates. The total expenses for all of these agreements were $473,000, $1,345,000 and $1,568,000 in 1995, 1996 and 1997, respectively.


12.  STOCK SPLIT

    On May 14, 1997, the Board of Directors declared a 1,000-for-1 stock split of the Company's common stock. The Board also approved a change in the stated par value of common shares from $.01 per share to $.0001 per share, and increased the number of authorized shares to 100,000,000. All share and per share data have been retroactively adjusted for this split.

13.  LITIGATION

    In 1995, the Company entered into a settlement and mutual release agreement related to the termination of a former employee. Under the terms of the agreement, the Company agreed to pay the former employee $83,000 in cash and issued a $97,600 promissory note (note 5). In 1996, the Company paid an additional $59,000 to the former employee related to this lawsuit. The settlement is recorded in other (income) expense, net in the accompanying financial statements.

                            MANNATECH, INCORPORATED

13.  LITIGATION (CONTINUED)
    The Company has pending claims incurred in the normal course of business which, in the opinion of management, can be settled without material effect on the accompanying financial statements.

14.  EARNINGS PER SHARE

    The following data show the amounts used in computing earnings per share and the effect on the weighted average number of shares of dilutive common stock. The number of shares used in the calculations for 1995 and 1996 reflect the 1,000-for-1 stock split on April 15, 1997.

                                                    1995            1996            1997
                                               --------------  --------------  --------------
Net income available to common
  shareholders...............................  $    2,439,466  $    7,323,809  $   10,798,904
                                               --------------  --------------  --------------
                                               --------------  --------------  --------------
Weighted average number of shares in basic
  EPS........................................      20,626,971      20,626,971      21,448,551
Effect of dilutive securities:
  Stock options..............................               -               -         770,018
  Stock warrants.............................               -               -         181,815
                                               --------------  --------------  --------------
Weighted average number of common shares and
  dilutive potential common shares used in
  diluted EPS................................      20,626,971      20,626,971      22,400,383
                                               --------------  --------------  --------------
                                               --------------  --------------  --------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE
INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                              -------------------

                               TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    8
Use of Proceeds...........................................................   18
Dividend Policy...........................................................   18
Capitalization............................................................   19
Dilution..................................................................   20
Selected Financial Data...................................................   22
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   24
Business..................................................................   36
Management................................................................   51
Certain Transactions......................................................   58
Principal and Selling Shareholders........................................   60
Description of Capital Stock..............................................   62
Shares Eligible for Future Sale...........................................   66
Underwriting..............................................................   68
Legal Matters.............................................................   69
Experts...................................................................   70
Additional Information....................................................   70
Index to Financial Statements.............................................  F-1


                              -------------------

    UNTIL            , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                8,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                                 --------------

                                   PROSPECTUS

                                 --------------

                          Adams, Harkness & Hill, Inc.

                             NationsBanc Montgomery
                                 Securities LLC

                               Piper Jaffray Inc.

                                          , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The estimated expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions are set forth in the following table. Each amount, except for the SEC and NASD fees, is estimated.

SEC registration fees................               $    32,568
NASD filing fees.....................                    11,540
Nasdaq National Market application
  and listing fees...................                    40,500
Transfer agents' and registrar's fees
  and expenses.......................                    12,000
Printing and engraving expenses......                   200,000
Legal fees and expenses..............                   400,000
Accounting fees and expenses.........                   300,000
Blue sky fees and expenses...........                    11,800
Miscellaneous........................                    91,592
                                                    -----------
    Total............................               $ 1,100,000
                                                    -----------
                                                    -----------

    The Company intends to pay all expenses of registration, issuance and distribution, excluding underwriters' discounts and commissions, with respect to the shares being sold by the Selling Shareholders.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Company, a Texas corporation, is empowered by Article 2.02-1 of the Texas Business Corporation Act (the "TBCA"), subject to the procedures and limitations stated therein, to indemnify certain persons, including any person who was, is or is threatened to be made a named defendant or respondent in a threatened, pending, or completed action, suit or proceeding because the person is or was a director or officer, against judgments, penalties (including excise and similar taxes), fines, settlements and reasonable expenses (including court costs and attorneys' fees) actually incurred by the person in connection with the threatened, pending, or completed action, suit or proceeding. The Company is required by Article 2.02-1 to indemnify a director or officer against reasonable expenses (including court costs and attorneys' fees) incurred by him in connection with a threatened, pending, or completed action, suit or proceeding in which he is a named defendant or respondent because he is or was a director or officer if he has been wholly successful, on the merits or otherwise, in the defense of the action, suit or proceeding. Article 2.02-1 provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under the corporation's articles of incorporation or any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise. The Amended and Restated Bylaws of the Company provide for indemnification by the Company of its directors and officers to the fullest extent permitted by the TBCA. In addition, the Company has, pursuant to Article 1302-7.06 of the Texas Miscellaneous Corporation Laws Act, provided in its Articles that a director of the Company shall not be liable to the Company or its shareholders for monetary damages for an act or omission in a director's capacity as director of the Company.

    Furthermore, the Company has entered into individual indemnification agreements with each director of the Company that contractually obligate the Company to provide to the directors indemnification for liabilities they may incur in the performance of their duties and insurance or self-insurance in lieu thereof. The form of such indemnification agreements with a schedule of director signatories is filed as Exhibit 10.8 hereto.


    The Underwriting Agreement among the Company and the Underwriters provides for the indemnification by the Underwriters of the Company, certain of its officers and any controlling person against any liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

    The following sets forth information regarding all sales of unregistered securities of the Company during the past three years. All such shares were issued in reliance upon an exemption from registration under the Securities Act by reason of Section 4(2) or 3(b) of the Securities Act and/or the rules and regulations promulgated thereunder. In connection with each of these transactions, the shares were sold to a very limited number of persons and such persons were provided access either through employment or other relationships to all relevant information regarding the Company and/or represented to the Company that they were "sophisticated" investors. No underwriters were involved in the sales of securities set forth below. Appropriate legends are affixed to the certificates evidencing such shares and such persons represented to the Company that the shares were purchased for investment purposes only and with no view toward distribution. All of the securities described below are deemed restricted securities for purposes of the Securities Act.

     1. Issuance of an aggregate of 10,000,000 shares of Common Stock on June 1, 1997 in exchange for (i) all the outstanding common stock of each of Eight Point Services, Inc., Triple Gold Business, Inc., Five Small Fry, Inc. and Beta Nutrient Technology, Inc., held by the individuals listed below, and (ii) all of the limited partnership interests in Dynamic Eight Partners, Ltd., Power Three Partners, Ltd., Beta M. Partners, Ltd. and Eleven Point Partners, Ltd. held by the individuals listed below.

NAME                                                                         NUMBER OF SHARES
--------------------------------------------------------------------------  ------------------
Samuel L. Caster..........................................................        3,094,946
William C. Fioretti.......................................................        3,094,946
Charles E. Fioretti.......................................................        2,867,284
Patrick D. Cobb...........................................................          235,706
Dick R. Hankins...........................................................          235,706
Don W. Herndon............................................................          235,706
Gary L. Watson............................................................          235,706

     2. Issuance of an aggregate of 2,027,571 shares of Common Stock to the individuals set forth below on June 1, 1997 in exchange for the cancellation of certain incentive compensation agreements.

NAME                                                                         NUMBER OF SHARES
--------------------------------------------------------------------------  ------------------
Ray Robbins...............................................................          607,333
H. Reginald McDaniel......................................................          546,600
Bill H. McAnalley, Ph.D...................................................          303,667
Peter E. Hammer...........................................................          228,206
Charles E. Fioretti.......................................................          227,662
Kim Snyder................................................................          114,103

     3. Issuance of 74,167 shares of Common Stock on March 3, 1998 to Richard Howard in exchange for the cancellation of his incentive compensation agreement.

     4. The Company has granted a warrant to purchase 475,015 shares of Common Stock at a price of $1.35 per share.

     5. The Company has granted options to purchase an aggregate of 1,700,000 shares of Common Stock at a weighted average exercise price of $1.48.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (A) EXHIBITS


EXHIBIT NO.  EXHIBITS
-----------  ---------------------------------------------------------------------------------------------------------
       1.1   Form of Underwriting Agreement.+

       3.1   Amended and Restated Articles of Incorporation of the Company.+

       3.2   Amended and Restated Bylaws of the Company.+

       3.3   Amendment to the Bylaws of the Company.+

       4.1   Specimen Certificate.+

       4.2   Warrant dated May 1, 1997 issued to Christopher A. Marlett.+

         5   Opinion and Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P.+

      10.1   1997 Stock Option Plan dated May 20, 1997.+

      10.2   1998 Incentive Stock Option Plan dated April 8, 1998.+

      10.3   Agreement and Plan of Merger dated as of June 1, 1997 among the Company and Eight Point Services, Inc.,
               Triple Gold Business, Inc., Five Small Fry, Inc., and Beta Nutrient Technology, Inc.+

      10.4   Exchange Agreement dated June 1, 1997 among the Company and the limited partners of Power Three Partners,
               Ltd., Eleven Point Partners, Ltd. and Beta M. Partners, Ltd.+

      10.5   Plan and Agreement of Reorganization dated June 1, 1997 by and among the Company, Dynamic Eight Partners,
               Ltd., Power Three Partners, Ltd., Eleven Point Partners, Ltd. and Beta M. Partners, Ltd. and the
               general and limited partners of the partnerships.+

      10.6   Exchange Agreement by and among Gary Watson, Patrick Cobb, Samuel Caster, Charles Fioretti and William
               Fioretti and the Company dated August 31, 1997.+

      10.7   Option Agreement dated July 1, 1997 with Multi-Venture Partners, Ltd.+

      10.8   Form of Indemnification Agreement with a schedule of director signatures.+

      10.9   Secured Promissory Note dated December 31, 1997 in the amount of $162,051.90 made by Bill McAnalley.+

     10.10   Secured Promissory Note dated December 31, 1997 in the amount of $121,782.14 made by Peter E. Hammer.+

     10.11   Master Lease Agreement dated December 23, 1997 by and between Banc One Leasing Corporation and the
               Company.+

     10.12   Letter of Understanding Regarding Development of Proprietary Information for the Company effective as of
               August 1, 1997, as amended, by and between Bill H. McAnalley, Ph.D. and the Company.+

     10.13   Commercial Lease Agreement dated November 7, 1996 between MEPC Quorum Properties II Inc. and the Company, as amended by the First Amendment thereto dated May 29, 1997 and the Second Amendment thereto dated
               November 13, 1997.+

     10.14   Commercial Lease Agreement dated May 29, 1997 between MEPC Quorum Properties II Inc. and the Company, as amended by the First Amendment thereto dated November 6, 1997.+

EXHIBIT NO.  EXHIBITS
-----------  ---------------------------------------------------------------------------------------------------------
     10.15   Assignment of Patent Rights dated October 30, 1997 by and among Bill H. McAnalley, H. Reginald McDaniel,
               D. Eric Moore, Eileen P. Vennum and William C. Fioretti and the Company.+

     10.16   Supply Agreement effective as of March 31, 1995 by and between the Company and Caraloe, Inc.+

     10.17   Supply Agreement effective as of August 14, 1997 by and between the Company and Caraloe, Inc.+

     10.18   Trademark License Agreement effective as of March 31, 1995 by and between the Company and Caraloe, Inc.+

     10.19   Trademark License Agreement effective as of August 14, 1997 by and between the Company and Caraloe, Inc.+

     10.20   Letter of Agreement from the Company to Michael L. Finney of LAREX, Incorporated dated December 23,
               1997.+

     10.21   Product Development and Distribution Agreement effective as of September 15, 1997 between New Era
               Nutrition Inc. and the Company.+

     10.22   Severance and Consulting Agreement and Complete Release dated August 1, 1997 between Ronald E. Kozak and the Company.+

     10.23   Summary of Management Bonus Plan.+

     10.24   Promissory Note dated August 31, 1997 in the amount of $45,907.40 made by Patrick D. Cobb.+

     10.25   Promissory Note dated August 31, 1997 in the amount of $275,444.42 made by Samuel L. Caster.+

     10.26   Promissory Note dated August 31, 1997 in the amount of $275,444.42 made by Charles E. Fioretti.+

     10.27   Individual Guaranty of Samuel L. Caster dated January 5, 1998.+

     10.28   Individual Guaranty of Charles E. Fioretti dated January 5, 1998.+

        16   Letter of Belew Averitt LLP, former accountants to the Company.+

      23.1   Consent of Price Waterhouse LLP.*

      23.2   Consent of Belew Averitt LLP.*

      23.3   Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P. (included in its opinion filed as Exhibit 5 to this
               Registration Statement).

        24   Power of Attorney (included on signature page of this Registration Statement).+


------------------------

*   Filed herewith


+   Previously filed


(B) FINANCIAL STATEMENT SCHEDULES

None.

    Schedules not listed above have been omitted because they are not required, are not applicable, or the information is included in the Financial Statements or Notes thereto.

ITEM 17.  UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to Item 14 herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas on June 10, 1998.



                                MANNATECH, INCORPORATED

                                By:           /s/ CHARLES E. FIORETTI
                                     -----------------------------------------
                                                Charles E. Fioretti
                                             CHAIRMAN OF THE BOARD AND
                                              CHIEF EXECUTIVE OFFICER



    Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to Registration Statement has been signed below by the following persons in the capacities and as of the dates indicated.



          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

                                Chairman of the Board and
   /s/ CHARLES E. FIORETTI        Chief Executive Officer
------------------------------    (principal executive         June 10, 1998
     Charles E. Fioretti          officer)

              *
------------------------------  President and Director         June 10, 1998
       Samuel L. Caster

                                Vice President, Chief
              *                   Financial Officer and
------------------------------    Director (principal          June 10, 1998
       Patrick D. Cobb            accounting and financial
                                  officer)

              *
------------------------------  Director                       June 10, 1998
      Chris T. Sullivan

              *
------------------------------  Director                       June 10, 1998
       Steven A. Barker




*By:   /s/ CHARLES E. FIORETTI
      -------------------------
         Charles E. Fioretti
          ATTORNEY-IN-FACT

                               INDEX TO EXHIBITS


EXHIBIT NO.  EXHIBITS
-----------  ---------------------------------------------------------------------------------------------------------
       1.1   Form of Underwriting Agreement.+

       3.1   Amended and Restated Articles of Incorporation of the Company.+

       3.2   Amended and Restated Bylaws of the Company.+

       3.3   Amendment to the Bylaws of the Company.+

       4.1   Specimen Certificate.+

       4.2   Warrant dated May 1, 1997 issued to Christopher A. Marlett.+

         5   Opinion and Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P.+

      10.1   1997 Stock Option Plan dated May 20, 1997.+

      10.2   1998 Incentive Stock Option Plan dated April 8, 1998.+

      10.3   Agreement and Plan of Merger dated as of June 1, 1997 among the Company and Eight Point Services, Inc.,
               Triple Gold Business, Inc., Five Small Fry, Inc., and Beta Nutrient Technology, Inc.+

      10.4   Exchange Agreement dated June 1, 1997 among the Company and the limited partners of Power Three Partners,
               Ltd., Eleven Point Partners, Ltd. and Beta M. Partners, Ltd.+

      10.5   Plan and Agreement of Reorganization dated June 1, 1997 by and among the Company, Dynamic Eight Partners,
               Ltd., Power Three Partners, Ltd., Eleven Point Partners, Ltd. and Beta M. Partners, Ltd. and the
               general and limited partners of the partnerships.+

      10.6   Exchange Agreement by and among Gary Watson, Patrick Cobb, Samuel Caster, Charles Fioretti and William
               Fioretti and the Company dated August 31, 1997.+

      10.7   Option Agreement dated July 1, 1997 with Multi-Venture Partners, Ltd.+

      10.8   Form of Indemnification Agreement with a schedule of director signatures.+

      10.9   Secured Promissory Note dated December 31, 1997 in the amount of $162,051.90 made by Bill McAnalley.+

     10.10   Secured Promissory Note dated December 31, 1997 in the amount of $121,782.14 made by Peter E. Hammer.+

     10.11   Master Lease Agreement dated December 23, 1997 by and between Banc One Leasing Corporation and the
               Company.+

     10.12   Letter of Understanding Regarding Development of Proprietary Information for the Company effective as of
               August 1, 1997, as amended, by and between Bill H. McAnalley, Ph.D. and the Company.+

     10.13   Commercial Lease Agreement dated November 7, 1996 between MEPC Quorum Properties II Inc. and the Company, as amended by the First Amendment thereto dated May 29, 1997 and the Second Amendment thereto dated
               November 13, 1997.+

     10.14   Commercial Lease Agreement dated May 29, 1997 between MEPC Quorum Properties II Inc. and the Company, as amended by the First Amendment thereto dated November 6, 1997.+

     10.15   Assignment of Patent Rights dated October 30, 1997 by and among Bill H. McAnalley, H. Reginald McDaniel,
               D. Eric Moore, Eileen P. Vennum and William C. Fioretti and the Company.+

     10.16   Supply Agreement effective as of March 31, 1995 by and between the Company and Caraloe, Inc.+

     10.17   Supply Agreement effective as of August 14, 1997 by and between the Company and Caraloe, Inc.+

EXHIBIT NO.  EXHIBITS
-----------  ---------------------------------------------------------------------------------------------------------
     10.18   Trademark License Agreement effective as of March 31, 1995 by and between the Company and Caraloe, Inc.+

     10.19   Trademark License Agreement effective as of August 14, 1997 by and between the Company and Caraloe, Inc.+

     10.20   Letter of Agreement from the Company to Michael L. Finney of LAREX, Incorporated dated December 23,
               1997.+

     10.21   Product Development and Distribution Agreement effective as of September 15, 1997 between New Era
               Nutrition Inc. and the Company.+

     10.22   Severance and Consulting Agreement and Complete Release dated August 1, 1997 between Ronald E. Kozak and the Company.+

     10.23   Summary of Management Bonus Plan.+

     10.24   Promissory Note dated August 31, 1997 in the amount of $45,907.40 made by Patrick D. Cobb.+

     10.25   Promissory Note dated August 31, 1997 in the amount of $275,444.42 made by Samuel L. Caster.+

     10.26   Promissory Note dated August 31, 1997 in the amount of $275,444.42 made by Charles E. Fioretti.+

     10.27   Individual Guaranty of Samuel L. Caster dated January 5, 1998.+

     10.28   Individual Guaranty of Charles E. Fioretti dated January 5, 1998.+

        16   Letter of Belew Averitt LLP, former accountants to the Company.+

      23.1   Consent of Price Waterhouse LLP.*

      23.2   Consent of Belew Averitt LLP.*

      23.3   Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P. (included in its opinion filed as Exhibit 5 to this
               Registration Statement).

        24   Power of Attorney (included on signature page of this Registration Statement).+


------------------------


*   Filed herewith


+   Previously filed